

monster worldwide

2009 ANNUAL REPORT

Never stand still

redefining recruitment
through innovation

Monster Worldwide, Inc. (NYSE: MWW) is the parent company of Monster.com, the premier global online employment solution for people seeking jobs and the employers who need great people. We've been doing this for over ten years, and have expanded from our roots as a "job board" to a global provider of a full array of job seeking, career management, recruitment and talent management products and services. At the heart of our success and our future is innovation: we are changing the way people think about work, and we're helping them actively improve their lives and their workforce performance with new technology, tools and practices.

To our shareholders, customers and friends:



Sal Iannuzzi
Chairman, President and
Chief Executive Officer

Never stand still. That's the theme for this year's annual report. While the world spent much of 2009 watching and waiting for economic recovery, we spent the year staying focused on and executing the plan we laid out 24 months ago in order to build on our global industry-leading position. That plan focused on reengineering our infrastructure, introducing game-changing innovation, and scaling the business on a global level for job seekers and employers alike, uniquely positioning Monster to capitalize on the growth and prosperity that the economic recovery will offer.

As the economy improves, speeding up the search for talent while acquiring the best people will be more critical than ever for job growth. Companies will need to be flexible and responsive to changing market conditions and job seekers will want guidance and new tools when searching through new career opportunities. So, that's what we've been focused on – introducing innovative resources that help employers find the best candidates and job seekers find the right jobs.

Despite the global recession, through prudent management of a healthy balance sheet, we've been able to execute broad and deep improvements throughout our business in order to increase our profitability and reward you, our shareholders, over time. But we're not done. You can't stand still in today's business environment; innovation is a fundamental driver of long-term growth. Here are some of the highlights of what we've accomplished this year and why they are significant to Monster's competitive positioning, growth and future profitability.

Technological Innovations: Redefining How We Find and Connect People to Jobs
New technologies are transforming the way employers and job seekers search for and find each other. Monster is leading the revolution with our new 6Sense™ semantic search technology. A huge leap beyond standard keyword search, 6Sense technology precisely identifies the right people for the job so that employers and job seekers can save time and money, and ultimately, find the right match. 6Sense significantly transforms Monster from a static job board to a "job-matching engine." It's a truly game-changing technology that will help businesses mitigate the burdensome costs and resources associated with recruiting and hiring. We expect future products driven by 6Sense search technology to become meaningful contributors of revenue.

We've also enhanced our networking capability through our Affinity Labs business. As of this writing we are operating more than 20 career networks, known as Monster Communities, serving specialized fields like accounting, nursing and technology. These unique "niche" professional networks are becoming go-to destinations that attract like-minded professionals seeking career advice and job opportunities. In addition to providing relevant content and networking capabilities, these communities enable Monster to offer new advertising opportunities for employers to target both active and passive qualified candidates.

In addition, we continued to scale our Career Ad Network®, which helps employers extend their recruitment reach, target the right seekers using behavioral targeting technology, and then guide those job seekers back to employers' job postings on Monster.com. With an estimated reach of 84 million people[1], the Monster Career Ad Network now reaches 38.5 percent of the U.S. online audience[2] and is a further example of how our substantial investment in technology and innovation is helping job seekers and employers get connected with greater precision.

1 comScore Media Metrix; Sept 2009
2 comScore Media Metrix; Average Jan–Dec 2009


6sense
SEARCH TECHNOLOGY



6Sense significantly transforms Monster from a static job board to a "job matching engine"


artbistro
HRPeople
monster COLLEGE
SalesHQ

Monster Communities offer new advertising opportunities for employers to target both active and passive qualified candidates

6Sense RESULTS[3]:

Employer side:

- 150% increase on average in the number of qualified candidates found
- 97% of recruiters believe Monster Power Resume Search™ found qualified candidates faster than classic search
- 90% of recruiters prefer using over other keyword searches
- Recruiters reduced time in finding candidates by an average of 65% over other searches

Seeker side:

- Average increase of 20% in job applies per visit
- Average decrease of 6.5% in the number of searches per visit
- Average increase of 18% in the number of job views

Career Ad Network RESULTS:

- **Largest** careers-focused ad network[4]
- Serves **over 3 billion job ad impressions** per month[5]
- Syndication to **thousands of sites**[5]
- Reaches **over 1 in 3 Internet users** in the U.S.[4]
- In the past year, jobs with Career Ad Network have experienced an average of **41% more views** compared to a standard job posting[6]

Marketing: Using Innovation to Maximize Impact

2009 was a year in which we achieved stronger marketing results through innovative strategies and initiatives. Online promotion is the backbone of our marketing approach, which we continuously optimize to achieve the performance our customers expect. Beyond our online efforts, we introduced several new initiatives to demonstrate our global brand leadership.

In February, we returned to the Super Bowl with our "Doubletake" commercial featuring an employee who finds his office on the wrong side of a full-bodied stuffed moose. The commercial was praised by press from *The Wall Street Journal* to numerous broadcast outlets. It also received numerous awards, including recognition from Northwestern University's Kellogg School of Management and the Cannes Film Festival. But, more important, we reached 100 million people who watched the Super Bowl itself, and nearly twice that many through related media coverage.

During the Super Bowl, we kicked off our partnership with the National Football League with our unique promotion searching for the first ever *Director of Fandemonium*, a dream job for any NFL fan, sponsored by Monster. The promotion drove 300,000 unique visits to our sites in the two weeks that followed the Super Bowl[7], and generated tremendous incremental exposure for the brand in both traditional and social media.

In March, we kicked off our Keep America Working Tour. This tour across the U.S. brought real jobs to job seekers who needed them with 86 stops in 54 cities. We had over 65,000 job seekers meet face-to-face with employers who had 56,000 available jobs[8]. We didn't just offer a typical career fair experience. We offered expert career advice in theatre presentations and provided valuable take-home content to allow job seekers to get an advantage in their job search. The program received tremendous media coverage in every market we served, promoting the Monster brand at a fraction of the cost of paid advertising. The tour was so successful that we expanded the concept with the Keep Europe Working Tour, which traveled to 19 cities across the continent.

Operations: Centralized and Streamlined

In 2009, we made substantial progress toward achieving operational excellence, one of our stated values. Beyond our advancements in technological enhancements, we opened two new operating facilities that will provide a competitive advantage for years to come.

In November, we officially opened our 75,000 square foot customer support service center in Florence County, South Carolina. The opening of this center represents our continued efforts to centralize our customer service operation and ensure our customers get best-in-class service and support through a U.S.-based operation.

We also opened a new Technology Center of Excellence & Innovation located in Cambridge, Massachusetts. The Center will provide the physical and human resources to help us successfully drive innovation as a key area of strength in concert with our sites in Massachusetts, California, Czech Republic, Malaysia, India and Korea.

Expanding Global Footprint

As the only true global service provider in the online recruitment business, Monster not only delivers quality candidates to its customers in the U.S. and Canada, but also in Europe and Asia. Our presence in approximately 50 countries is unmatched in our industry and provides a strong competitive advantage.

Additionally, we are poised to capitalize on new international growth opportunities as the global economy rebounds. In 2009, our joint venture with News Limited in Australian online career site CareerOne continued to gain momentum through upgraded and improved products and services that enabled CareerOne to overtake the number two competitor in the market in terms of unique visitors

3 Monster conducted in-person research with 48 recruiters from 15 large enterprise accounts to measure the value of Power Resume Search. In side by side comparisons with competitive products or standard keyword searching, customers found that Power Resume Search produced these results

4 comScore Media Metrix – Ad Network Category; Dec 2009

5 Monster CAN Ad Server Data: Aggregate monthly Ad Serving; Q4 2009

6 Monster Internal Data: Average U.S. CAN job view performance compared to standard job posting; Feb 2009–Feb 2010

7 Internal Monster Data; WebTrends; Feb 1–14, 2009

8 Internal Monster Data; March–Dec 2009



Our Career Ad Network™ is helping job seekers and employers get connected with greater precision


Monster presents the
KEEP AMERICA WORKING TOUR

In March, we kicked off our Keep America Working Tour, receiving tremendous media coverage

and job postings[9]. In Asia, we continued to strengthen our presence in China through the ChinaHR business and are well-positioned to take advantage of the enormous long-term growth potential in the country.

Finally, in 2009, Monster embarked on a multi-year geographic expansion strategy designed to enable Monster to enter global developing markets efficiently and effectively. We believe that there is huge opportunity to expand our brand to countries in Eastern Europe, Latin America and Asia, which have large employee populations, growing economies and extensive Internet usage.

No other career services company can match Monster's global reach and capabilities.

Increased Scale and Reach Through the Proposed HotJobs Acquisition and Traffic Agreement with Yahoo!

The ability to quickly and significantly reach more online users is an important component of Monster's growth strategy. We worked through much of 2009 to negotiate a definitive agreement with Yahoo!, which was signed in February 2010, to acquire the assets of Yahoo! HotJobs, a leading online recruitment Web site. In addition to the proposed acquisition of the HotJobs business, we also entered into a three-year commercial traffic agreement, effective upon the closing of the acquisition of the HotJobs business from Yahoo!, that establishes Monster as Yahoo!'s provider of career and job content on the Yahoo! homepage in the U.S. and Canada. The regulatory approval process is continuing and we anticipate being able to close the acquisition sometime during the third quarter of 2010.

The addition of HotJobs promises to significantly increase the number of job seekers visiting Monster. Following the closing of the transaction and the integration of the HotJobs business into Monster, recruiters will have the ability to tap into one of the largest online resume databases in the world. Last year, HotJobs averaged 16 million unique visitors per month, some 69 percent of whom were non-duplicative with Monster[10]. HotJobs also will bring a strong presence in key areas of healthcare, retail, insurance and finance that complement our traditional customer base. Finally, the opportunity to work with HotJobs' additional 600 daily and weekly newspapers is exciting, and when combined with Monster's current agreements with publishers, will result in almost 1,000 alliances and represents significant opportunity for incremental growth going forward.

Financial Performance

While the difficult global economy impacted the Company's financial performance, Monster's financial results were consistent with expectations. We were greatly encouraged that fourth quarter sales activity showed strong sequential improvement as a result of the successful execution of our strategic plan and an improving global economy.

Total revenue was $905 million in 2009, down from $1.3 billion the prior year. Income from continuing operations was $19 million, or $0.16 per diluted share, compared to $114 million, or $0.94 per diluted share, in 2008. Operating income before depreciation, amortization, stock based compensation and non-cash restructuring charges (OIBDA) was $104.4 million compared to $261.5 million in 2008.

Costs were kept under tight control throughout the year while we made key investments in product development, technology and infrastructure improvements to drive long-term growth. Non-GAAP operating expenses declined to $896 million compared to $1.1 billion the prior year. We continued to maintain a strong liquid balance sheet throughout the year. At year-end, Monster's available liquidity was $549 million with $250 million in net cash and securities[11].

Standing Still Is Not an Option

Precise job-matching capabilities, new ways of collaborating and engaging, unrivaled career management tools, and the world's largest online job database – these initiatives support our ability to deliver a superior value proposition to our customers.

9 Nielsen NetRatings Market Intelligence, Australian Domestic, Unique Browsers; Jan 2005–Feb 2010

10 comScore; Unique Visitors; Jan–Dec 2009

11 Total available liquidity is defined as cash and cash equivalents plus short-term and long-term marketable securities plus unused borrowings under our credit facility. Net cash and securities is defined as cash and cash equivalents plus short-term and long-term marketable securities, less total debt



Our customers get best-in-class service and support through our Florence County, South Carolina customer support service center



Our presence in approximately 50 countries is unmatched in our industry and provides a strong competitive advantage

Most of the credit for our accomplishments belongs to our team of extraordinary people – many of whom had to do more with less.

One of Monster's core strategies for 2010 is to help our customers navigate through the tough conditions created by the economic recession. This year will be a season of renewal for many. The psychology of the market has begun to improve and customers are showing more optimism while job creation has become the top priority for governments around the globe.

Additionally, we believe we can do well as a company by doing something good for the communities we serve. Whether it's working with the government in India to improve the quality of life for rural working households or partnering in the U.S. with CareerGear and Dress for Success on-the-job training programs for disadvantaged men and women, we will continue to align our business goals and strengths with our commitment to supporting those societal needs that have an impact on communities where we live and work.

On a personal note, I was pleased to join President Obama's White House Forum on Jobs and Economic Growth, which was a call to arms for a group of national leaders to roll up our sleeves and innovate our way out of this unacceptable crisis. Monster is committed to being part of the solution. I am also participating on behalf of Monster as a member of the White House Forum on Modernizing Government, where a group of CEOs are collaborating with government leaders to identify new ways to use technology to streamline operations, improve customer services and maximize returns on information technology investments.

Our number one priority, however, is to give job seekers and employers a "Monster" advantage in finding the best job match – and to give Monster an advantage over traditional and emerging competitors through innovative product, deeper engagement and global expansion strategies.

We've laid a solid foundation over the past 24 months to increase our long-term profitability. Through major investment in infrastructure and innovation, we have evolved beyond our heritage as an online job board and believe we are rapidly becoming the most sophisticated talent recruitment and career management service platform in the world.

Most of the credit for our accomplishments belongs to our team of extraordinary people – many of whom had to do more with less. Their commitment to our company, our customers and our community is unwavering. Innovative ideas are nothing without solid execution and I am proud to be leading a company with such tremendous pride in ownership. I'm particularly grateful to our shareholders for their belief in our strategy, favoring long-term growth over short-term financial returns.

With the close of 2009 and the beginning of 2010, I am optimistic that with a little help from the global economy, and the fruits of our commitment to never stand still, we are well-positioned to deliver tremendous value to our shareholders.

With thanks to our customers, employees and shareholders,

Sal

Sal Iannuzzi
Chairman, President and Chief Executive Officer

Form 10-K

monster worldwide

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

Received SEC
MAY 24 2010
Washington, DC 20549

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001-34209

MONSTER WORLDWIDE, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3906555**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	*(I.R.S. EMPLOYER IDENTIFICATION NUMBER)*

622 Third Avenue, New York, New York 10017
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(212) 351-7000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined under Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $1,481,362,915 as of June 30, 2009, the last business day of the registrant's second fiscal quarter of 2009.

As of January 20, 2010, there were 125,604,189 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Special Note About Forward-Looking Statements

We make forward-looking statements in this report and in other reports and proxy statements that we file with the United States Securities and Exchange Commission ("SEC"). Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve certain risks and uncertainties, including statements regarding our strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic and financial market environment; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to identify future acquisition opportunities; our ability to manage future growth; the ability of our divested businesses to satisfy obligations related to their operations; risks related to our foreign operations; our ability to expand our operations in international markets; our ability to attract and retain talented employees; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; effects of anti-takeover provisions in our organizational documents; volatility in our stock price; risks associated with government regulation; the outcome of pending litigation; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

PART I

ITEM 1. *BUSINESS*

Introduction

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company," "Monster," "Monster Worldwide," "we," "our" or "us"), parent company of Monster®, the premier global online employment solution, strives to inspire people to improve their lives. With a local presence in key markets in North America, Europe, Asia and Latin America, Monster works by connecting employers with quality job seekers at all levels and by providing personalized career advice to consumers globally. Through online media sites and services, Monster Worldwide delivers highly targeted audiences to advertisers. The Company is a member of the S&P 500 Index.

Our principal executive offices are located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is *http://about-monster.com.* Our predecessor business was founded in 1967, and our current company was incorporated in Delaware and became a public company in 1996. We make all of our public filings with the SEC available on our website, free of charge, under the caption *"Investor Relations — SEC Filings."* Included in these filings are our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, which are available as soon as reasonably practical after we electronically file or furnish such materials with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Agreement to Acquire HotJobs Business from Yahoo! Inc.

On February 3, 2010, Monster entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Yahoo! Inc. ("Yahoo!"), pursuant to which Monster has agreed to acquire from Yahoo! substantially all assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") for a purchase price of $225 million in cash payable at the closing of the transaction. The closing is subject to customary conditions to closing, including the receipt of requisite antitrust approvals. Either party may terminate the Asset Purchase Agreement, subject to certain exceptions, (i) in the event of an uncured breach of the Asset Purchase Agreement by the other party, (ii) if the closing has not occurred by August 25, 2010 (the "Termination Date"), provided that the Termination Date may be extended by up to nine additional months in Yahoo!'s sole discretion in connection with any antitrust related regulatory action or proceeding, (iii) if a legal restraint would prevent the consummation of the closing or (iv) if either party is compelled by a governmental authority to sell, hold separate or otherwise dispose of all or any portion of the HotJobs Assets or limit the operation of the HotJobs business.

In connection with the transaction, Monster and Yahoo! entered into certain other ancillary agreements to be effective as of the closing of the acquisition, including (i) a license agreement, pursuant to which Yahoo! will grant to Monster a license of certain patents and trade secrets for use by Monster, and Monster will agree to grant back to Yahoo! a license of the technology, trade secrets and patents assigned to Monster under the Asset Purchase Agreement, (ii) a transition services agreement to ensure Monster's ability to operate the HotJobs business for a period of six months following the closing (as such time period may be extended in Monster's discretion by up to three additional months) and (iii) a commercial traffic agreement, pursuant to which Yahoo! has agreed to place hyperlinks on Yahoo!'s homepages in the United States and Canada and certain other Yahoo! properties designed to direct user traffic to Monster.com and Monster.ca.

Our Strategy

Monster Worldwide's long-term business strategy is designed to capitalize on the numerous opportunities that exist in the global online recruitment marketplace and related markets. Our strategy calls for strategic investment in product, technology, brand support and customer service to expand our global leadership position in an effort to achieve long-term growth and profitability and create shareholder value. In support of this strategy, we are investing in our operations on a global basis while controlling the growth of operating expenses.

Monster's focus is on the needs of its customers, both employers and job seekers. We have created and introduced new products and services to improve the seeker experience while also developing deeper relationships with our employer customers. Through innovative products and a rebuilt website, we offer greater value to all job seekers who look to manage their careers, even those seekers who are not actively engaged in a job search. The improvements we have made to our product offerings and services are designed to enhance seeker engagement and increase job response rate. We believe that more active seeker engagement will translate directly into higher quality candidates for our employer customers. For employers, we have introduced tools and features that allow them to more efficiently and effectively attract and find the most relevant candidates for their job openings.

Our investments in our technology platform have allowed us to deliver these innovative products and services on time and on a global basis. We have consolidated several technology systems and have created a platform that is more secure, scalable and redundant. Additionally, in 2008, we acquired Trovix Inc., a business that provides career-related products and services that utilize advanced search technology, focusing on key attributes such as skills, work history and education. We recently launched our innovative and proprietary semantic resume and job search database product to customers based upon Trovix search technology, which we have branded 6Sense™.

Our global sales structure allows us to sell and distribute our products and services to large, medium and small businesses on a local basis. Our objective is to offer existing customers additional products while expanding our coverage to attract new customers. Through our recent new product introduction and the multiple alliances we share with other companies that serve the human resources community, we have increased the number of products we now provide customers beyond the core job postings and resume database offerings. We offer our customers online recruitment media solutions throughout our network, application tracking services, diversity resume database services and other ancillary services either directly or through alliances to meet the changing needs of our customers.

We service existing and potential customers through a field sales force, telephone sales force and an online service, which we refer to as our "eCommerce" channel, where the customer can post jobs and access the resume database without sales force involvement. We have integrated our field and telesales forces in the United States and aligned our sales resources into seven regions so we can operate more efficiently and provide a high touch, consultative service to customers. We believe that we are well positioned to effectively extend our geographic sales coverage and increase the penetration of existing customers.

In order to support our new product launch and our expanded sales resources, we have invested in our customer service capabilities on a global basis. We have in-sourced, centralized and standardized our global call center operations to create a customer focused, proactive value added model.

We continue to actively and aggressively support the Monster brand on a global scale through strategic investments in both online and offline advertising and promotion. Our advertising and promotion activities are designed to drive quality visitors to Monster.com and our affiliated online properties. We have centralized our media purchases and changed the timing of our media buying to receive beneficial rates resulting in greater efficiencies for our marketing expenditures.

Our growth strategy includes global geographic expansion. We believe there is a large opportunity to extend our penetration in existing markets in Europe, Asia and Latin America, in addition to extending our presence beyond the markets we currently serve. In October 2008, we completed the acquisition of China HR.com Holdings Ltd. (together with its subsidiaries, "ChinaHR"), a leading online recruiter, serving employers and job seekers in major provinces in the People's Republic of China. We believe there exists a significant opportunity to expand our presence in the People's Republic of China over time. Additionally, in November 2008, the Company acquired a 50% equity interest in a company that provides online employment solutions in Australia.

We are also committed to entering adjacent markets. Our acquisition in January 2008 of Affinity Labs Inc. ("Affinity Labs") has allowed us to provide highly relevant content to our job seekers through a portfolio of professional and vocational communities, which we call "Monster Communities." It also provides employers access to a large, "hard-to-reach" pool of job candidates and allows us to expand our core product more aggressively.

Our Services

We operate in three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. For the year ended December 31, 2009, these operating segments represented approximately 45%, 40% and 15% of our consolidated revenue, respectively. During the second quarter of 2008, we discontinued the operations of Tickle Inc., an online property within the Internet Advertising & Fees segment, which no longer fit the Company's long term growth plans. During the year ended December 31, 2006, we disposed of our global Advertising & Communications business to focus our resources on building the Monster franchise and expanding the content of our online businesses. See Note 17 to our consolidated financial statements for further discussion of our segment results.

Careers (North America and International)

Monster is the premier global online employment solution, striving to inspire people to improve their lives. Monster has a presence in approximately 50 countries around the world. With a local presence in key markets in North America, Europe, Asia and Latin America, Monster works by connecting employers with quality job seekers at all levels and by providing searchable jobs and career management resources online. We have been able to build on Monster's brand and create worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For the employer, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and deliver access to our community of job seekers. For job seekers, our purpose is to improve their careers by providing work-related content, services and advice.

Our services and solutions include searchable job postings, a resume database, recruitment media solutions throughout our network and other career-related content. Job seekers can search our job postings and post their resumes on each of our career websites. Monster also offers premium career services at a fee to job seekers, such as resume writing and a resume distribution service. Employers and human resources companies pay to post jobs, search our resume database, and utilize career site hosting and other services.

Monster has traditionally targeted the enterprise market, or those businesses that we consider to be among the 1,500 largest organizations globally. However, we have also begun to concentrate our efforts on expanding our penetration into the small-to-medium sized businesses ("SMBs"), those businesses with approximately 10 to 2,000 employees that operate primarily in local and regional markets. We currently have alliances with media and publishing companies that extend our presence with local and regional job seekers in various markets across the United States.

Internet Advertising & Fees

Our Internet Advertising & Fees segment provides consumers with content, services and useful offerings that help them manage the development and direction of their current and future careers, while providing employers, educators and marketers with innovative and targeted media-driven solutions to impact these consumers at critical moments in their lives. Our network of online properties appeals to advertisers and other third parties as these sites cost-effectively deliver certain discrete demographic groups in a relevant and engaging online environment. We believe that by strengthening our user engagement, driving additional traffic and increasing usage of our websites, we can increase the appeal to our customers and reward them with a higher return on their marketing investment. Our sites are constantly evolving to integrate new and innovative features, in order to provide the relevant content that connects with our users.

Revenue for the Internet Advertising & Fees segment is derived primarily from three types of services: lead generation, display advertising and products sold to consumers for a fee. Lead generation is a highly scalable direct response business in which marketers pay for connections to consumers whose demographics and interests match the requirements of specific business offerings. Our large database of users and ongoing collection of numerous points of data allows us to provide our clients with targeted and valuable leads. Display advertising opportunities have been integrated across the Monster Worldwide network of websites, allowing marketers to deliver targeted online advertising messages via numerous sizes and formats of creative units. Consumers come to Monster's websites for information and advice on how to manage critical life transitions, and this environment is typically seen by marketers as desirable for the promotion of products and services as consumers are actively looking for new ideas and solutions. Premium content and services is the final service provided under the Internet Advertising & Fees segment and allows consumers to pay for access to information and tools that provide greater support in the development of their educational and career opportunities.

Our largest customer categories are employers, schools, and consumer products and services. Employers use our media solutions to attract job seekers to job postings and to help job seekers better understand what it is like to work for a particular employer. Schools find our advertising and lead generation services to be effective tools in attracting students to investigate enrollment in higher education programs. Marketers of a variety of consumer products and services categories, including automotive, telecommunications, apparel and entertainment, have come to us to provide cost-effective and highly targeted solutions to connect with specific consumer segments.

Sales and Marketing

The Company's sales resources consist of field sales, telesales, and a self service eCommerce channel. Our sales activities are geared towards large, medium and small companies as well as government agencies, advertising agencies and educational institutions. The field and telesales resources for our Careers business in the United States are regionalized to better serve our customers with a more high touch, consultative approach, while providing greater efficiencies for developing new business opportunities. We have specialty units within the sales organization, dedicated to serving our vertical markets, such as enterprise, SMBs, government, healthcare and staffing. Our telesales staff is primarily responsible for telemarketing and customer service for SMBs and is located in our offices around the world. Our field sales staff focuses on both local and national clients and is also dispersed throughout our offices globally. Our eCommerce channel is available to all customer groups and is currently most heavily used by smaller employers. Our Internet Advertising & Fees sales force is located throughout the United States and is focused on cross-selling the products of each property within its network. New sales representatives who join the sales force during the year undergo a rigorous training program.

We use sponsorships and broad-based media, such as broadcast television, the Internet, radio, and business, consumer and trade publications, to market and promote the Monster brand. The majority of our marketing and promotion expense is allocated to our Careers — North America and Careers — International segments.

Customers

Our customers are comprised of individuals, small and medium-sized organizations, enterprise organizations, federal, state and local government agencies and educational institutions. No one customer accounts for more than 5% of our total annual revenue.

Competition

The markets for our services and products are highly competitive and are characterized by pressure to win new customers, expand the market for our services and to incorporate new capabilities and technologies. We face competition from a number of sources. These sources include other employment-related websites, general classified advertising websites, professional networking and social networking websites, traditional media companies (primarily newspaper publishers), Internet portals, search engines and general-interest websites such as blogs. The barriers to entry into Internet businesses like ours are relatively low. As a result, new competitors continuously arise. Low-cost and free classified advertising websites are gaining increased acceptance with employers. Professional networking websites have also made significant strides in attracting employers who in the past had focused on traditional media and large job boards. Additionally, over the past several years many niche career websites have been launched targeted at specific industry verticals.

Many of our competitors or potential competitors have long operating histories, and some have greater financial, management, technological, development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and reputation among our clients and potential clients.

Intellectual Property

Our success and ability to compete are dependent in part on the protection of our domain names, trademarks, trade names, service marks, patents and other proprietary rights. We rely on copyright laws to protect the original website content that we develop. In addition, we rely on federal, state and foreign trademark laws to provide additional protection for the identifying marks appearing on and the design and appearance of our Internet sites. A degree of uncertainty exists concerning the application and enforcement of copyright and trademark laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

We also assert common law protection on certain names and marks that we have used in connection with our business activities.

We rely on trade secret and copyright laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have obtained patents and applied for several other patents with respect to certain of our software systems, methods and related technologies, but there can be no assurance that any pending applications will be granted or that any patents will not in the future be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of patent, copyright or trademark infringement against us. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their trade secrets, creative ideas or formats or otherwise infringed their proprietary rights in connection with our Internet content or technology. Any claims of infringement or misappropriation, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, and require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could significantly harm our business, financial condition and operating results.

Employees

As of January 20, 2010, we employed approximately 5,700 people worldwide, a decrease over the prior year primarily resulting from targeted headcount reductions in 2009.

Executive Officers

As of January 20, 2010, our executive officers were as follows:

Name	Age	Position
Salvatore Iannuzzi	56	Chairman of the Board, President and Chief Executive Officer
Timothy T. Yates	62	Executive Vice President and Chief Financial Officer
Darko Dejanovic	39	Executive Vice President, Global Chief Information Officer and Head of Product
James M. Langrock	44	Senior Vice President, Finance and Chief Accounting Officer
Lise Poulos	51	Executive Vice President and Chief Administrative Officer

Salvatore Iannuzzi has been Chairman of the Board, President and Chief Executive Officer of the Company since April 2007. Prior to joining the Company, Mr. Iannuzzi served as President of Motorola, Inc.'s Enterprise Mobility business from January 2007 to April 2007. Prior to that, Mr. Iannuzzi served as President and Chief Executive Officer of Symbol Technologies, Inc. ("Symbol"), a publicly traded company engaged in the business of manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions, from January 2006 to January 2007, when Symbol was sold to Motorola, Inc. He previously served as Symbol's Interim President and Chief Executive Officer and Chief Financial Officer from August 2005 to January 2006 and as Senior Vice President, Chief Administrative and Control Officer from April 2005 to August 2005. He also served as a director of Symbol from December 2003 to January 2007, serving as the Non-Executive Chairman of the Board from December 2003 to April 2005. From August 2004 to April 2005, Mr. Iannuzzi was a partner in Saguenay Capital, a boutique investment firm. Prior thereto, from April 2000 to August 2004, Mr. Iannuzzi served as Chief Administrative Officer of CIBC World Markets. From 1982 to 2000, he held several senior positions at Bankers Trust Company/Deutsche Bank, including Senior Control Officer and Head of Corporate Compliance.

Timothy T. Yates has been Executive Vice President and Chief Financial Officer of the Company since June 2007. Prior to joining the Company, Mr. Yates served as Senior Vice President, Chief Financial Officer and a director of Symbol from February 2006 to January 2007. From January 2007 to June 2007, he was a Senior Vice President of Motorola, Inc.'s Enterprise Mobility business responsible for Motorola's integration of Symbol. From August 2005 to February 2006, Mr. Yates served as an independent consultant to Symbol. Prior to this, from October 2002 to November 2005, Mr. Yates served as a partner and Chief Financial Officer of Saguenay Capital, a boutique investment firm. Prior to that, he served as a founding partner of Cove Harbor Partners, a private investment and consulting firm, which he helped establish in 1996. From 1971 through 1995, Mr. Yates held a number of senior leadership roles at Bankers Trust New York Corporation, including serving as Chief Financial and Administrative Officer from 1990 through 1995.

Darko Dejanovic has been Executive Vice President, Global Chief Information Officer and Head of Product since November 2007. Previously, he had served as Executive Vice President and Global Chief Information Officer since July 2007, and as Senior Vice President and Global Chief Information Officer since April 2007. Prior to joining the Company, Mr. Dejanovic served as Senior Vice President and Chief Technology Officer for Tribune Company, a publicly traded media company, from December 2004 until March 2007. During that same period, Mr. Dejanovic also served as Vice President and Chief Technology Officer of Tribune Publishing Company, a subsidiary of the Tribune Company, a position he held since 2002. Before joining the Tribune Company, Mr. Dejanovic had technology leadership roles for the Education Management Group, a provider of post-secondary education, and for the European Community Monitor Mission, an international public policy organization.

James M. Langrock has been Senior Vice President, Finance and Chief Accounting Officer since May 2008. Prior to joining the Company, Mr. Langrock was Vice President, Finance of Motorola, Inc.'s Enterprise Mobility business from January 2007 to April 2008. From May 2005 to January 2007, Mr. Langrock served as the

Vice President, Chief Accounting Officer and Corporate Controller at Symbol. From December 2003 to May 2005, Mr. Langrock was Symbol's Vice President — Internal Audit. Before joining Symbol, he served as Chief Financial Officer at Empress International, Ltd., an importer and wholesale distributor, from May 2002 to November 2003. From 1991 to April 2002, Mr. Langrock held a variety of audit positions at Arthur Andersen LLP, including Senior Manager in the Audit and Business Advisory Practice.

Lise Poulos has been Executive Vice President and Chief Administrative Officer since January 2008. Previously, she had served as Executive Vice President since September 2007. Prior to joining the Company, Ms. Poulos served as Senior Vice President, Human Resources of Motorola, Inc.'s Enterprise Mobility business from January 2007 to July 2007. From 1997 to January 2007, Ms. Poulos held various roles at Symbol, including Senior Vice President, Human Resources and Corporate Communications from August 2006 to January 2007, Vice President, Human Resources from November 2005 to August 2006 and Director, Human Resources from 2002 to November 2005. Prior to joining Symbol, Ms. Poulos worked at a major energy company and in the financial services industry.

ITEM 1A. *RISK FACTORS*

The existing global economic and financial market environment has had, and may continue to have, a negative affect on our business and operations.

Because demand for our services is sensitive to changes in the level of economic activity, our business has suffered during economic downturns. Many companies hire fewer employees when economic activity is slow. As a result, demand for our services is reduced, which leads to lower sales. If the current economic downturn continues or worsens, demand for our services and our sales may be further reduced. In addition, lower demand for our services may lead to lower prices for our services.

The continuing volatility in global financial markets may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continue or worsen, our business, results of operations and financial condition could be materially and adversely affected.

We rely on the value of our brands, particularly Monster, and the costs of maintaining and enhancing our brand awareness are increasing.

Our success depends on our brands and their value. Our business would be harmed if we were unable to adequately protect our brand names, particularly Monster. We believe that maintaining and expanding the Monster brand is an important aspect of our efforts to attract and expand our user and client base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. We have spent considerable money and resources to date on the establishment and maintenance of the Monster brand. We are devoting greater resources to advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Monster brand. Despite this, we may not be able to successfully maintain or enhance consumer awareness of the Monster brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of the Monster brand in a cost-effective manner, our business, operating results and financial condition may be harmed significantly.

We also are susceptible to others imitating our products and brands, particularly our Monster brand, and infringing on our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are dependent. While we believe we have strong trademark protection in the Monster brand worldwide in the careers and recruitment business, that protection does not extend fully to other businesses. Other companies and organizations use the "Monster" name, and more may do so in the future. This use could adversely affect our brand recognition and reputation if employers or job seekers confuse us with these other organizations. In addition, the laws of foreign countries do not necessarily protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products or brands, particularly our Monster brand, or infringement of our intellectual property rights could diminish the value of our brands or otherwise reduce our revenues.

Our markets are highly competitive.

The markets for our services are highly competitive. They are characterized by pressures to:

- reduce prices;
- incorporate new capabilities and technologies; and
- accelerate hiring timelines.

Furthermore, we face competition from a number of sources. These sources include:

- other employment-related websites, including large national and international competitors as well as niche career websites targeted at specific industry verticals;

- general classified advertising websites, some of which offer a low-cost or free alternative to our offerings;
- professional networking and social networking websites;
- traditional media companies, including newspapers; and
- Internet portals, search engines and general-interest websites such as blogs.

Low-cost and free classified advertising websites are gaining increased acceptance with employers. Professional networking websites have also made significant strides in attracting employers who in the past have focused on traditional media and large job boards. Additionally, over the past several years many niche career websites have been launched targeted at specific industry verticals.

Many of our competitors, or potential competitors, have long operating histories, and some may have greater financial resources, management, technological development, sales, marketing and other resources than we do. Some of our competitors have more diversified businesses or may be owned by entities engaged in other lines of business, allowing them to operate their directly competitive operations at lower margins than our operations. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of our services by job seekers and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be significantly harmed.

We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising market. Existing or future competitors may develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenue and prospects for growth. This could significantly harm our business, financial condition and operating results.

Our operating results fluctuate from quarter to quarter.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including, but not limited to:

- the timing and amount of existing clients' subscription renewals;
- entering new markets;
- enhancements to existing services;
- the hiring cycles of employers;
- changes in general economic conditions, such as recessions, that could, among other things, affect recruiting efforts generally and online recruiting efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- our ability to manage our anticipated growth and expansion;
- our ability to attract and retain customers;
- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically;
- enhancements to technology to safeguard against security breaches; and
- the timing and integration of our acquisitions.

We face risks relating to developing technology, including the Internet.

The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our websites and services. This could harm our business, financial condition and operating results.

The online recruiting market continues to evolve. The adoption of online recruiting and job seeking services, particularly among those companies that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential customers, particularly smaller companies, have not utilized the Internet as a recruiting tool, and not all segments of the job-seeking population use the Internet to look for jobs. Companies may not continue to allocate portions of their budgets to Internet-based recruiting and job seekers may not use online job seeking methods. As a result, we may not be able to effectively compete with traditional recruiting and job seeking methods. If Internet-based recruiting does not remain widely accepted or if we are not able to anticipate changes in the online recruiting market, our business, financial condition and operating results could be significantly harmed.

New Internet services or enhancements that we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could significantly harm our business, financial condition and operating results. Slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be significantly harmed.

Trends that could have a critical impact on our success include:

- rapidly changing technology in online recruiting;
- evolving industry standards relating to online recruiting;
- developments and changes relating to the Internet;
- evolving government regulations;
- competing products and services that offer increased functionality;
- changes in employer and job seeker requirements; and
- customer privacy protection concerning transactions conducted over the Internet.

We rely heavily on our information systems and if our access to this technology is impaired, or we fail to further develop our technology, our business could be harmed.

Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our information systems to evolving industry standards and to improve the performance and reliability of our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively could harm our business, results of operations or financial condition.

Concerns relating to our privacy policies and our compliance with applicable data protection laws and regulations could damage our reputation and deter current and potential customers, job seekers and other Internet users from using our products and services and subject us to fines.

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which in turn could significantly harm our business, financial condition and operating results.

While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws, regulations, requirements or our policies related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers, job seekers and other Internet users and could expose us to fines and penalties and could required us to expend significant sums in connection with any failure or perceived failure, each of which could adversely affect our business. Laws related to data protection continue to evolve. It is possible that certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and/or result in reduced traffic or contract terminations in those jurisdictions, which could harm our business.

Intrusions on our systems could damage our business.

Despite our implementation of network security measures, our servers are vulnerable to cyber attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. Unauthorized access could jeopardize the security of information stored in our systems relating to our customers, job seekers and other website users — and can lead to "phishing" schemes whereby unauthorized persons pretend to be Monster and seek to obtain personal information from our customers and job seekers. In addition, malware or viruses could jeopardize the security of information stored or used in a user's computer.

We have experienced these intrusions in the past. We may also experience these intrusions in the future and may be required to expend significant sums and resources to safeguard against them. Moreover, negative publicity arising from any intrusion is damaging to our reputation and may adversely impact traffic to our sites.

Interruptions, delays or failures in the provision of our services could damage our brand and harm our operating results.

Our systems are susceptible to outages and interruptions due to fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. Our systems' continuing and uninterrupted performance is critical to our success. Customers, job seekers and other website users may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to serve web page requests without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to customers, job seekers and other Internet users and result in reduced traffic, contract terminations, fee rebates and make goods, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions is damaging to our reputation and may adversely impact traffic to our sites.

We do not have multiple site redundancy for all of our services and some of our systems are not fully redundant in the event of any such occurrence. In an effort to reduce the likelihood of a geographical or other disaster impacting our business, we have distributed, and intend to continue assessing the need to distribute, our servers among additional data centers. Failure to execute these changes properly or in a timely manner could result in delays or interruptions to our service, which could result in a loss of users and damage to our brand, and harm our operating results. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

We are vulnerable to intellectual property infringement claims brought against us by others.

Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have infringed the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property might be able to obtain injunctive relief to prevent us from using the technology or software in the future. If the amounts of these payments were significant or we were prevented from incorporating certain technology or software into our products, our business could be significantly harmed.

We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. As a result, due to the diversion of management time, the expense required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations.

If we are unable to protect our proprietary rights or maintain our rights to use key technologies of third parties, our business may be harmed.

A degree of uncertainty exists concerning the application and enforcement of trademark, trade dress and copyright laws to the Internet, and existing laws may not provide us adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, copyright laws may not provide us with any competitive advantage. We have obtained patents and applied for other patents with respect to certain of our software systems, methods and related technologies, but our pending applications may not be granted and any patents issued to us may in the future be challenged, invalidated or circumvented, and the rights granted under patents may not provide us with a competitive advantage. We also face risks associated with our trademarks, particularly trademarks covering the Monster brand. Policing unauthorized use of our proprietary technology and other intellectual property rights could involve significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of certain other countries may afford us little or no effective protection of our intellectual property.

In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption, authentication and other technologies that we may be required to license from third parties. These third-party technology licenses may not continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

We have made strategic acquisitions and entered into alliances and joint ventures in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, growth rates and results of operations.

As part of our ongoing business strategy we engage in discussions from time to time with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. If we are unable to identify future acquisition opportunities or reach agreements with such third parties, there could be a material adverse effect on our business, growth rates and results of operations.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions, especially those involving companies like ChinaHR, are inherently risky. Our acquisitions can be accompanied by a number of risks, including:

- the difficulty of integrating the operations and personnel of our acquired companies into our operations;
- the potential disruption of our ongoing business and distraction of management;
- the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;
- the impairment of relationships with customers and partners of the acquired companies or our customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the acquired companies.

Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and harm our business generally.

We have had and may face future difficulties managing growth.

Our business has grown rapidly, both internally and through acquisitions. This expansion has resulted in substantial growth in the number of our employees, and put a significant strain on our management and operations. If our business continues to grow rapidly, we expect it to result in increased responsibility for management personnel, and incremental strain on our operations, and financial and management systems. Our success under such conditions will depend, to a significant extent, on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage future growth, our business, financial condition and operating results may be harmed.

If our divested businesses fail to satisfy obligations relating to their operations, we could face third-party claims seeking to hold us liable for those obligations.

In 2003, we completed the spin-off of Hudson Highland Group, Inc. to our stockholders. In June 2005, we sold our Directional Marketing business, and during 2006 we disposed of our global Advertising & Communications business in five separate transactions. We remain contingently liable to third parties for some obligations of these divested businesses, such as real estate leases assumed by the divested businesses, if the divested businesses fail to meet their obligations. Our financial condition and results of operations could be significantly harmed if we receive third-party claims relating to liabilities of our divested businesses.

We face risks relating to our foreign operations.

We have a presence in approximately 50 countries around the world. We earned 42%, 45% and 39% of our total revenue outside of the United States in the years ended December 31, 2009, 2008 and 2007, respectively. Such amounts are generally collected in local currencies. In addition, we generally pay operating expenses in local currencies. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the United States dollar. Global foreign exchange markets have been experiencing heightened volatility in recent quarters and we cannot predict the direction or magnitude of future currency fluctuations. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may lower our results of operations.

We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions, will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions.

Our current or future international operations might not succeed or might fail to meet our expectations for a number of reasons, including:

- general political uncertainty;
- difficulties in staffing and managing foreign operations;
- competition from local recruiting services;
- operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;
- seasonal reductions in business activity;
- language and cultural differences;
- taxation issues;
- complex legal and regulatory requirements that may be uncertain and may change; and
- issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property.

If we are forced to discontinue any of our international operations, we could incur material costs to close down such operations.

Also, we could be exposed to fines and penalties under U.S. laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot be sure that our employees, contractors or agents will not violate our policies. Any such violations could materially damage our reputation, our brand, our international expansion efforts, our business and our operating results.

Our future growth depends on our ability to expand operations in international markets. We may have limited experience or we may need to rely on business partners in these markets, and our future growth will be materially adversely affected if we are unsuccessful in our international expansion efforts.

We currently have a presence in approximately 50 countries around the world. Our future growth will depend significantly on our ability to expand Monster-branded product offerings in additional international markets. As we expand into new international markets, we will have only limited experience in marketing and operating our products and services in such markets. In other instances, including our CareerOne joint venture with News Limited in Australia, we have had to rely, and may have to continue to rely, on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting the online career and commerce medium and as a result, our operations in international markets may not develop at a rate that supports our level of investment.

Our business depends largely on our ability to attract and retain talented employees, including senior management.

We are substantially dependent on the continued services of our senior management, including our Chief Executive Officer, Chief Financial Officer and Global Chief Information Officer and Head of Product. The loss of any of these individuals could harm our business. Our business is also dependent on our ability to retain, hire and motivate talented, highly skilled personnel. Experienced management and technical, marketing and support personnel in our industry are in high demand, and competition for their talents is intense. If we are less successful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This may adversely impact our results of operations. As of December 31, 2009, our goodwill and amortizable intangible assets were $969.6 million.

We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements.

Effects of anti-takeover provisions could inhibit the acquisition of Monster Worldwide by others.

Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

- discourage potential acquisition proposals;
- delay or prevent a change in control; and
- limit the price that investors might be willing to pay in the future for shares of our Common Stock.

In particular, our Board of Directors may authorize the issuance of up to 800,000 shares of Preferred Stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of the Common Stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

There is volatility in our stock price.

The market for our Common Stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue could cause the market price of our Common Stock to fluctuate significantly. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted equity compensation.

The market price of our Common Stock can be influenced by stockholders' expectations about the ability of our business to grow and to achieve certain profitability targets. If our financial performance in a particular quarter does not meet the expectations of our stockholders, it may adversely affect their views concerning our growth potential and future financial performance. In addition, if the securities analysts who regularly follow our Common Stock lower their ratings of our Common Stock, the market price of our Common Stock is likely to drop significantly.

We face risks associated with government regulation.

The application of existing laws and regulations to our websites relating to issues such as user privacy, security of data, defamation, advertising, taxation, promotions, content regulation, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen growth in Internet usage.

The federal CAN-SPAM Act and state anti-spam laws impose certain requirements on the use of e-mail. The implications of these laws have not been fully tested. Portions of our business rely on e-mail to communicate with consumers on our behalf and for our clients. We may face risk if our use of e-mail is found to violate the federal law or applicable state law.

We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could significantly harm our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) may significantly harm our business, operating results and financial condition.

Legal proceedings may significantly harm our business.

From time to time, we may become involved in litigation or other proceedings in the ordinary course of business. It is possible that such litigation or proceedings may significantly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices are located in New York, New York, where we occupy approximately 26,000 square feet of leased space. Our largest office space is located in Maynard, Massachusetts, where we occupy approximately 247,000 square feet of leased space. We also lease additional facilities in the United States in: Bedford, Massachusetts; Chicago, Illinois; Cincinnati, Ohio; Dallas, Texas; Denver, Colorado; Florence, South Carolina; Indianapolis, Indiana; Laguna Hills, California; Los Angeles, California; McLean, Virginia; Milwaukee, Wisconsin; Mountain View, California; Raleigh, North Carolina; San Francisco, California; Tempe, Arizona; Washington, D.C; and Cambridge, Massachusetts. Our domestic properties are used generally by our Careers — North America and Internet Advertising & Fees segments.

We also maintain leased facilities internationally in: Austria; Belgium; Canada; Czech Republic; France; Germany; Hong Kong; Hungary; India; Ireland; Italy; Luxembourg; Malaysia; Mexico; the Netherlands;

Norway; the People's Republic of China; Poland; Russia; Singapore, the Republic of Korea; Spain; Sweden; Switzerland; Turkey; and the United Kingdom. Our international properties are used generally by our Careers — International segment.

We also operate data centers in the United States, Europe and Asia pursuant to various lease and co-location arrangements.

We consider our leased space to be adequate for the operation of our business, and we do not foresee any difficulties in meeting any future space requirements.

ITEM 3. *LEGAL PROCEEDINGS*

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

Remaining Litigation Arising from the Company's Historical Stock Option Granting Practices

The Company is currently party to one civil action (captioned as Taylor v. McKelvey, et al., 06 CV 8322 (S.D.N.Y)(AKH) (the "ERISA Class Action")) pending against it (as well as certain former officers and directors of the Company) in connection with the Company's historical stock option granting practices. The ERISA Class Action was filed in the United States District Court for the Southern District of New York in October 2006 as a putative class action litigation, purportedly brought on behalf of all participants in the Company's 401(k) Plan (the "Plan"). The complaint, as amended in February 2007 and February 2008, alleges that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of the Employee Retirement Income Security Act ("ERISA") by allowing Plan participants to purchase and to hold and maintain Company stock in their Plan accounts without disclosing to those Plan participants the Company's historical stock option grant practices. The plaintiffs and the Company entered into a Memorandum of Understanding on September 14, 2009 and entered into a Class Action Settlement Agreement (the "Settlement Agreement") on November 9, 2009. The Settlement Agreement sets forth the terms pursuant to which the parties intend, subject to Court approval and certification of the proposed class described in the second amended complaint, to settle the ERISA Class Action. The Settlement Agreement provides for a payment of $4.3 million in full settlement of the claims asserted in the ERISA Class Action, a substantial majority of which will be paid by insurance and contribution from another defendant. The effectiveness of the Settlement Agreement is subject to Court approval and certification of the proposed class. On December 3, 2009, the Court granted preliminary approval of the proposed settlement, which included certification of the class members. Notice to the class has been sent and a final hearing on the merits of the proposed settlement is expected to occur in the near future.

Upon the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from us as an outgrowth of the Company's historical stock option grant practices will have been settled. As a result, in the quarterly period ended September 30, 2009, we reversed a previously recorded accrual of $6.9 million relating to these matters.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of the Company's security holders during the last quarter of its fiscal year ended December 31, 2009.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our Common Stock is listed on the New York Stock Exchange under the symbol "MWW." We transferred the listing of our Common Stock from the NASDAQ Global Select Market to the New York Stock Exchange on November 10, 2008.

As of January 20, 2010, the last reported sale price of our Common Stock as reported by the New York Stock Exchange was $17.22. The following table sets forth for the indicated periods the high and low sales prices per share for our Common Stock on the New York Stock Exchange or the NASDAQ Global Select Market, as applicable.

2009	High	Low
First Quarter	$12.73	$ 5.95
Second Quarter	$15.00	$ 7.91
Third Quarter	$19.28	$ 9.47
Fourth Quarter	$18.75	$13.63

2008	High	Low
First Quarter	$32.66	$23.05
Second Quarter	$29.33	$19.98
Third Quarter	$20.95	$14.55
Fourth Quarter	$15.29	$ 8.91

Holders

As of January 20, 2010, there were 2,630 stockholders of record of our Common Stock, although we believe that there are a significantly larger number of beneficial owners.

Dividends

We have never declared or paid any cash dividends on our stock, and we do not anticipate paying cash dividends in the foreseeable future. The payment of any future dividends, if any, will be at the discretion of our Board and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our credit agreement restricts, in certain circumstances, the payment of dividends on our stock.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of December 31, 2009 with respect to the Company's equity compensation plans which have been approved by its stockholders. The Company does not have any equity compensation plans that were not approved by its stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	2,715,825	$29.16	6,936,437
Equity compensation plans not approved by security holders	—	—	—
Total	2,715,825	$29.16	6,936,437

Stock Performance Graph

The following performance graph and related information shall not be deemed "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return of the Company's Common Stock during the period commencing December 31, 2004 to December 31, 2009, with the S&P 500 Index and the RDG Internet Composite Index. The graph depicts the results of investing $100 in the Company's Common Stock, the S&P 500 Index and the RDG Internet Composite Index at closing prices on December 31, 2004 and assumes, with respect to the S&P 500 Index and the RDG Internet Composite Index, that all dividends were reinvested. The Company has never declared or paid any cash dividends on its stock. Such returns are based on historical results and are not intended to suggest future performance.

Comparison of Five Year Cumulative Total Return Among Monster Worldwide, Inc., The S&P 500 Index and The RDG Internet Composite Index


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Issuance of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables present selected financial data for the five years ended December 31, 2009. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations,"* found in Item 7 of this report, for information regarding business acquisitions, discontinued operations, critical accounting policies and items affecting comparability of the amounts below.

STATEMENTS OF OPERATIONS DATA:

	For the Years Ended December 31,				
(Dollars in thousands, except per share amounts)	2009	2008	2007	2006	2005
Revenue	$905,142	$1,343,627	$1,323,804	$1,080,187	$791,746
Salaries and Related, Office & General and Marketing & Promotion	895,281	1,110,375	1,082,274	846,109	641,707
(Reversal of) Provision for legal settlements, net	(6,850)	40,100	—	—	—
Restructuring and other special charges	16,105	16,407	16,597	—	—
Amortization of Intangibles	9,417	6,790	5,701	7,670	8,375
Total operating expenses	913,953	1,173,672	1,104,572	853,779	650,082
Operating (loss) income	$ (8,811)	$ 169,955	$ 219,232	$ 226,408	$141,664
Income from continuing operations	$ 18,927	$ 114,489	$ 150,095	$ 151,836	$ 91,646
Net income	$ 18,927	$ 124,793	$ 146,399	$ 37,137	$ 98,194
Basic earnings per share:					
Income from continuing operations	$ 0.16	$ 0.95	$ 1.17	$ 1.19	$ 0.75
Income (loss) from discontinued operations, net of tax	—	0.09	(0.03)	(0.90)	0.05
Basic earnings per share*	$ 0.16	$ 1.04	$ 1.14	$ 0.29	$ 0.80
Diluted earnings per share:*					
Income from continuing operations	$ 0.16	$ 0.94	$ 1.15	$ 1.16	$ 0.73
Income (loss) from discontinued operations, net of tax	—	0.09	(0.03)	(0.87)	0.05
Diluted earnings per share*	$ 0.16	$ 1.03	$ 1.12	$ 0.28	$ 0.79

* Earnings per share may not add in certain periods due to rounding.

BALANCE SHEET DATA(a):

(Dollars in thousands)	2009	2008	2007	2006	2005
Total Current Assets	$ 645,493	$ 682,821	$1,184,965	$1,123,808	$ 773,059
Total Current Liabilities	507,156	723,708	828,660	826,244	705,945
Total Assets	1,827,190	1,916,590	2,077,810	1,969,803	1,678,715
Long-Term Liabilities	186,870	145,609	132,649	33,874	39,430
Total Stockholders' Equity	$1,133,164	$1,047,273	$1,116,501	$1,109,685	$ 933,340

(a) Years 2005 through 2007 include assets and liabilities of discontinued operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

We make forward-looking statements in this report and in other reports and proxy statements that we file with the SEC. Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic and financial market environment; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to identify future acquisition opportunities; our ability to manage future growth; the ability of our divested businesses to satisfy obligations related to their operations; risks related to our foreign operations; our ability to expand our operations in international markets; our ability to attract and retain talented employees; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; effects of anti-takeover provisions in our organizational documents; volatility in our stock price; risks associated with government regulation; the outcome of pending litigation; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

OVERVIEW

Business

Monster Worldwide is the premier global online employment solution provider, inspiring people to improve their lives, with a presence in approximately 50 countries around the world. We have built on Monster's brand and created worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For employers, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and deliver access to our community of job seekers. For job seekers, our purpose is to help improve their careers by providing work-related content, services and advice.

Our services and solutions include searchable job postings, a resume database, recruitment media solutions throughout our network and other career-related content. Job seekers can search our job postings and post their resumes for free on each of our career websites. Employers pay to post jobs, search our resume database and access other career-related services.

Our strategy has been to grow our business both organically and through strategic acquisitions and alliances in which the perceived growth prospects fit our long-term strategic growth plan. Despite the continued weakness in the global economy, we believe the long term growth opportunities overseas are particularly large and believe that we are positioned to benefit from our expanded reach and increased brand recognition around the world. We believe we are positioned to benefit from the continued secular shift towards online recruiting. In addition, through a balanced mix of investment, strategic acquisitions and disciplined operating focus and execution, we believe we can take advantage of this online migration to significantly grow our international business over the next several years.

We also operate a network of websites that connect companies to highly targeted audiences at critical stages in their life. Our goal is to offer compelling online services for the users through personalization, community features and enhanced content. We believe there are significant opportunities to monetize this web traffic through lead generation, display advertising and other consumer related products. We believe that these properties appeal to advertisers and other third parties as they deliver certain discrete demographics entirely online.

Business Combinations

During the period January 1, 2007 through December 31, 2009, we completed the following business combinations. Although none of the following acquisitions was considered to be significant, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions and the acquisition dates are as follows:

Acquired Business	Acquisition Date	Business Segment
CinCHouse LLC	July 28, 2009	Internet Advertising & Fees
China HR.com Holdings Ltd.	October 8, 2008	Careers — International
Trovix Inc.	July 31, 2008	Careers — North America
Affinity Labs Inc.	January 3, 2008	Internet Advertising & Fees
Arbeidskamerater AS (Norway)	January 10, 2007	Careers — International

Restructuring Program

We have recorded significant charges and accruals in connection with our 2007 restructuring initiatives and prior business reorganization programs. These accruals include estimates pertaining to future lease obligations, employee separation costs and the settlements of contractual obligations resulting from our actions. These initiatives were introduced to reduce the growth rate of operating expenses in certain areas and to focus more of our resources on new product development and innovation, enhanced technology, global advertising campaigns and selective sales force expansion. Since the inception of the 2007 restructuring program, we have incurred $49.1 million of restructuring expenses. We completed all of the initiatives relating to the 2007 restructuring program in the second quarter of 2009, and no new charges will be incurred in the future relating to this program.

Discontinued Operations

During the second quarter of 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the historical results of Tickle as a component of discontinued operations. Our decision was based upon Tickle's non-core offerings, which no longer fit our long-term strategic growth plans, and Tickle's lack of profitability. Tickle's discontinued operations for the year ended December 31, 2008 included the write-down of $13.2 million of long-lived assets, an income tax benefit of $29.8 million and a net loss of $6.3 million from its operations. The income tax benefit included $26.0 million of current tax benefits for current period operating losses and tax losses incurred upon Tickle's discontinuance and $3.9 million of deferred tax benefits for the reversal of deferred tax liabilities on long-term assets. We incurred losses net of tax related to Tickle of $2.9 million for the year ended December 31, 2007.

The operations of our disposed businesses have been segregated from continuing operations and reflected as discontinued operations in each period's consolidated statement of operations as follows:

(Dollars in thousands)	Years Ended December 31, 2009	2008	2007
Revenue	$—	$ 6,470	$27,505
Loss before income taxes	—	(6,331)	(6,027)
Income tax benefit	—	(2,501)	(2,331)
Loss from discontinued operations, net of tax	—	(3,830)	(3,696)
Pre-tax loss on Sale or disposal of discontinued operations	—	(13,201)	—
Income tax benefit	—	(27,335)	—
Gain on sale or disposal of business, net of tax	—	14,134	—
Income (loss) from discontinued operations, net of tax	$—	$ 10,304	$(3,696)

The provision for income taxes reported in discontinued operations differs from the tax benefit computed at our federal statutory income tax rate primarily as a result of the loss in investment for the year ended December 31, 2008.

Stock Option Investigation

In the second quarter of 2008, we recorded a $40.1 million provision for legal settlements, net, relating to estimated settlements, costs and expenses arising out of the legal actions regarding the Company's historical stock option granting practices, which included approximately $25.1 million for the settlement of the securities class action regarding the Company's historical stock option granting practices. In July 2008, we agreed to settle the securities class action, subject to court approval. Court approval was received in October 2008. Under the terms of the settlement, the defendants paid $47.5 million to the class, of which the Company's cost was approximately $25.1 million, net of its insurance recovery and contribution from another defendant. Also recorded in the provision for legal settlements, net, in the second quarter of 2008 was approximately $15.0 million for estimated expenses relating to the other outstanding litigation in connection with the Company's historical stock option granting practices.

In May 2009, we agreed, without admitting or denying wrongdoing, to pay a $2.5 million penalty to the SEC to settle claims arising out of the SEC's inquiry into the Company's historical stock option granting practices.

In September 2009, we entered into a Memorandum of Understanding with the plaintiffs in the last action pending against the Company in connection with its historical stock option granting practices (captioned as Taylor v. McKelvey, et al., 06 CV 8322 (S.D.N.Y)(AKH) (the "ERISA Class Action")), and in November 2009, we entered into a Class Action Settlement Agreement (the "Settlement Agreement") with the plaintiffs in the ERISA Class Action. The Settlement Agreement provides that the Company will pay $4.3 million in full settlement of the claims asserted in the ERISA Class Action (a substantial majority of which will be paid by insurance and contribution from another defendant). The effectiveness of the Settlement Agreement is subject to Court approval and certification of the proposed class. On December 3, 2009, the Court granted preliminary approval of the proposed settlement, which included certification of the class members. Notice to the class has been sent and a final hearing on the merits of the proposed settlement is expected to occur in the near future.

Additionally, in 2009, 2008 and 2007, we recorded a net benefit of $10.1 million (primarily relating to payments from former associates), a net charge of $4.4 million (net of reimbursements of $12.4 million primarily from former associates) and a net charge of $19.1 million (net of reimbursements of $4.5 million primarily from insurance carriers), respectively, of professional fees as a direct result of the investigation into our historical stock option granting practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation the United States Attorney for the Southern District of New York and the preparation and review of our restated consolidated financial statements.

Upon the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from us as an outgrowth of the Company's historical stock option grant practices will have been settled. As a result, in the quarterly period ended September 30, 2009, we reversed a previously recorded accrual of $6.9 million relating to these matters.

RESULTS OF OPERATIONS

Consolidated operating results as a percent of revenue for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Years Ended December 31,		
	2009	2008	2007
Revenue	100.0%	100.0%	100.0%
Salaries and related	51.2%	40.4%	39.6%
Office and general	25.6%	21.0%	20.3%
Marketing and promotion	23.2%	21.7%	22.2%
(Reversal of) provision for legal settlements, net	(0.8)%	3.0%	0.0%
Restructuring and other special charges	1.8%	1.2%	1.3%
Total operating expenses	**101.0%**	**87.4%**	**83.4%**
Operating (loss) income	**(1.0)%**	**12.6%**	**16.6%**
Interest and other, net	(0.6)%	1.3%	1.9%
(Loss) income from continuing operations before income taxes and loss in equity interests	(1.6)%	13.9%	18.5%
(Benefit from) provision for income taxes	(4.2)%	4.8%	6.5%
Loss in equity interests, net	(0.5)%	(0.6)%	(0.6)%
Income from continuing operations	**2.1%**	**8.5%**	**11.3%**
Income (loss) from discontinued operations, net of tax	0.0%	0.8%	(0.3)%
Net income	**2.1%**	**9.3%**	**11.1%**

The following presentation of our segment results is prepared based on the criteria we use when evaluating the performance of our business units.

The Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Consolidated Revenue, Operating Expenses and Operating Income

Consolidated revenue, operating expenses and operating income for the years ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	2009	% of Revenue	2008	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$905,142	100.0%	$1,343,627	100.0%	$(438,485)	(32.6)%
Salaries and related	463,749	51.2%	543,268	40.4%	(79,519)	(14.6)%
Office and general	231,288	25.6%	282,699	21.0%	(51,411)	(18.2)%
Marketing and promotion	209,661	23.2%	291,198	21.7%	(81,537)	(28.0)%
(Reversal of) provision for legal settlements, net	(6,850)	(0.8)%	40,100	3.0%	(46,950)	(117.1)%
Restructuring and other special charges	16,105	1.8%	16,407	1.2%	(302)	(1.8)%
Operating expenses	913,953	101.0%	1,173,672	87.4%	(259,719)	(22.1)%
Operating (loss) income	$ (8,811)	(1.0)%	$ 169,955	12.6%	$(178,766)	(105.2)%

Our consolidated revenue decreased $438.5 million, or 32.6%, in 2009 compared to 2008, which includes $42.5 million of negative foreign exchange impact relating to the effect of the strengthening U.S. dollar in 2009. Careers — International experienced a 36.5% decrease in revenue and Careers — North America experienced a 36.2% decrease in revenue with both segments negatively impacted by the global recession which reduced overall hiring demand and forced our customers to reduce their job posting and resume database usage. Internet Advertising & Fees revenue increased $2.2 million, or 1.7% in 2009 compared to 2008.

Our consolidated operating expenses declined $259.7 million, or 22.1%, in 2009 compared to 2008, which includes the benefit of $40.3 million of foreign exchange impact related to the stronger U.S. dollar in 2009. The decline in our consolidated operating expenses also reflects the inclusion in 2008 of $40.1 million of net legal settlement provisions and a net charge of $4.4 million for professional fees and expenses related to the investigation of our historical stock option granting practices, as well as the inclusion in 2009 of a reversal of $6.9 million of the previously accrued legal expense provisions and a net benefit of $10.1 million for professional fees and expenses related to the investigation of our historical stock option granting practices. The remaining reduction in operating expenses is due primarily to our continued focus on cost reductions and operating efficiencies to partially offset the effects of the decreased revenue in 2009.

Salary and related expenses decreased $79.5 million, or 14.6%, in 2009 compared to 2008. This reduction in salaries and related expenses resulted primarily from lower variable compensation due to reduced sales volume, decreased regular salary due to global headcount reductions primarily in our Careers — International reportable segment, and the benefit of certain cost reduction initiatives implemented in the first quarter of 2009 that resulted in modifications to employee incentive compensation programs, partially offset by an increase in stock-based compensation resulting from our broader equity and incentive programs. The stronger U.S. dollar favorably impacted consolidated salary and related expenses by approximately $21.0 million in 2009 compared to 2008.

Office and general expenses decreased $51.4 million, or 18.2%, in 2009 compared to 2008. This reduction in office and general expenses in 2009 resulted primarily from a reduction in consulting fees related to the investigation of our historical stock option granting practices, lower travel and entertainment expenses and reduced professional fees associated with previously outsourced customer service functions. Included in office and general expenses in 2009 is a net benefit of $10.1 million for professional fees and expenses related to the investigation of our historical stock option granting practices, compared to a net charge of $4.4 million in 2008. These reductions and benefits were partially offset by additional depreciation expense, primarily associated with increased capitalized costs related to our newly designed website and our continued commitment to funding investments in our product, new technology and other assets, as well as increased costs resulting from exiting certain facilities in the third and fourth quarters of 2009. The stronger U.S. dollar favorably impacted consolidated office and general expenses by approximately $9.1 million in 2009 compared to 2008.

Marketing and promotion expenses decreased $81.5 million, or 28.0%, in 2009 compared to 2008. This reduction in marketing and promotion expenses is primarily the result of a more focused and efficient spending program in 2009, which included significant reductions in offline media and concentration on effective and productive online media investments. The Company also continues to refine its alliance partnership arrangements to expand the level of performance-based partnerships. Additionally, the Company continues to promote the Monster brand globally through creative marketing platforms such as the "Keep America Working" tour and the launch of similar initiatives in Europe. The Company believes that these marketing initiatives have resulted in a build up of relevant traffic to Monster.com and our affiliate sites. The first quarter of 2009 included incremental marketing costs associated with supporting our newly redesigned seeker website and employer product launched in January 2009 and the first quarter of 2008 included incremental marketing costs associated with our global brand re-launch in January 2008. The stronger U.S. dollar favorably impacted consolidated marketing and promotion expenses by approximately $7.6 million in 2009 compared to 2008.

In the second quarter of 2008, the Company recorded a provision for legal settlements (net of insurance reimbursements) of $40.1 million related to the settlement of the class action and related lawsuits relating to the Company's historical stock option granting practices. Upon the conclusion of the settlement of the ERISA class action described in Part 1, Item 3, *"Legal Proceedings"*, of this Annual Report, all of the actions seeking recoveries from the Company as an outgrowth of the Company's historical stock option granting practices will have been settled. In the third quarter of 2009, the Company reversed a previously recorded accrual of approximately $6.9 million relating to litigation arising out of our historical stock option granting practices. As a consequence of the settlement of such litigation and settlement of the Company's claims against a former member of senior management, we do not expect to continue to incur significant professional or legal fees in connection with matters relating to our historical stock option granting practices.

Restructuring and other special charges decreased $0.3 million in 2009 compared to 2008. The 2007 restructuring program was complete in the second quarter of 2009. Accordingly, all charges in 2009 relate to the six month period ended June 30, 2009.

Our consolidated operating loss was $8.8 million in 2009, or (1.0%) of revenue, compared to operating income of $170.0 million in 2008, which generated an operating margin of 12.6%.

Careers — North America

The operating results of our Careers — North America segment for the years ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	2009	% of Revenue	2008	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$407,118	100.0%	$638,118	100.0%	$(231,000)	(36.2)%
Salaries and related	192,145	47.2%	213,382	33.4%	(21,237)	(10.0)%
Office and general	93,408	22.9%	112,392	17.6%	(18,984)	(16.9)%
Marketing and promotion	98,137	24.1%	132,194	20.7%	(34,057)	(25.8)%
Restructuring and other special charges	3,758	0.9%	4,895	0.8%	(1,137)	(23.2)%
Operating expenses	387,448	95.2%	462,863	72.5%	(75,415)	(16.3)%
Operating income	$ 19,670	4.8%	$175,255	27.5%	$(155,585)	(88.8)%

Revenue in our Careers — North America segment decreased $231.0 million, or 36.2%, in 2009 compared to 2008. The continued weakness in the U.S. economy reduced overall hiring demand, which led our customers to reduce their job posting and resume database usage.

Salary and related expenses decreased by $21.2 million, or 10.0%, in 2009 compared to 2008. This reduction in salaries and related expenses resulted primarily from $22.2 million of decreased variable compensation expense due to declining sales, $10.9 million in lower incentive compensation as a result of a modified incentive compensation structure in 2009 and $4.3 million of decreased expenses related to a reduction of temporary employees. These reductions were partially offset by an increase in regular salary and related benefits of $11.1 million, primarily as a result of in-sourcing customer service functions and the targeted expansion of our sales force, increased stock-based compensation expense of $3.6 million, resulting from our broader equity and incentive programs, as well as an additional $3.6 million of severance costs associated with our targeted headcount reduction, which primarily occurred in the third quarter of 2009.

Office and general expenses decreased $19.0 million, or 16.9%, in 2009 compared to 2008. This reduction in office and general expenses resulted primarily from $14.4 million in decreased consulting fees, which resulted from our continued effort to reduce operating expenses, $7.0 million in lower travel related expenses and $3.8 million of lower professional fees associated with previously outsourced customer service functions, which in 2009 are being performed by our employees as part of our strategic decision to build a world-class customer service center in Florence, South Carolina. These decreases in expenses were partially offset by $6.1 million of additional depreciation expense primarily associated with increased capitalized costs related to our newly designed website and our continued commitment to funding investment in our product, new technology and other assets in order to sustain long-term profitability.

Marketing and promotion expenses decreased $34.1 million, or 25.8%, in 2009 compared to 2008. This reduction in marketing and promotion expenses resulted primarily from a more focused and efficient spending program in 2009, which included significant reductions in offline media and concentration on effective and productive online media investments. The Company also continues to refine its alliance partnership arrangements to expand the level of performance-based partnerships. Partially offsetting these reductions are additional costs incurred in 2009 relating to the Company's continuation of the "Keep America Working" tour. The first quarter of 2009 included incremental marketing costs associated with supporting our newly redesigned seeker website and employer product launched in January 2009 and the first quarter of 2008 included incremental marketing costs associated with our global brand re-launch in January 2008.

Restructuring and other special charges decreased $1.1 million in 2009 compared to the 2008, primarily relating to decreased severance costs in 2009. The 2007 restructuring program was completed in the second quarter of 2009. Accordingly, all restructuring charges in 2009 relate to the six month period ended June 30, 2009.

Our Careers — North America segment had operating income of $19.7 million in 2009, which generated an operating margin of 4.8%, compared to operating income of $175.3 million in 2008, which generated an operating margin of 27.5%.

Careers — International

The operating results of our Careers — International segment for the years ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	2009	% of Revenue	2008	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$365,478	100.0%	$575,182	100.0%	$(209,704)	(36.5)%
Salaries and related	194,633	53.3%	248,158	43.1%	(53,525)	(21.6)%
Office and general	100,257	27.4%	117,350	20.4%	(17,093)	(14.6)%
Marketing and promotion	66,503	18.2%	115,634	20.1%	(49,131)	(42.5)%
Restructuring and other special charges	10,368	2.8%	9,313	1.6%	1,055	11.3%
Operating expenses	371,761	101.7%	490,455	85.3%	(118,694)	(24.2)%
Operating (loss) income	$ (6,283)	(1.7)%	$ 84,727	14.7%	$ (91,010)	(107.4)%

Our Careers — International segment revenue decreased $209.7 million, or 36.5%, in 2009 compared to 2008. Due to the global economic recession, we experienced challenging markets across most countries and geographic regions in Europe and Asia, although we did experience stronger performance in certain countries within Asia. Our Careers — International revenue accounted for 40.4% of consolidated revenue in 2009, compared to 42.8% in 2008. The effect of the strengthening U.S. dollar in 2009 contributed approximately $40.4 million to the decrease in reported revenue, or 7.0% out of the total percentage decline of 36.5%, compared to 2008. The decrease in revenue was partially offset by increased revenue from ChinaHR, which the Company acquired 100% ownership of in the fourth quarter of 2008.

Salary and related expenses decreased by $53.5 million, or 21.6%, in 2009 compared to 2008. This reduction in salaries and related expenses resulted primarily from $27.2 million of decreased regular salary and benefit costs due to decreased headcount in Europe, a benefit in 2009 resulting from a change in actuarial assumptions related to a statutory pension plan, $9.9 million in lower incentive compensation as a result of a modified incentive compensation structure in 2009, $8.5 million of lower variable compensation due to lower sales and $7.1 million of decreased expenses related to temporary employees, which results from our continued effort to reduce operating expenses. These reductions in expenses were partially offset by additional stock-based compensation expenses of $2.8 million resulting from our broader equity and incentive programs increased expenses for ChinaHR, which the Company acquired 100% ownership of in the fourth quarter of 2008. The stronger U.S. dollar favorably impacted salary and related expenses by approximately $18.2 million in 2009 compared to 2008.

Office and general expenses decreased $17.1 million, or 14.6%, in 2009 compared to 2008. This reduction resulted primarily from $9.5 million in lower travel related expenses and $8.9 million in lower consulting fees. These decreases in expenses were partially offset by $3.1 million of increased facility costs primarily relating to the exit of certain facilities in the third and fourth quarters of 2009, $1.6 million of increased depreciation expense primarily associated with the capitalized labor related to our newly designed website and our continued investments in our product, new technology and other assets, and increased expenses for ChinaHR, which the Company acquired 100% ownership of in the fourth quarter of 2008. The stronger U.S. dollar favorably impacted office and general expenses by approximately $7.6 million in 2009 compared to 2008.

Marketing and promotion expenses decreased $49.1 million, or 42.5%, in 2009 compared to 2008. This reduction in marketing and promotion expenses resulted primarily from a more focused and efficient spending program in 2009, which included significant reductions in offline media and concentration on effective and productive online media investments. These reductions were partially offset by increased costs associated with initiatives in Europe similar to the "Keep America Working" tour in the United States as well as marketing and promotion costs for ChinaHR, which the Company acquired 100% ownership of in the fourth quarter of 2008. The first quarter of 2009 included incremental marketing costs associated with supporting our newly redesigned seeker website and employer product launched in January 2009, and the first quarter of 2008 included incremental marketing costs associated with our global brand re-launch in January 2008. The stronger U.S. dollar favorably impacted marketing and promotion expenses by approximately $7.1 million in 2009 compared to 2008.

Restructuring and other special charges increased $1.1 million in 2009 compared to 2008, primarily relating to increased severance costs. The 2007 restructuring program was complete in the second quarter of 2009 and, accordingly, there were no restructuring charges recorded in the third and fourth quarters of 2009.

Our Careers — International operating loss was $6.3 million in 2009, or 1.7% of revenue, compared to operating income of $84.7 million in 2008, which generated an operating margin of 14.7%.

Internet Advertising & Fees

During the second quarter of 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the results of Tickle as a discontinued operation. The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	2009	% of Revenue	2008	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$132,546	100.0%	$130,327	100.0%	$ 2,219	1.7%
Salaries and related	46,093	34.8%	49,448	37.9%	(3,355)	(6.8)%
Office and general	23,632	17.8%	26,579	20.4%	(2,947)	(11.1)%
Marketing and promotion	44,091	33.3%	41,234	31.6%	2,857	6.9%
Restructuring and other special charges	616	0.5%	1,400	1.1%	(784)	(56.0)%
Operating expenses	114,432	86.3%	118,661	91.0%	(4,229)	(3.6)%
Operating income	$ 18,114	13.7%	$ 11,666	9.0%	$ 6,448	55.3%

Revenue at our Internet Advertising & Fees segment increased $2.2 million, or 1.7%, in 2009 compared to 2008. The increase in revenue is primarily attributed to growth in lead generation, principally associated with the education and military recruiting sales channels, as well as increases in display advertising relating to consumer and recruitment media. These increases were partially offset by decreases in revenue from certain one-time project-based revenue as well as discontinued product offerings. We continue to concentrate our resources on recurring revenue streams, such as lead generation and display advertising, innovation of new product offerings and increased audience reach.

Operating expenses decreased $4.2 million in 2009, or 3.6%, compared to 2008, primarily as the result of $3.9 million of decreased incentive compensation, resulting from a modified incentive compensation structure in 2009, $2.2 million of decreased consulting fees in 2009 and $1.0 million of decreased travel and entertainment, partially offset by $2.9 million of increased marketing and promotion expenses and $1.0 million of increased costs resulting from the exiting of certain facilities in the third quarter of 2009.

Restructuring and other special charges decreased $0.8 million in 2009 compared to 2008. The 2007 restructuring program was complete in the second quarter of 2009 and, accordingly, there were no restructuring charges recorded in the third and fourth quarters of 2009.

Our Internet Advertising & Fees segment had operating income of $18.1 million in 2009, which generated an operating margin of 13.7%, compared to operating income of $11.7 million in 2008, which generated an operating margin of 9.0%.

Interest and Other, net

Interest and other, net for the fiscal years ended December 31, 2009 and 2008 resulted in a net expense of $5.8 million and a net benefit of $17.3 million, respectively. Interest and other, net primarily relates to interest expense on the Company's outstanding debt, interest income associated with the Company's various investments, foreign currency gains or losses and realized and unrealized gains and loss on the Company's available for sale investments.

The decrease in interest and other, net of $23.1 million resulted primarily from realized and unrealized losses in 2009 totaling $6.3 million relating to the Company's auction rate securities, decreased interest income primarily associated with the significant decline in investment interest rates during 2009 and the Company having lower investment balances, foreign currency gains in 2008 primarily resulting from the settlement of intercompany balances with several European subsidiaries, as well as increased interest expense in 2009 related to additional borrowings.

In November 2009, the Company entered into a legal settlement with RBC Capital Markets Corporation ("RBC") pertaining to the auction rate securities the Company held with RBC. As part of the settlement, the Company sold the auction rate securities to RBC at a certain discount to their par value, which resulted in the Company recording a realized loss of $4.8 million in the fourth quarter of 2009. As a result of the settlement with RBC, the Company no longer classifies losses associated with the remaining auction rate securities as temporary and recorded an unrealized loss of $1.5 million in the fourth quarter of 2009 relating to this other-than-temporary impairment on the remaining auction rate securities.

Income Taxes

Income taxes for the years ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	2009	2008	$ Change	% Change
(Loss) income from continuing operations before income taxes and equity interests	$(14,639)	$187,238	$(201,877)	(107.8)%
Income tax (benefit) provision	(37,883)	64,910	(102,793)	(158.4)%
Effective tax rate	258.78%	34.67%	N/A	N/A

Our effective tax rates differ from the statutory rate due to the impact of state and local income taxes, tax exempt interest income, certain nondeductible expenses, foreign earnings taxed at different tax rates, valuation allowances and accrual of interest on accrued tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, our filed tax returns are subject to the examination by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The Company is currently under examination in several domestic and international tax jurisdictions. Presently, no material adjustments have been proposed.

Due to the expiration of the statute of limitations in the third and fourth quarter of 2009, the Company reversed $38.8 million of accrued tax attributable to uncertain tax positions of which $33.0 million impacts the Company's effective tax rate. The Company also reversed accrued interest and penalties related to uncertain tax positions of $9.0 million, which on a net tax basis impacts the effective rate by $5.7 million. The total benefit reflected in the 2009 income tax provision due to the reversal of tax and interest is $38.7 million.

Discontinued Operations, Net of Tax

During 2008, the Company discontinued its Tickle subsidiary and recorded a write-down of $13.2 million of long-lived assets, an income tax benefit of $29.8 million and a net pre-tax loss of $6.3 million from its operations. The 2007 loss on discontinued operations of $3.7 million, net of tax was primarily related to $2.9 million for the operations of Tickle and $0.8 million related to the disposed businesses that collectively comprised the former Advertising & Communications operating segment.

Diluted Earnings Per Share

Diluted earnings per share from continuing operations was $0.16 for the year ended December 31, 2009, compared to diluted earnings per share from continuing operations of $0.94 for the year ended December 31, 2008. The decrease was primarily a result of lower operating income from Careers — North America and Careers — International, partially offset by a tax benefit recorded in the third and fourth quarters of 2009 relating to the reversal of income tax reserves due to the expiration of the statute of limitations on uncertain tax positions. Diluted weighted average shares outstanding was 121.2 million shares in 2009 and 2008.

The Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Consolidated Revenue, Operating Expenses and Operating Income

Consolidated revenue, operating expenses and operating income for the years ended December 31, 2008 and 2007 are as follows:

(Dollars in thousands)	2008	% of Revenue	2007	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$1,343,627	100.0%	$1,323,804	100.0%	$ 19,823	1.5%
Salaries and related	543,268	40.4%	524,652	39.6%	18,616	3.5%
Office and general	282,699	21.0%	268,843	20.3%	13,856	5.2%
Marketing and promotion	291,198	21.7%	294,480	22.2%	(3,282)	(1.1)%
Provision for legal settlements, net	40,100	3.0%	—	0.0%	40,100	N/A
Restructuring and other special charges	16,407	1.2%	16,597	1.3%	(190)	(1.1)%
Operating expenses	1,173,672	87.4%	1,104,572	83.4%	69,100	6.3%
Operating income	$ 169,955	12.6%	$ 219,232	16.6%	$(49,277)	(22.5)%

Our consolidated revenue increased $19.8 million, or 1.5%, in 2008 compared to 2007. The effect of the weakening U.S. dollar in the earlier months of 2008 contributed approximately $13.5 million to reported revenue. Careers — International experienced strong revenue growth throughout continental Europe and in the Asia Pacific region. Careers — North America revenue decreased 9.8%.

Salaries and related expenses increased $18.6 million, or 3.5%, in 2008 compared to 2007. This increase in salaries and related expenses resulted primarily from increased regular salary due to higher headcount in

2008 and increased stock-based compensation resulting from our broader equity and incentive programs, partially offset by lower variable compensation expenses due to lower sales volume in 2008 as well as decreased severance costs in 2008. Overall headcount increased in 2008 to approximately 6,950, as we added approximately 1,450 in 2008 due to acquisitions. Excluding the impact of acquisitions, headcount increased approximately 9% in 2008 from 2007, driven largely by increases in headcount in customer service, sales and technology, which were partially offset by the reductions associated with the restructuring plan.

Office and general expenses increased $13.9 million, or 5.2%, in 2008 compared to 2007. This increase in office and general expenses resulted primarily from additional depreciation and amortization expense, primarily associated with increased capitalized costs related to our continued commitment to funding investments in our product, new technology and other assets in order to sustain long-term growth and an increase in occupancy costs associated with running our new and existing facilities. These additional expenses were partially offset by a decrease in professional fees, net of reimbursements, primarily associated with a net decrease of expenses relating to the investigation of our historical stock option granting practices. Included in professional fees and expenses were reimbursements from former officers and employees of $12.4 million and $4.5 million in 2008 and 2007, respectively.

Marketing and promotion expenses decreased $3.3 million, or 1.1%, in 2008 compared to 2007. This decrease resulted from a more focused online and offline media spending program in 2008, primarily offset by incremental marketing expenses associated with media placement and production costs for the global brand re-launch in the first quarter of 2008. The Company made a strategic decision to reinvigorate and promote the Monster brand on a global basis and to launch our newly redesigned seeker website and employer product in early 2009, accompanied by additional advertising spending that we believe will benefit future quarters and years.

In the second quarter of 2008, the Company recorded a provision for legal settlements (net of insurance reimbursements) of $40.1 million related to the proposed and anticipated settlement of the class action and related lawsuits relating to the Company's historical stock option granting practices. In the third quarter of 2009, the Company reversed the previously recorded accrual of approximately $6.9 million in connection with the settlement of the last action pending against the Company in connection with its historical stock option granting practices.

Restructuring and other special charges decreased $0.2 million, or 1.1%, in 2008 compared to 2007.

Our consolidated operating margin was 12.6% in 2008, compared to 16.6% in 2007. Operating income decreased $49.3 million in 2008 compared to 2007, primarily from the inclusion in 2008 of $40.1 million for the provision for net legal settlements and the other operating cost increases described above as compared to 2007.

Careers — North America

The operating results of our Careers — North America segment for the years ended December 31, 2008 and 2007 are as follows:

(Dollars in thousands)	2008	% of Revenue	2007	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$638,118	100.0%	$707,384	100.0%	$(69,266)	(9.8)%
Salaries and related	213,382	33.4%	213,631	30.2%	(249)	(0.1)%
Office and general	112,392	17.6%	111,852	15.8%	540	0.5%
Marketing and promotion	132,194	20.7%	150,374	21.3%	(18,180)	(12.1)%
Restructuring and other special charges	4,895	0.8%	6,665	0.9%	(1,770)	(26.6)%
Operating expenses	462,863	72.5%	482,522	68.2%	(19,659)	(4.1)%
Operating income	$175,255	27.5%	$224,862	31.8%	$(49,607)	(22.1)%

Revenue in our Careers — North America segment decreased $69.3 million, or 9.8%, in 2008 compared to 2007. The weaker U.S. economy in 2008 impacted overall hiring demand as customers became more deliberate with their recruiting decisions. In addition, our business was negatively impacted in the financial services and housing sectors, reflecting the overall weakness in these industries, as well as associated industries such as construction and manufacturing. Partially offsetting this was growth in our government, newspaper and Canadian businesses.

Salary and related expenses of $213.4 in 2008 remained relatively flat compared to 2007. The increase in headcount in 2008, primarily relating to the opening of our new customer service center and sales force expansion, resulted in an increase in regular salary of $6.5 million. Additionally, stock-based compensation increased $2.8 million in 2008 (excluding restructuring expense of $1.2 million in 2008) resulting from our broader equity and incentive programs and recruitment and relocation costs increased by $2.3 million due to additions in the customer service center and sales force. These increases were offset by $9.6 million of decreased variable compensation expense due to declining sales.

Office and general expenses of $112.4 million in 2008 remained relatively flat compared to 2007, increasing by $0.5 million, or 0.5%. This increase in office and general expenses resulted primarily from $3.6 million of increased occupancy costs associated with running our new and existing facilities and $3.5 million of increased depreciation expense primarily associated with increased capitalized costs related to our continued commitment to funding investments in our product, new technology and other assets in order to sustain long-term growth. These increases in operating expenses were partially offset by decreased consulting costs of $5.7 million attributable to our continued effort to reduce operating expenses throughout the Company.

Marketing and promotion expenditures decreased by $18.2 million, or 12.1%, in 2008 compared to 2007 as a result of a more focused online and offline media spending program, partially offset by the brand relaunch in 2008.

Restructuring expenses, including write-offs and non-cash stock based compensation charges, decreased by $1.8 million, or 26.6% in 2008 compared to 2007, primarily driven by decrease in severance cost of $1.2 million.

Our Careers — North America segment generated an operating margin of 27.5% in 2008, compared to 31.8% reported in 2007. Operating income in our Careers — North America segment decreased $49.6 million or 22.1% in 2008 compared to 2007.

Careers — International

The operating results of our Careers — International segment for the years ended December 31, 2008 and 2007 are as follows:

(Dollars in thousands)	2008	% of Revenue	2007	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$575,182	100.0%	$488,038	100.0%	$87,144	17.9%
Salaries and related	248,158	43.1%	220,788	45.2%	27,370	12.4%
Office and general	117,350	20.4%	91,638	18.8%	25,712	28.1%
Marketing and promotion	115,634	20.1%	116,432	23.9%	(798)	(0.7)%
Restructuring and other special charges	9,313	1.6%	7,067	1.4%	2,246	31.8%
Operating expenses	490,455	85.3%	435,925	89.3%	54,530	12.5%
Operating income	$ 84,727	14.7%	$ 52,113	10.7%	$32,614	62.6%

Our Careers — International segment revenue increased $87.1 million, or 17.9%, in 2008 compared to 2007. The effect of the weak U.S. dollar during a substantial portion of the 2008 year, contributed approximately $13.4 million to the increase in reported revenue and $8.9 million can be attributed to the ChinaHR acquisition, which the Company acquired 100% ownership of in the fourth quarter of 2008. The revenue growth primarily occurred in the first nine months of 2008, as revenue declined $20.5 million in the fourth quarter of 2008 compared to the same period in 2007, due to the effects of the deteriorating global economy. Our Careers — International revenue accounted for 42.8% of consolidated revenue in 2008, compared to 36.9% in 2007. We experienced strong revenue growth throughout continental Europe benefiting from our leading position in large geographic markets and the ongoing secular shift from print to online; however, during the last half of 2008 we experienced a slowdown in customer activity reflecting the uncertain economic environment during such period. We also continued to experience strong revenue growth in the Asia Pacific region in 2008, although we experienced some effects of the global economic slowdown in the fourth quarter of 2008.

Salary and related expenses increased $27.3 million, or 12.4% in 2008 compared to 2007. This increase in salaries and related expenses resulted primarily from increased regular salary expense of $18.5 million, primarily resulting from sales force expansion in Europe in 2008 and salary costs associated with the ChinaHR acquisition, increased variable compensation expense of $4.6 million related to increased sales volumes in 2008 and $5.0 million of increased stock-based compensation costs resulting from a broader level of associates participating in our equity compensation plan.

Office and general expenses increased 25.7 million, or 28.1%, in 2008 compared to 2007. This increase in office and general expenses resulted primarily from increased depreciation and amortization of $9.1 million, primarily associated with our continued commitment to funding investment in our product, new technology and other assets in order to sustain long-term profitability, increased occupancy costs of $7.4 million and increased travel related expenses of $4.6 million. These increases were partially offset by decreased consulting costs of $2.8 million.

Marketing and promotion expenses of $115.6 million in 2008 remained relatively flat compared to 2007, decreasing by $0.8 million, or 0.7%. The costs relating to the brand relaunch in 2008, which represented approximately $13.0 million of incremental marketing costs, were offset by a more focused online and offline media spending program which occurred primarily in the third and fourth quarters of 2008.

Restructuring expenses increased by $2.2 million, or 31.8% in 2008 compared to 2007, primarily as the result of increased severance expense and asset write-offs relating to exited facilities.

Our Careers — International segment generated an operating margin of 14.7% in 2008, an increase from 10.7% reported in 2007. Operating income in our Careers — International segment increased $32.6 million or 62.6% in 2008 compared to 2007. We aggressively increased our investments overseas through a refined mix of acquisitions, marketing, sales and product enhancements. Our Careers — International segment headcount increased by approximately 1,300 associates in 2008, primarily as a result of the acquisition of ChinaHR.

Internet Advertising & Fees

During the second quarter of 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the results of Tickle as a discontinued operation. The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2008 and 2007 are as follows:

(Dollars in thousands)	2008	% of Revenue	2007	% of Revenue	Increase (Decrease)	% Increase (Decrease)
Revenue	$130,327	100.0%	$128,382	100.0%	$ 1,945	1.5%
Salaries and related	49,448	37.9%	51,123	39.8%	(1,675)	(3.3)%
Office and general	26,579	20.4%	30,872	24.0%	(4,293)	(13.9)%
Marketing and promotion	41,234	31.6%	27,661	21.5%	13,573	49.1%
Restructuring and other special charges	1,400	1.1%	2,115	1.6%	(715)	(33.8)%
Operating expenses	118,661	91.0%	111,771	87.1%	6,890	6.2%
Operating income	$ 11,666	9.0%	$ 16,611	12.9%	$ (4,945)	(29.8)%

Revenue at our Internet Advertising & Fees segment increased $2.0 million, or 1.5%, in 2008 compared to 2007. Growth in revenue from our Military.com website and our acquisition of Affinity Labs was partially offset by our strategic decision in 2007 to remove interstitial advertisements and student loan advertising, which negatively impacted comparable results. We also experienced lower demand from financial services customers. We acquired Affinity Labs in January 2008 as part of our strategy to expand our presence in online vertical communities.

Operating expenses increased $6.9 million, or 6.2%, in 2008 compared to 2007, primarily as the result of $13.6 million of increased marketing and promotion expenses, primarily from the acquisition of Affinity Labs and additional online advertising expenses, and $2.9 million of increased stock-based compensation expense, partially offset by $2.8 million of decreased consulting fees in 2008, $2.1 million of decreased variable compensation expenses and $2.2 million of decreased regular salary expenses.

Restructuring expenses decreased $0.7 million in 2008 compared to 2007.

Our Internet Advertising & Fees segment generated an operating margin of 9.0% in 2008, a decrease from 12.9% in 2007. Our Internet Advertising & Fees segment posted operating income of $11.7 million in 2008, a decline from operating income of $16.7 million in 2007, as a result of increased costs and relatively flat revenues.

Interest and Other, net

Interest and other, net for the fiscal years ended December 31, 2008 and 2007 resulted in a net benefit of $17.3 million and $25.6 million, respectively. Interest and other, net primarily relates to interest expense on the Company's outstanding debt, interest income associated with the Company's various investments, foreign currency gains or losses and realized and unrealized gains and loss on the Company's available for sale investments. The decrease in interest and other, net of $8.3 million resulted primarily from decreased interest income primarily associated with the Company having lower investment balances in 2008 as well as increased interest expense in 2008 related to additional borrowings, partially offset by foreign currency gains in 2008 primarily resulting from the settlement of intercompany balances with several European subsidiaries.

Income Taxes

Income taxes for the years ended December 31, 2008 and 2007 are as follows:

(Dollars in thousands)	2008	2007	$ Change	% Change
Income from continuing operations before income taxes and equity interests	$187,238	$244,854	$(57,616)	(23.5)%
Income tax provision	64,910	86,461	(21,551)	(24.9)%
Effective tax rate	34.67%	35.31%	N/A	N/A

The largest factor affecting our effective tax rate continues to be the geographical mix of income among an array of tax jurisdictions with varying tax rates. The majority of our income is taxed in the United States, which has an average tax rate of approximately 40%, including the effect of state income taxes, while the tax rates in foreign jurisdictions vary from 18% to 35%. Other items affecting the effective tax rate were tax-exempt interest income, accrual of interest on accrued tax liabilities and other non-deductible expense items.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, our filed tax returns are subject to the examination by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Discontinued Operations, Net of Tax

During 2008, the Company discontinued its Tickle subsidiary and recorded a write-down of $13.2 million of long-lived assets, an income tax benefit of $29.8 million and a net pre-tax loss of $6.3 million from its operations. The 2007 loss on discontinued operations of $3.7 million, net of tax was primarily related to $2.9 million for the operations of Tickle and $0.8 million related to the disposed businesses that collectively comprised the former Advertising & Communications operating segment.

Diluted Earnings Per Share

Diluted earnings per share from continuing operations was $0.94 for the year ended December 31, 2008 compared to $1.15 for the year ended December 31, 2007. The decrease was primarily a result of lower operating income, as a result of the inclusion of $40.1 million in a provision for net legal settlements in 2008, partially offset by a lower tax provision of $21.5 million and lower diluted average shares outstanding. Diluted weighted average shares outstanding decreased approximately 9.6 million shares, primarily as a result of the repurchase of 8.3 million shares of Common Stock since October 2007 and a lower average share price. Our diluted earnings per share from discontinued operations was $0.09 in 2008, compared to a loss of $0.03 in 2007, which was primarily related to the 2008 wind-down of the Tickle operations

Financial Condition

The following table details our cash and cash equivalents, marketable securities and cash flow components:

(Dollars in thousands)	Years Ended December 31, 2009	2008
Cash and cash equivalents	$275,447	$222,260
Marketable securities (current and non-current)	24,669	91,772
Cash and cash equivalents and marketable securities	$300,116	$314,032
Percentage of total assets	16.4%	16.4%

Our borrowings under our credit facility decreased in the fiscal year ended December 31, 2009 to $50.0 million from $55.0 million as of December 31, 2008.

Consolidated cash flows for the fiscal year ended December 31, 2009 and 2008 are as follows:

(Dollars in thousands)	Years Ended December 31, 2009	2008
Cash provided by operating activities of continuing operations	$ 44,725	$232,683
Cash provided by (used for) investing activities of continuing operations	7,879	(36,500)
Cash used for financing activities of continuing operations	(11,418)	(71,794)
Cash used in discontinued operations	—	(6,849)
Effect of exchange rates on cash	12,001	(25,024)

Liquidity and Capital Resources

Historically, we have relied on funds provided by operating activities, equity offerings, short and long-term borrowings and seller-financed notes to meet our liquidity needs. We invest our excess cash predominantly in bank time deposits, money market funds and commercial paper that matures within three months of its origination date and in marketable securities, which are usually highly liquid and are of high-quality investment grade with the intent to make such funds readily available for operating and strategic long-term investment purposes. Due to the state of the financial markets, we redeployed our excess cash during 2008 and 2009 in conservative investment vehicles such as money market funds that invest solely in U.S. treasuries, top foreign sovereign debt obligations, bank deposits at prime money center banks and municipal bonds. We are actively monitoring the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal while secondarily maximizing yield on those funds. We can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

At any point in time we have funds in our operating accounts and customer accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. We have available-for-sale marketable securities primarily invested in tax-exempt auction rate bonds. As a result of persistent failed auctions beginning in February 2008, and the uncertainty of when these investments could be successfully liquidated at par, we have classified all of these investments in auction rate bonds as available-for-sale securities, which are recorded as non-current marketable securities (with the exception of the $8.3 million par value auction rate securities marketed and sold by UBS AG and its affiliates (collectively, "UBS") as of December 31, 2009, as described below) in the consolidated balance sheets as of December 31, 2009 and December 31, 2008.

During 2009, we redeemed certain of our auction rate securities entirely at par. Additionally, in November 2009, we entered into a settlement agreement with RBC with respect to auction rate securities purchased from RBC. Pursuant to the terms of the settlement agreement, RBC immediately repurchased the subject auction rate securities from us at a certain discount to their par value. The Company will receive certain additional monies from RBC if, within a certain time period from the date of the execution of the settlement agreement, any of the auction rate securities still held by RBC are redeemed or refinanced by the issuer for sums higher than the amounts RBC paid the Company to repurchase such auction rate securities. As part of the settlement agreement, the Company dismissed its lawsuit against RBC and released claims related to RBC's sale of the auction rate securities to the Company. Accordingly, the Company recorded a realized loss of $4.8 million in the fourth quarter of 2009 relating to the settlement with RBC, which was reflected in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009.

As of December 31, 2009, we held $25.1 million (at par and cost value) of investments in auction rate securities. These securities are variable-rate debt instruments whose underlying agreements have contractual maturities of up to 28 years and have been issued by state-related higher education agencies and are collateralized by student loans guaranteed by the U.S. Department of Education. While we continue to earn interest on our auction rate securities at the maximum contractual rate (which was a blended rate of 0.66% at December 31, 2009) and there has been no payment default with respect to such securities, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, the estimated fair value of these auction rate securities no longer approximates par value.

To estimate the fair value of these auction rate securities, we used third party valuation and other available market observables that considered, among other factors, (a) the credit quality of the underlying collateral (typically student loans); (b) the financial strength of the counterparties (typically state related higher education agencies) and the guarantors (including the U.S. Department of Education); (c) an estimate of when the next successful auction date will occur; and (d) the formula applicable to each security which defines the interest rate paid to investors in the event of a failed auction, forward projections of the interest rate benchmarks specified in such formulas, a tax exempt discount margin for the cash flow discount and all applicable embedded options such as the put, call and sinking fund features. We also used available data sources for market observables, which were primarily derived from third party research provided by or available from well-recognized research entities and sources. To the extent market observables were not available as of the valuation date, a statistical model was used to project the variables based on the historical data and in cases where historical data was not available comparable securities or a benchmark index was identified and used for estimation. When comparable securities or a benchmark index were not available, industrial averages were used or standard assumptions based on industry practices were used.

Based on these valuations, we wrote down the auction rate securities with an original par value and cost of $25.1 million to an estimated fair value of $23.6 million as of December 31, 2009. The write-down of these securities resulted in an unrealized loss of $1.5 million, reported in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009 due to the impairment being other-than-temporary.

Included in the Company's auction rate securities portfolio are approximately $8.3 million of auction rate securities which were marketed and sold by UBS. On November 11, 2008, the Company accepted a settlement with UBS pursuant to which UBS issued to the Company Series C-2 Auction Rate Securities Rights (the "ARS Rights"). The ARS Rights provide the Company the right to receive the par value of our UBS-brokered auction rate securities plus accrued but unpaid interest. The settlement provides that the Company may require UBS to purchase its UBS-brokered auction rate securities at par value at any time between June 30, 2010 and July 2, 2012. The ARS Rights are not transferable, tradable or marginable, and will not be listed or quoted on any securities exchange or any electronic communications network. As part of the settlement, UBS agrees to provide loans through June 30, 2010 up to 75% of the market value, as determined by UBS, of the UBS-brokered auction rate securities which the Company will pledge as collateral. The interest rates for such UBS loans will be equivalent to the interest rate we earn on our UBS-brokered auction rate securities. Accordingly, the Company has recorded the unrealized losses of $0.2 million as a charge to interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009 due to the impairment being other-than-temporary. Since the Company may require UBS to purchase its UBS-brokered auction rate securities at par value at any time beginning on June 30, 2010, the Company has classified the fair value of these UBS-brokered auction rate securities as current in the consolidated balance sheet as of December 31, 2009.

We believe that our current cash and cash equivalents, revolving credit facilities and cash we anticipate to generate from operating activities will provide us with sufficient liquidity to satisfy our working capital needs, capital expenditures and meet our investment requirements and commitments through at least the next twelve months. Our cash generated from operating activities is subject to fluctuations in the global economy and unemployment rates.

Credit Facility

In December 2007, the Company entered into a senior unsecured revolving credit facility that provided for maximum borrowings of $250.0 million. On August 31, 2009 (the "Amendment Closing Date"), with the objective of availing itself of the benefits of an improved credit market in an ongoing unstable macroeconomic environment, the Company amended certain terms and increased its borrowing capability under its existing credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement maintains the Company's existing $250.0 million revolving credit facility and provides for a new $50 million term loan facility, providing for a total of $300.0 million in credit available to the Company. The revolving credit facility and the term loan facility each mature on December 21, 2012. The term loan is subject to annual amortization of principal, with $5.0 million payable on each anniversary of the Amendment Closing Date and the remaining $35.0 million due at maturity.

The Amended Credit Agreement provides for increases in the interest rates applicable to borrowings and increases in certain fees. Borrowings under the Amended Credit Agreement will bear interest at a rate equal to (i) LIBOR plus a margin ranging from 300 basis points to 400 basis points depending on the Company's ratio of consolidated funded debt to trailing four-quarter consolidated earnings before interest, taxes, depreciation and amortization (the "Consolidated Leverage Ratio") as defined in Amended Credit Agreement or (ii) for Dollar-denominated loans only, and upon the Company's election, the sum of (A) the highest of (1) the credit facility's administrative agent's prime rate, (2) the sum of 0.50% plus the overnight federal funds rate on such day or (3) subject to certain exceptions, the sum of 1.00% plus the 1-month LIBOR rate, plus (B) a margin ranging from 200 basis points to 300 basis points depending on the Company's Consolidated Leverage Ratio. In addition, the Company will be required to pay the following fees: (i) a fee on all outstanding amounts of letters of credit at a rate per annum ranging from 300 basis points to 400 basis points (which rate is based on the Consolidated Leverage Ratio); and (ii) a commitment fee on the unused portion of the revolving credit facility at a rate per annum ranging from 50 basis points to 75 basis points (which rate is based on the Consolidated Leverage Ratio). The Company is no longer required to pay a utilization fee on outstanding loans and letters of credit under any circumstances.

The Amended Credit Agreement also increased the maximum permitted Consolidated Leverage Ratio to: (a) 3.50:1.00 for the period beginning on August 31, 2009 and ending on September 29, 2010; (b) 3.00:1.00 for the period beginning on September 30, 2010 and ending on September 29, 2011; and (c) 2.75:1.00 beginning on September 30, 2011 and any time thereafter. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The credit agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its common stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others, lend funds to affiliated companies and contains requirements regarding the maintenance of certain financial statement amounts and ratios, all as defined in the Amended Credit Agreement. As of December 31, 2009, the Company was in full compliance with its covenants.

Also on the Amendment Closing Date, the Company entered into the U.S. Pledge Agreement which along with subsequent separate pledge agreements shall cause the obligations under the Amended Credit Agreement to be secured by a pledge of: (a) all of the equity interests of the Company's domestic subsidiaries (other than certain specified inactive subsidiaries) and (b) 65% of the equity interests of each first-tier material foreign subsidiary of the Company.

At December 31, 2009, the utilized portion of this credit facility was $50.0 million in borrowings on the term loan facility, no borrowings on the revolving credit facility and $1.6 million for standby letters of credit. The portion of the borrowings on the term loan that is due within one year, which represents $5.0 million of the total borrowings, is classified as short-term on the consolidated balance sheet as of December 31, 2009 and the remaining borrowings on the term loan of $45.0 million is classified as long-term. As of December 31, 2008, the $50.0 million outstanding on the revolving credit facility was classified as short-term on the consolidated balance sheet due to the Company's intention to pay-down this balance within one year. As of December 31, 2009, $248.4 million was unused on the Company's revolving credit facility. At December 31, 2009, the one month US Dollar LIBOR rate, the credit facility's administrative agent's prime rate, and the overnight federal funds rate were 0.23%, 3.25% and 0.05%, respectively. As of December 31, 2009, the Company used the one month US Dollar LIBOR rate for the interest rate on these term loan borrowings with an interest rate of 3.24%. In January 2010, the Company received a technical amendment to the permitted investments section of the Amended Credit Agreement to accommodate the particular legal structure of the acquisition of the HotJobs business.

The Company's ChinaHR subsidiary had entered into two unsecured uncommitted revolving credit facilities guaranteed by the Company that provided for maximum borrowings of $14.8 million. As of December 31, 2009 and 2008, the utilized portion of these credit facilities was $0 and $5.0 million respectively. As of December 31, 2009, both unsecured uncommitted revolving credit facilities were cancelled.

Stock Option Investigation

In the second quarter of 2008, we recorded a $40.1 million provision for legal settlements, net, relating to estimated settlements, costs and expenses arising out of the legal actions regarding the Company's historical stock option granting practices, which included approximately $25.1 million for the settlement of the securities class action regarding the Company's historical stock option granting practices. In July 2008, we agreed to settle the securities class action, subject to court approval. Court approval was received in October 2008. Under the terms of the settlement, the defendants paid $47.5 million to the class, of which the Company's cost was approximately $25.1 million, net of its insurance recovery and contribution from another defendant. Also recorded in the provision for legal settlements, net, in the second quarter of 2008 was approximately $15.0 million for estimated expenses relating to the other outstanding litigation in connection with the Company's historical stock option granting practices.

In May 2009, we agreed, without admitting or denying wrongdoing, to pay a $2.5 million penalty to the SEC to settle claims arising out of the SEC's inquiry into the Company's historical stock option granting practices.

In September 2009, we entered into a Memorandum of Understanding with the plaintiffs in the ERISA Class Action, and in November 2009, we entered into the Settlement Agreement with the plaintiffs in the ERISA Class Action. The Settlement Agreement provides that the Company will pay $4.3 million in full settlement of the claims asserted in the ERISA Class Action (a substantial majority of which will be paid by insurance and contribution from another defendant). The effectiveness of the Settlement Agreement is subject to Court approval and certification of the proposed class. On December 3, 2009, the Court granted preliminary approval of the proposed settlement, which included certification of the class members. Notice to the class has been sent and a final hearing on the merits of the proposed settlement is expected to occur in the near future.

Additionally, in 2009, 2008 and 2007, we recorded a net benefit of $10.1 million (primarily relating to payments from former associates), a net charge of $4.4 million (net of reimbursements of $12.4 million primarily from former associates) and a net charge of $19.1 million (net of reimbursements of $4.5 million primarily from insurance carriers), respectively, of professional fees as a direct result of the investigation into our historical stock option granting practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation the United States Attorney for the Southern District of New York and the preparation and review of our restated consolidated financial statements.

Upon the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from us as an outgrowth of the Company's historical stock option grant practices will have been settled. As a result, in the quarterly period ended September 30, 2009, we reversed a previously recorded accrual of $6.9 million relating to these matters.

Income Taxes

In 2009, we incurred domestic tax losses and did not pay significant taxes in the United States. We expect to file for a tax loss carry back refund in 2010. We expect to continue to have taxable income in certain foreign tax jurisdictions in which we pay taxes on a quarterly basis.

Restructuring Activities

We have recorded significant charges and accruals in connection with our 2007 restructuring initiatives, prior business reorganization plans and discontinued operations. These accruals include estimates pertaining to future lease obligations, employee separation costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates. As of June 30, 2009, the Company had completed all of the initiatives relating to the 2007 restructuring program and no new charges will be incurred in the future relating to this program.

Cash Flows

As of December 31, 2009, we had cash, cash equivalents and marketable securities of $300.1 million, compared to $314.0 million as of December 31, 2008. Our decrease in cash, cash equivalents and marketable securities of $13.9 million in the twelve months ended December 31, 2009, primarily resulted from $48.7 million expended for capital expenditures, partially offset by $44.7 million of cash provided by operating activities.

Cash provided by operating activities of continuing operations was $44.7 million for the year ended December 31, 2009, lower by $188.0 million from $232.7 million in 2008. This decrease primarily resulted from decreased net income in 2009 of $105.9 million and increased cash flows used for working capital items in 2009 of $55.2 million, primarily resulting from changes in accounts payable, accrued expense and other liabilities and accounts receivable. Net income in 2009 and 2008 included a $6.9 million benefit and a

$40.1 million charge, respectively, for estimated settlements, costs and expenses arising out of the legal actions regarding the Company's historical stock option granting practices.

Cash provided by investing activities was $7.9 million for the year ended December 31, 2009, higher by $44.4 million from cash used for investing activities of $36.5 million in 2008. This increase is primarily a result of 2008 including $292.8 million of payments for acquisitions, decreased capital expenditures in 2009 of $45.0 million, partially offset by lower net sales of marketable securities of $293.0. million.

Cash used for financing activities was $11.4 million for the year ended December 31, 2009, lower by $60.4 million from cash used for investing activities of $71.8 million in 2008. This decrease in cash used for financing activities in 2009 primarily related to reduced purchases of common stock of $123.6 million, compared to 2008 activity, which included $126.9 million to repurchase 5,454,316 shares of Common Stock in open market transactions and $1.3 million for other share repurchases, partially offset by decreased proceeds from net borrowings of $61.1 million.

Share Repurchase Plan

On November 10, 2005, the Board approved a share repurchase plan, authorizing us to purchase up to $100 million of shares of our Common Stock. The November 2005 share repurchase plan was utilized fully during 2007. On September 4, 2007, the Board approved a share repurchase plan, authorizing the Company to purchase up to an additional $250 million of shares of its Common Stock. On October 23, 2007, the Board authorized the Company to purchase an additional $100 million of shares of its Common Stock under the share repurchase program. On January 30, 2008, the Board authorized the Company to purchase an additional $100 million of shares of its Common Stock under the share repurchase plan. All outstanding repurchase plan authorizations expired on January 30, 2009. As of January 30, 2009, we had purchased 13,794,012 shares under these authorizations for $423.6 million. As of December 31, 2009, we have no authorization to purchase shares of our Common Stock under any share repurchase plan.

Contractual Obligations

The commitments as of December 31, 2009 related to our continuing and discontinued operations are as follows:

	Payment Due by Period				
Contractual Obligations (Dollars in thousands)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 years**
Operating Leases	$222,679	$44,452	$ 62,209	$50,070	$65,948
Purchase commitments — advertising contracts	23,975	11,305	12,538	88	44
Long-term debt	50,000	5,000	45,000	—	—
Capital Leases	10	10	—	—	—
Total	$296,664	$60,767	$119,747	$50,158	$65,992

In addition to the cash commitments above, we also have $87.3 million of long-term income taxes payable, for which the timing of payment is not reasonably estimable, given the many variables related to these liabilities. See Note 14 to the consolidated financial statements for further discussion of information related to long-term income taxes payable.

Fair Value Measurement

The Company values its assets and liabilities using the methods of fair-value described in Accounting Standards Codification ("ASC") 820 (formerly Statement of Financial Accounting Standards ("SFAS") 157). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Level 1 is defined as observable inputs such as quoted prices in active markets; Level 2 is defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counter-party credit risk in its assessment of fair value. The Company has certain assets and liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States. These assets include cash equivalents, available-for-sale securities, the UBS ARS Rights and lease exit liabilities. The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$91,246	$ —	$ —	$ 91,246
Bank time deposits	—	37,474	—	37,474
Commercial paper	—	86,537	—	86,537
Government bonds foreign	—	11,795	—	11,795
Tax exempt auction rate securities	—	—	23,560	23,560
UBS ARS Rights	—	—	138	138
Total Assets	$91,246	$135,806	$23,698	$250,750
Liabilities:				
Lease exit liabilities	$ —	$ —	$25,112	$ 25,112
Total Liabilities	$ —	$ —	$25,112	$ 25,112

The lease exit liabilities relate to vacated facilities associated with previous discontinued operations and realignment activities of the Company. The fair value of the Company's lease exit liabilities within the Level 3 classification is based on a discounted cash flow model over the remaining term of the leased property.

The changes in the fair value of the Level 3 assets are as follows:

	Tax Exempt Auction Rate Bonds
Balance, December 31, 2008	$ 90,347
Redemptions/settlements of auction rate securities	(62,076)
Reversal of unrealized loss in other comprehensive income	1,603
Realized losses included in interest and other, net	(4,824)
Unrealized loss included in interest and other, net	(1,490)
Balance, December 31, 2009	$ 23,560

	UBS Put Option
Balance, December 31, 2008	$ —
Unrealized gain included in interest and other, net	138
Balance, December 31, 2009	$138

	Lease Exit Liability
Balance, December 31, 2008*	$ —
Transfers into Level 3	25,112
Balance, December 31, 2009	$25,112

* Prior to the effective date of ASC 820.

The carrying value for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt relates to borrowings under its credit facility, which approximates fair value due to market interest rates.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Basis of Presentation and Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue on agreements in accordance with ASC 605, *Revenue Recognition.*

Careers — North America and Careers — International. Our Careers — North America and Careers — International segments primarily earn revenue from the placement of job postings on the websites within the Monster network, access to the Monster network's online resume database and other career-related services. We recognize revenue at the time that job postings are displayed on the Monster network websites, based upon customer usage patterns. Revenue earned from subscriptions to the Monster network's resume database is recognized over the length of the underlying subscriptions, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Internet Advertising & Fees. Our Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and subscriptions to premium services. We recognize revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by our users. We recognize revenue from the display of click-throughs on text based links as click-throughs occur. A click-through occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, we recognize revenue for certain subscription products, ratably over the length of the subscription. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Our debt consists of borrowings under our credit facility, which approximates fair value due to market interest rates.

Asset Impairment

Business Combinations, Goodwill and Intangible Assets. We account for business combinations in accordance with ASC 805, *Business Combinations*. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. Our consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition.

The judgments that we make in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. We generally use either the income, cost or market approach to aid in our conclusions of such fair values and asset lives. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach ultimately selected is based on the characteristics of the asset and the availability of information.

We evaluate our goodwill for impairment annually or more frequently if indicators of potential impairment exist. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Changes in our strategy and/or market conditions could significantly impact these judgments and require reductions to recorded amounts of intangible assets.

Long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

Income Taxes

We utilize the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances we consider projected future taxable income and the availability of tax planning strategies. If in the future we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would be recorded, decreasing earnings in the period in which such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, *Stock Compensation* (formerly SFAS 123 (revised 2004), *Share-Based Payment*). Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to determine the fair value of stock option awards and measure non-vested stock awards using the fair market value of our common stock on the date the award is approved. For certain 2008 awards, which were market-based grants, we estimated the fair value of the award utilizing a Monte Carlo simulation model. We award stock options, non-vested stock, market-based non-vested stock and performance-based non- vested stock to employees, directors and executive officers.

Restructuring and Other Operating Lease Obligations

We recognize a liability for costs to terminate an operating lease obligation before the end of its term and we no longer derive economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). This standard replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and establishes only two levels of GAAP, authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, *Earnings Per Share* (formerly FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company's adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, *Business Combinations* (formerly SFAS No. 141(R), *Business Combinations*). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company's adoption of the new accounting standard did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, *Consolidations* (formerly SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

Fair Value Measurement and Disclosure

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") (formerly FASB FSP No 157-2, *Effective Date of FASB Statement No. 157),* which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, *Investments — Debt and Equity Securities.* The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of the new standard on April 1, 2009 did not have a material on the Company's consolidated financial statements.

In April 2009, the Company adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board ("APB") 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, *Derivatives and Hedging* (formerly SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133*). The new accounting standard requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company's consolidated financial statements.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, *Investments — Debt and Equity Securities* (formerly FSP 115-2 and 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*), an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was February 4, 2010.

Accounting Standards Not Yet Effective

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment to SFAS No.* 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Update ("ASU") 2009-16. The new standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company's consolidated financial statements.

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, *Amending FASB Interpretation No. 46(R),* was adopted into Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, *Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Exchange Risk

During 2009, revenue from our international operations accounted for 42% of our consolidated revenue. Revenue and related expenses generated from our international websites are generally denominated in the functional currencies of the local countries. Our primary foreign currencies are Euros, British Pounds and Czech Korunas. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, revenue and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. The effect of the stronger U.S. dollar in 2009 contributed approximately $42.5 million to the decrease in reported revenue and approximately $2.2 million to reported operating income during 2009 compared to 2008.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2009 of $179 million, an assumed 5%, 10% and 20% negative currency movement would result in fair value declines of $9.0 million, $18.0 million and $36.0 million, respectively.

We use forward foreign exchange contracts as cash flow hedges to offset risks related to certain foreign currency transactions. These transactions primarily relate to non-functional currency denominated intercompany funding loans, non-functional currency denominated accounts receivable and non-functional currency denominated accounts payable. We do not enter into derivative financial instruments for trading purposes.

The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of stockholders' equity. During the year ended December 31, 2009, our cumulative translation adjustment account increased $36.8 million, primarily attributable to the strengthening of the U.S. dollar against the Euro, Korean Won and the British Pound.

Interest Rate Risk

Credit Facility

As of December 31, 2009, our debt was comprised primarily of borrowings under our credit facility. The interest rates under our credit facility may be reset due to fluctuation in a market-based index, such as the federal funds rate, the 1-month LIBOR rate or the credit facility's administrative agent's prime rate. Assuming the amount of borrowings available under our credit facility was fully drawn during 2009, we would have had $300.0 million outstanding under such facility, and a hypothetical 1.00% (100 basis-point) change in the interest rate of our credit facility would have changed our annual pre-tax earnings by approximately $3.0 million for the fiscal year ended December 31, 2009. Assuming the amount of borrowings under our credit facility was equal to the amount of outstanding borrowings on December 31, 2009, we would have had $51.6 million of total usage and a hypothetical 1.00% (100 basis-point) change in the interest rate of our credit facility would have changed our pre-tax earnings by approximately $0.5 million for the fiscal year ended December 31, 2009. We do not manage the interest rate risk on our debt through the use of derivative instruments.

Investment Portfolio

Our investment portfolio is comprised primarily of cash and cash equivalents and investments in a variety of debt instruments of high quality issuers, money market funds which invest in U.S Treasuries, sovereign commercial paper, bank time deposits and government bonds that mature within six months of their origination date, as well as auction rate securities. A hypothetical 1.00% (100 basis-point) change in interest rates applicable to our investment portfolio would have changed our annual pretax earnings by approximately $2.8 million for the fiscal year ended December 31, 2009.

Other Market Risks

Investments in Auction Rate Securities

As of December 31, 2009, the Company held $25.1 million (at par and cost value) of investments in auction rate securities. Given current conditions in the auction rate securities market as described in Note 7, Investments, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K, the auction rate securities with the original par value and cost of $25.1 million were written down to an estimated fair value of $23.6 million, resulting in an unrealized loss of $1.5 million, reported in interest and other, net in the consolidated statement of operations for fiscal year ended December 31, 2009. We may incur additional other-than-temporary realized losses in the future if market conditions persist and we are unable to recover the cost of our auction rate bond investments. A hypothetical 100-basis-point loss from the par value of these investments would have resulted in a $0.3 million impairment as of December 31, 2009.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The following are the consolidated financial statements and exhibits of Monster Worldwide, Inc. and its consolidated subsidiaries, which are filed as part of this report.

MONSTER WORLDWIDE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Monster Worldwide, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Monster Worldwide, Inc. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monster Worldwide, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 14 to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Monster Worldwide, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 4, 2010 expressed an unqualified opinion thereon.

/s/ BDO SEIDMAN, LLP

New York, New York
February 4, 2010

MONSTER WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 275,447	$ 222,260
Marketable securities, current	9,259	1,425
Accounts receivable, net of allowance for doubtful accounts of $12,660 and $14,064 in 2009 and 2008, respectively	287,698	376,720
Prepaid and other	73,089	82,416
Total current assets	**645,493**	**682,821**
Marketable securities, non-current	15,410	90,347
Goodwill	925,758	894,546
Property and equipment, net	143,727	161,282
Intangibles, net	43,863	52,335
Investment in unconsolidated affiliates	546	1,843
Other assets	52,393	33,416
Total assets	**$1,827,190**	**$1,916,590**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 32,066	$ 41,524
Accrued expenses and other current liabilities	143,403	205,005
Deferred revenue	305,898	414,312
Current portion of long-term debt and borrowings under credit facilities	5,010	54,971
Income taxes payable	20,779	7,896
Total current liabilities	**507,156**	**723,708**
Long-term income taxes payable	87,343	119,951
Deferred income taxes	51,499	24,658
Long-term debt, less current portion	45,000	—
Other long-term liabilities	3,028	1,000
Total liabilities	**694,026**	**869,317**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value, authorized 800 shares; issued and outstanding: none	—	—
Common stock, $.001 par value, authorized 1,500,000 shares; issued:134,380 and 133,335 shares, respectively; outstanding: 119,659 and 118,614 shares, respectively	134	133
Class B common stock, $.001 par value, authorized 39,000 shares; issued and outstanding: none	—	—
Additional paid-in capital	1,395,969	1,367,373
Accumulated deficit	(327,106)	(346,034)
Accumulated other comprehensive income	64,167	25,801
Total stockholders' equity	**1,133,164**	**1,047,273**
Total liabilities and stockholders' equity	**$1,827,190**	**$1,916,590**

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2009	**2008**	**2007**
Revenue	**$905,142**	**$1,343,627**	**$1,323,804**
Salaries and related	463,749	543,268	524,652
Office and general	231,288	282,699	268,843
Marketing and promotion	209,661	291,198	294,480
(Reversal of) Provision for legal settlements, net	(6,850)	40,100	—
Restructuring and other special charges	16,105	16,407	16,597
Total operating expenses	**913,953**	**1,173,672**	**1,104,572**
Operating (loss) income	**(8,811)**	**169,955**	**219,232**
Interest (expense) income, net	(1,431)	14,315	25,833
Other (expense) income, net	(4,397)	2,968	(211)
Interest and other, net	(5,828)	17,283	25,622
(Loss) income from continuing operations before income taxes and equity interests	(14,639)	187,238	244,854
(Benefit from) provision for income taxes	(37,883)	64,910	86,461
Loss in equity interests, net	(4,317)	(7,839)	(8,298)
Income from continuing operations	**18,927**	**114,489**	**150,095**
Income (loss) from discontinued operations, net of tax	—	10,304	(3,696)
Net income	**$ 18,927**	**$ 124,793**	**$ 146,399**
Basic earnings per share:			
Income from continuing operations	$ 0.16	$ 0.95	$ 1.17
Income (loss) from discontinued operations, net of tax	—	0.09	(0.03)
Basic earnings per share	**$ 0.16**	**$ 1.04**	**$ 1.14**
Diluted earnings per share:			
Income from continuing operations	$ 0.16	$ 0.94	$ 1.15
Income (loss) from discontinued operations, net of tax	—	0.09	(0.03)
Diluted earnings per share	**$ 0.16**	**$ 1.03**	**$ 1.12**
Weighted average shares outstanding:			
Basic	119,359	120,557	128,785
Diluted	121,170	121,167	130,755

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Shares of Common Stock	Shares of Class B Common Stock	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2007	**125,724**	**4,762**	**$1,636,154**	**$(614,101)**	**$ 87,632**	**$1,109,685**
Net income	—	—	—	146,399	—	146,399
Net unrealized gain on investments	—	—	—	—	149	149
Change in cumulative foreign currency translation adjustment	—	—	—	—	30,606	30,606
Comprehensive income						$ 177,154
Cumulative effect of adoption of ASC 740	—	—	—	(3,125)	—	(3,125)
Repurchase of common stock	(251)	—	(262,495)	—	—	(262,495)
Issuance of common stock for stock option exercises	2,136	—	54,890	—	—	54,890
Tax benefit of stock-based compensation	—	—	11,744	—	—	11,744
Stock based compensation- restricted stock	661	—	27,739	—	—	27,739
Stock based compensation- stock options	—	—	442	—	—	442
Stock bonus award	10	—	467	—	—	467
Balance, December 31, 2007	**128,280**	**4,762**	**1,468,941**	**(470,827)**	**118,387**	**1,116,501**
Net income	—	—	—	124,793	—	124,793
Net unrealized loss on investments	—	—	—	—	(1,603)	(1,603)
Change in cumulative foreign currency translation adjustment	—	—	—	—	(90,983)	(90,983)
Comprehensive income						$ 32,207
Conversion of Class B Common Stock to Common Stock	4,762	(4,762)	—	—	—	—
Repurchase of common stock	(59)	—	(128,165)	—	—	(128,165)
Issuance of common stock for stock option exercises	90	—	1,461	—	—	1,461
Tax provision for stock-based compensation	—	—	(4,804)	—	—	(4,804)
Stock based compensation- restricted stock	254	—	29,202	—	—	29,202
Stock based compensation- stock options	—	—	651	—	—	651
Stock bonus award	8	—	220	—	—	220
Balance, December 31, 2008	**133,335**	**—**	**1,367,506**	**(346,034)**	**25,801**	**1,047,273**
Net income	—	—	—	18,927	—	18,927
Reversal of net unrealized loss on investments	—	—	—	—	1,603	1,603
Change in cumulative foreign currency translation adjustment	—	—	—	—	36,763	36,763
Comprehensive income						$ 57,293
Repurchase of common stock	(483)	—	(4,571)	—	—	(4,571)
Issuance of common stock for stock option exercises	7	—	67	—	—	67
Tax provision for stock-based compensation	—	—	(9,094)	—	—	(9,094)
Stock based compensation- restricted stock	1,182	—	39,306	—	—	39,306
Stock based compensation- stock options	—	—	615	—	—	615
Stock bonus award	339	—	2,275	—	—	2,275
Balance, December 31, 2009	**134,380**	**—**	**$1,396,104**	**$(327,107)**	**$ 64,167**	**$1,133,164**

See accompanying notes.

MONSTER WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows provided by operating activities:			
Net income	**$ 18,927**	**$ 124,793**	**$ 146,399**
Adjustments to reconcile net income to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of tax	—	(10,304)	3,696
Depreciation and amortization	68,533	58,020	43,908
(Reversal of) Provision for legal settlements, net	(6,850)	40,100	—
Provision for doubtful accounts	10,154	16,231	12,906
Non-cash compensation	39,921	29,853	28,181
Loss in equity interests	4,317	7,839	8,298
Non-cash restructuring write-offs, accelerated amortization and other	8,960	3,933	665
Deferred income taxes	1,189	7,430	(5,459)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	80,462	112,520	(67,778)
Prepaid and other	(2,669)	23,168	(26,213)
Deferred revenue	(111,634)	(118,299)	80,186
Payments for legal settlements, net	—	(29,887)	—
Accounts payable, accrued liabilities and other	(66,585)	(32,714)	51,840
Net cash used for operating activities of discontinued operations	—	(6,849)	(7,450)
Total adjustments	25,798	101,041	122,780
Net cash provided by operating activities	**44,725**	**225,834**	**269,179**
Cash flows provided by (used for) investing activities:			
Capital expenditures	(48,677)	(93,627)	(63,800)
Payments for acquisitions and intangible assets, net of cash acquired	(300)	(292,836)	(2,549)
Purchase of marketable securities	(8,585)	(183,932)	(1,424,861)
Sales and maturities of marketable securities	70,977	539,286	1,514,051
Cash funded to equity investees	(6,299)	(6,402)	(10,000)
Dividends received from unconsolidated investee	763	1,011	—
Net cash used for investing activities of discontinued operations	—	—	(255)
Net cash provided by (used for) investing activities	**7,879**	**(36,500)**	**12,586**
Cash flows (used for) provided by financing activities:			
Proceeds from borrowings on credit facilities short-term	199,203	251,971	—
Payments on borrowings on credit facilities short-term	(256,196)	(197,893)	—
Repurchase of common stock	(4,571)	(128,165)	(262,495)
Cash received from the exercise of employee stock options	67	1,461	54,890
Excess tax benefits from stock-based compensation	79	1,003	13,799
Proceeds on borrowings of term loan	50,000	—	—
Payments on capitalized leases and other debt obligations	—	(171)	(100)
Payments on acquisition debt	—	—	(23,362)
Net cash (used for) provided by financing activities	**(11,418)**	**(71,794)**	**(217,268)**
Effects of exchange rates on cash	12,001	(25,024)	6,567
Net increase in cash and cash equivalents	53,187	92,516	71,064
Cash and cash equivalents, beginning of period	222,260	129,744	58,680
Cash and cash equivalents, end of year	**$ 275,447**	**$ 222,260**	**$ 129,744**

See accompanying notes.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company") has continuing operations that consist of three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Revenue in the Company's Careers segments are primarily earned from the placement of job postings on the websites within the Monster network, access to the Company's resume databases, recruitment media services and other career-related services. Revenue in the Company's Internet Advertising & Fees segment is primarily earned from the display of advertisements on the Monster network of websites, "click-throughs" on text based links and leads provided to advertisers. The Company's Careers segments provide online services to customers in a variety of industries throughout North America, Europe and the Asia-Pacific region, while Internet Advertising & Fees delivers online services primarily in North America.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. Investments in which the Company does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include, among others, allowances for doubtful accounts, fair value of financial assets and liabilities, net realizable values on long-lived assets and deferred tax assets and liabilities, certain accrued expense accounts, deferred revenue, goodwill and revenue recognition. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on agreements in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition*. Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collection is probable. The Company recognizes revenue as follows for each of its reportable segments:

Careers (North America and International). Our Careers segments primarily earn revenue from the placement of job postings on the websites within the Monster network, access to the Monster network's online resume database and other career-related services. We recognize revenue at the time that job postings are displayed on the Monster network websites, based upon customer usage patterns. Revenue earned from subscriptions to the Monster network's resume database is recognized over the length of the underlying subscriptions, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue.

Internet Advertising & Fees. Our Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and subscriptions to premium services. We recognize revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by our users. We recognize revenue from the display of "click-throughs" on text based links as "click-throughs" occur. A "click-through" occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, we recognize revenue for certain subscription products, ratably over the length of the subscription. Unearned revenues are reported on the balance sheet as deferred revenue.

Business Combinations and Dispositions

We account for business combinations in accordance with ASC 805, *Business Combinations* (formerly SFAS 141, *Business Combinations*). The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. Our consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition. For the period January 1, 2007 through December 31, 2009, the Company completed five business combinations (see Note 3 to the consolidated financial statements).

The Company accounts for business dispositions in accordance with ASC 360, *Property, Plant and Equipment* (formerly SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*). ASC 360 requires the results of operations of business dispositions to be segregated from continuing operations and reflected as discontinued operations in current and prior periods. The results of the Company's continuing operations have been restated to reflect such dispositions in each period presented. See Note 10 to the financial statements for further discussion of the Company's disposition transactions.

Marketing and Promotion

Advertising production costs are recorded as expense the first time an advertisement appears. Costs of communicating advertising are recorded as expense as advertising space or airtime is used. All other advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt consists of borrowings under our credit facility and term loan, which approximates fair value due to market interest rates.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, marketable securities and accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand. The Company also invests in short-term commercial paper rated P1 by Moody's or A1 by Standard & Poors or better. As of December 31, 2009, the Company held marketable securities with a fair value of $23,560. These investments are subject to fluctuations based on changes in interest rates and market prices.

The Company performs continuing credit evaluations of its customers, maintains allowances for potential credit losses and does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables based primarily on management's evaluation of the customer's financial condition, past collection history and overall aging of the receivables. Historically, such losses have been within management's expectations. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Cash and Cash Equivalents and Marketable Securities

Cash and cash equivalents, which primarily consist of commercial paper, bank time deposits and money-market funds, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents. Outstanding checks in excess of account balances, typically payroll and other contractual obligations disbursed on or near the last day of a reporting period, are reported as a current liability in the accompanying consolidated balance sheets.

The Company's marketable securities are classified as available-for-sale investments and are reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Realized gains or losses and declines in value judged to be other than temporary are reported in other income, net in the consolidated statements of operations. The Company evaluates its investments periodically for possible impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Marketable securities as of December 31, 2009 primarily consisted of auction rate bonds whose decline in fair value were judged by the Company to be other-than-temporary. Accordingly, the Company recorded a charge of $1,490, reported in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009 (see Note 7).

Accounts Receivable

The Company's accounts receivable primarily consist of trade receivables. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2009 and 2008 are adequate. However, actual write-offs could exceed the recorded allowance. Activity in the allowance for doubtful accounts is as follows:

Year Ended December 31,	Beginning Balance	Charged to Costs and Expenses	Write-Offs and Other	Ending Balance
2009	$14,064	$10,154	$(11,558)	$12,660
2008	$15,613	$16,231	$(17,780)	$14,064
2007	$11,924	$12,906	$ (9,217)	$15,613

Property and Equipment

Computer and communications equipment, furniture and fixtures and capitalized software costs are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are stated at cost and amortized, using the straight-line method, over their estimated useful lives, or the lease term, whichever is shorter.

Internal Use Software and Website Development Costs

In accordance with ASC 350, *Internal-Use Software* (formerly American Institute of Certified Public Accountants Statement of Position No. 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*), the Company capitalizes costs to purchase or internally develop software for internal use, as well as costs incurred to design, develop, test and implement enhancements to its website. These costs are included in property and equipment and the estimated useful life is five years. Costs capitalized were $26,194, $39,732 and $14,391 for the years ended December 31, 2009, 2008 and 2007, respectively.

Goodwill and Intangible Assets

The Company evaluates its long-lived assets for impairment in accordance with ASC 350, *Goodwill* (formerly SFAS 142, *Goodwill and Other Intangible Assets*). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired.

The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company has four reporting units: Careers — North America, Careers — International, Careers — China and Internet Advertising and Fees. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company's reporting units. Changes in the Company's strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets. Based on impairment tests performed, no impairment of goodwill has been identified for the years ended December 31, 2009, 2008 and 2007. The estimated fair values of the reporting units were substantially in excess of the related carrying values.

Other intangible assets primarily consist of the value of customer relationships, non-compete agreements, acquired technology, trademarks and internet domains. Amortizable intangible assets are primarily being amortized on a basis that approximates economic use, over periods ranging from two to thirty years.

Long-Lived Assets

Long-lived assets, other than goodwill are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition are less than its carrying amount.

Intangible assets are primarily evaluated on an annual basis, generally in conjunction with the Company's evaluation of goodwill balances. Impairment, if any, is assessed by using internally developed discounted cash flows estimates, quoted market prices, when available, and independent appraisals to determine fair value. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company's strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets. As of December 31, 2009, there were no impairment indicators present.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income, a component of stockholders' equity. Gains and losses resulting from other foreign currency transactions, including forward foreign exchange contracts, are included in other (expense) income, net.

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income are foreign currency translation adjustments, which relate to investments that are permanent in nature and unrealized gains and unrealized losses related to the Company's available-for-sale securities, net of applicable income taxes. To the extent that such amounts relate to investments that are permanent in nature, no adjustments for income taxes are made.

The Company uses forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans and non-functional currency inter-company accounts receivable and non-functional currency indebtedness. As of December 31, 2009, the notional value of these forward foreign exchange contracts was approximately $21,900 and the corresponding accumulated unrealized gain was approximately $100, which is included in other (expense) income, net. The Company does not trade derivative financial instruments for speculative purposes.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes* (formerly SFAS No. 109, *Accounting for Income Taxes*). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances we consider projected future taxable income and the availability of tax planning strategies. If in the future we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would be recorded, decreasing earnings in the period in which such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Stock Compensation* (formerly SFAS 123 (revised 2004), *Share-Based Payment*). Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to determine the fair-value of stock option awards and measure non-vested stock awards using the fair market value of our common stock on the date the award is approved. For certain 2008 awards, which were market-based grants, we estimated the fair value of the award utilizing a Monte Carlo simulation model. We award stock options, non-vested stock, market-based non-vested stock and performance-based non-vested stock to employees, directors and executive officers.

Restructuring and Other Special Charges

The Company has recorded significant charges and accruals in connection with its 2007 restructuring initiatives and prior business reorganization plans. These accruals include estimates pertaining to future lease obligations, employee separation costs and the settlements of contractual obligations resulting from its actions. Although the Company does not anticipate significant changes, the actual costs may differ from these estimates. The Company completed all of the initiatives relating to the 2007 restructuring program in the second quarter of 2009 and no new charges will be incurred in the future relating to this program.

Operating Lease Obligations

We recognize a liability for costs to terminate an operating lease obligation before the end of its term and we no longer derive economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Earnings Per Share

Basic earnings per share is calculated using the Company's weighted-average outstanding common shares. When the effects are not anti-dilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares, participating securities and the dilutive effect of all other stock-based compensation awards as determined under the treasury stock method. Certain stock options and stock issuable under employee compensation plans were excluded from the computation of earnings per share due to their anti-dilutive effect. A reconciliation of shares used in calculating basic and diluted earnings per common and Class B common share follows:

(Thousands of shares)	December 31, 2009	2008	2007
Basic weighted average shares outstanding	119,359	120,557	128,785
Effect of common stock equivalents — stock options and non-vested stock under employee compensation plans	1,811	610	1,970
Diluted weighted average shares outstanding	121,170	121,167	130,755
Weighted average anti-dilutive common stock equivalents	7,871	8,881	1,153

Professional Fees and Expenses Related to the Stock Option Investigation

In the second quarter of 2008, the Company recorded a $40,100 provision for legal settlements, net, relating to estimated settlements, costs and expenses arising out of the legal actions regarding the Company's historical stock option granting practices, which included approximately $25,100 for the settlement of the securities class action regarding the Company's historical stock option granting practices. In July 2008, the Company agreed to settle the securities class action, subject to court approval. Court approval was received in October 2008. Under the terms of the settlement, the defendants paid $47,500 to the class, of which the Company's cost was approximately $25,100, net of its insurance recovery and contribution from another defendant. Also recorded in the provision for legal settlements, net, in the second quarter of 2008 was approximately $15,000 for estimated expenses relating to the other outstanding litigation in connection with the Company's historical stock option granting practices.

In May 2009, the Company agreed, without admitting or denying wrongdoing, to pay a $2,500 penalty to the SEC to settle claims arising out of the SEC's inquiry into the Company's historical stock option granting practices.

In September 2009, the Company entered into a Memorandum of Understanding with the plaintiffs in the last action pending against the Company in connection with its historical stock option granting practices (captioned as Taylor v. McKelvey, et al., 06 CV 8322 (S.D.N.Y)(AKH) (the "ERISA Class Action")), and in November 2009, the Company entered into a Class Action Settlement Agreement (the "Settlement Agreement") with the plaintiffs in the ERISA Class Action. The Settlement Agreement provides that the Company will pay $4.3 million in full settlement of the claims asserted in the ERISA Class Action (a substantial majority of which will be paid by insurance and contribution from another defendant). The effectiveness of the

Settlement Agreement is subject to Court approval and certification of the proposed class. On December 3, 2009, the Court granted preliminary approval of the proposed settlement, which included certification of the class members. Notice to the class has been sent and a final hearing on the merits of the proposed settlement is expected to occur in the near future.

Additionally, in 2009, 2008 and 2007, the Company recorded a net benefit of $10,097 (primarily relating to payments from former associates), a net charge of $4,400 (net of reimbursements of $12,400 primarily from former associates) and a net charge of $19,100 (net of reimbursements of $4,500 primarily from insurance carriers), respectively, of professional fees as a direct result of the investigation into the Company's historical stock option granting practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation the United States Attorney for the Southern District of New York and the preparation and review of the Company's restated consolidated financial statements.

Upon the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from the Company as an outgrowth of the Company's historical stock option grant practices will have been settled. As a result, in the quarterly period ended September 30, 2009, the Company reversed a previously recorded accrual of $6,850 relating to these matters

Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). This standard replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, *Earnings Per Share* (formerly FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company's adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, *Business Combinations* (formerly SFAS No. 141(R), *Business Combinations*). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company's adoption of the new accounting standard did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, *Consolidations* (formerly SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

Fair Value Measurement and Disclosure

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") (formerly FASB FSP No 157-2, *Effective Date of FASB Statement No. 157*), which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, *Investments — Debt and Equity Securities*. The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of the new standard on April 1, 2009 did not have a material on the Company's consolidated financial statements.

In April 2009, the Company adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board ("APB") 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, *Derivatives and Hedging* (SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133*). The new accounting standard requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company's consolidated financial statements.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, *Investments — Debt and Equity Securities* (formerly FSP 115-2 and 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments),* an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was February 4, 2010.

Accounting Standards Not Yet Effective

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment to SFAS No.* 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated ("ASU") 2009-16. The new standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company's consolidated financial statements.

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, *Amending FASB Interpretation No. 46(R),* was adopted into Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, *Multiple-Deliverable Revenue Arrangements*. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

2. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the vesting period, net of estimated forfeitures.

The Company awards non-vested stock to employees, directors and executive officers in the form of Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs"), market-based RSAs and RSUs, stock options and performance-based RSAs and RSUs. The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approves all stock-based compensation awards. The Company uses the fair-market value of the Company's common stock on the date the award is approved to measure fair-value for service-based awards, a Monte Carlo simulation model to determine both the fair-value and requisite service period of market-based awards and the Black-Scholes option-pricing model to determine the fair-value of stock option awards. The Company does not capitalize stock-based compensation costs. The Company presents as a financing activity in the consolidated statement of cash flows the benefits of tax deductions in excess of the tax-effected compensation of the related stock-based awards for the options exercised and RSAs and RSUs vested.

The Company recognized pre-tax compensation expense in the consolidated statement of operations related to stock-based compensation as follows:

	Years Ended December 31,		
	2009	2008	2007
Non-vested stock, included in salaries and related	$39,306	$28,040	$27,739
Non-vested stock, included in restructuring and other special charges	—	1,162	—
Stock options, included in salaries and related	615	651	442
Total	$39,921	$29,853	$28,181

Included in the 2007 salaries and related for non-vested stock was approximately $12,800 related to the accelerated vesting of RSAs and RSUs related to two former executive officers in accordance with their severance agreements. Certain accrued bonuses are paid for in common stock and for the years ended December 31, 2009, 2008 and 2007, the fair value of the common stock was $2,275, $220 and $467, respectively.

As of December 31, 2009, the Company had issued the following types of equity awards under the Company's 1999 Long Term Incentive Plan and the 2008 Equity Incentive Plan. The Company no longer issues new equity awards under the 1999 Long-Term Incentive Plan.

Restricted Stock

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees, executives and directors. The Company grants RSUs that are subject to continued employment and vesting conditions, but do not have dividend or voting rights. The Company also grants RSAs that are subject to continued employment and vesting conditions and have voting rights. Directors of the Company receive automatic RSA which are measured using the fair market value of the Company's common stock on the date of the grant. The Company also grants market-based RSAs and RSUs that vest contingent on meeting certain stock price targets within five years of the grant date. The market-based RSAs and RSUs vest in three equal tranches of 33.3% of each award if, and when, certain stock price targets are achieved and maintained for specific number of days in a consecutive specified period. The Company also grants performance-based RSAs and RSUs that vest contingent on meeting specific financial results within a specified time period.

The fair value of RSAs and RSUs is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

Tax benefits recognized on the non-vested stock-based compensation expenses were $12,386, $8,375, and $9,981 for years ended December 31, 2009, 2008 and 2007, respectively.

2009 Restricted Stock. During 2009, the Company granted RSAs of 2,992,805 shares and RSUs of 1,102,759 shares to approximately 3,000 employees, executive officers and directors that vest in various increments on the anniversaries of the individual grant dates through December 15, 2013, subject to the recipient's continued employment or service through each applicable vesting date.

2008 Restricted Stock. During 2008, the Company granted RSAs of 2,927,000 shares and RSUs of 985,000 shares to approximately 2,000 employees, executive officers and directors that vest in various increments on the anniversaries of the individual grant dates through December 16, 2012, subject to the recipient's continued employment or service through each applicable vesting date. The Company also granted market-based RSAs of 1,095,000 shares and market-based RSUs of 50,000 shares that will vest contingent on meeting certain stock price targets within five years of the grant date. The market-based shares vest in three tranches of 33.3% each of the award if, and when, certain stock price targets of $21.00, $28.00 and $35.00 are achieved and maintained for 15 days in a consecutive 30 day period and the tranches are being amortized over their requisite service period of twenty one, thirty and thirty seven month periods, respectively.

2007 Restricted Stock. During 2007, the Company granted 1,505,823 RSAs and 126,017 RSUs that vest in various increments on the anniversaries of the individual grant dates through December 12, 2011, subject to the recipient's continued employment or service through each applicable vesting date. The Company also granted 789,090 RSUs to approximately 740 employees, subject to certain specified performance-based conditions, with an aggregate grant value of $37,183. The Company did not meet the 2007 RSUs pre-determined performance-based conditions and as a result, all of the performance-based RSU's were forfeited prior to December 31, 2007.

As of December 31, 2009, there was approximately $82,687 of unrecognized compensation cost related to the RSUs, RSAs and market-based awards that is expected to be recognized over a period of 4.0 years. During the years ended December 31, 2009, 2008 and 2007, the fair value of shares vested was $13,800, $5,783 and $28,107 respectively.

The following table summarizes the activity for non-vested stock:

	December 31, 2009		December 31, 2008		December 31, 2007	
(Thousands of shares)	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	5,612	$24.57	1,671	$39.67	969	$44.53
Granted — Restricted Stock Units	1,103	6.93	1,035	26.95	915	47.17
Granted — Restricted Stock	2,993	7.93	4,022	20.51	1,506	38.26
Forfeited	(782)	20.04	(862)	33.28	(1,048)	46.17
Vested	(1,182)	30.81	(254)	41.86	(671)	42.40
Non-vested at end of period	7,744	$15.62	5,612	$24.57	1,671	$39.67

Stock Options

The following were the weighted average assumptions used to determine the fair value of stock options and have been estimated at the date of grant using the Black-Scholes option-pricing model (no stock options were granted in 2009, therefore no weighted average assumptions are included in this table):

	Years Ended December 31,		
	2009	2008	2007
Risk-free interest rate	N/A	2.7%	5.0%
Volatility	N/A	40.9%	50.7%
Expected life (years)	N/A	3.7	3.3

Employee Stock Options. In 2008 and 2007, the Company awarded options to purchase 137,980 and 82,897 shares of Common Stock, respectively, to certain employees in France. Under the terms of the awards, the 2008 grants vest 25% annually over four years with the first 25% vesting commencing on the first anniversary date of the award. The 2007 grants vest with 66,147 stock options vesting 25% over four years with the first 25% vesting commencing on the first anniversary date of the award and 16,750 stock options vesting 25% immediately and the remaining 75% will vest 25% on the next three anniversary dates of the award. As of December 31, 2009, the unrecognized compensation expense for stock options was $850 and is expected to be recognized over a period of 2.2 years.

Also during 2008, the Company in accordance with the legal settlement related to the stock option investigations, revalued 479,381 options held by former employees. Before the revaluation, the average exercise price of the options was $24.88 and after the revaluation the average exercise price was $51.54.

The following table summarizes the activity of the Company's employee stock options:

(Thousands of shares)	December 31, 2009		December 31, 2008		December 31, 2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,290	$30.58	6,876	$29.13	9,573	$28.97
Granted	—	—	138	27.77	83	46.70
Exercised	(7)	9.81	(89)	16.34	(2,136)	25.70
Forfeited/expired/cancelled	(3,567)	32.19	(635)	35.83	(644)	38.89
Outstanding at Year end	2,716	$29.16	6,290	$30.58	6,876	$29.13
Options exercisable at Year end	2,581	$29.03	5,980	$30.54	5,696	$28.90
Aggregate intrinsic value of options exercised during the year	$ 33		$ 546		$48,794	

The aggregate intrinsic value is calculated as the difference between the market price of the Company's common stock as of the end of the period and the exercise price of the underlying options. The weighted average grant date fair value of options granted during the years 2008 and 2007 was $9.48 and $23.14, respectively.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2009 (share amounts in thousands):

Range of Exercise Prices	Options Outstanding				Options Exercisable		
	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00 to $20.00	479	$10.33	$3,390	2.8	479	$10.33	$3,390
20.01 to 26.00	622	24.65	—	3.6	622	24.65	—
26.01 to 32.00	535	28.85	—	2.9	426	29.08	—
32.01 to 50.00	894	36.77	—	3.8	868	36.48	—
50.01 to 97.34	186	56.98	—	1.5	186	56.98	—
Total	2,716	$29.16	$3,390	3.3	2,581	$29.03	$3,390

3. BUSINESS COMBINATIONS

The following table summarizes the Company's business combinations completed from January 1, 2007 through December 31, 2009. Although none of the following acquisitions were considered to be a significant subsidiary, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions are as follows:

Acquired Business	Acquisition Date	Business Segment
CinCHouse LLC	July 28, 2009	Internet Advertising & Fees
China HR.com Holdings Ltd.	October 8, 2008	Careers — International
Trovix Inc.	July 31, 2008	Careers — North America
Affinity Labs Inc.	January 3, 2008	Internet Advertising & Fees
Arbeidskamerater AS (Norway)	January 10, 2007	Careers — International

On July 28, 2009, the Company's Internet Advertising & Fees segment purchased CinCHouse LLC, a business that provides a social networking site for women in the military and military spouses. Consideration for the acquisition was $600, of which $300 was paid in cash in the third quarter of 2009 with the remaining consideration to be paid in future periods.

On October 8, 2008, the Company's Careers — International segment completed its acquisition of the remaining 55.6% ownership interest in ChinaHR not already owned by the Company. ChinaHR is a leading recruitment website in the People's Republic of China and provides online recruiting, campus recruiting and other human resource solutions. Consideration for the acquisition was approximately $166,641 in cash, net of cash acquired. The Company recorded $243,247 of goodwill, $16,456 of intangible assets, $4,568 of property and equipment, $4,192 of receivables, $1,074 of other assets, $963 of deferred tax liability, net, $8,281 of deferred revenue, $25,917 for transactional and acquired liabilities and $893 of short-term credit facility debt. The Company also consolidated its ChinaHR related assets of $41,588 in investment in unconsolidated affiliates and $25,254 in notes and interest receivable (recorded in Other Assets prior to consolidation of ChinaHR) into the purchase accounting for ChinaHR. The goodwill recorded in connection with the acquisition is not deductible for tax purposes.

On July 31, 2008, the Company's Careers — North America segment purchased Trovix Inc., a business that provides career-related products and services that utilize advanced search technology focusing on key attributes such as skills, work history and education. Consideration for the acquisition was approximately $64,290 in cash, net of cash acquired. The Company recorded $55,482 of goodwill, $3,902 of deferred tax assets, $1,421 of receivables, $6,475 of purchased technology, $545 of property and equipment, $115 of other assets and $3,650 for transactional and acquired liabilities. The goodwill recorded in connection with the acquisition is not deductible for tax purposes. The Company also placed $3,437 into escrow related to future compensation for the former owners, which is being amortized as compensation expense over the service period.

On January 3, 2008, the Company's Internet Advertising & Fees segment purchased Affinity Labs Inc., a business that operates a portfolio of professional and vocational communities for people entering, advancing and networking in certain occupations including law enforcement, healthcare, education, government and technology. Consideration for the acquisition was $61,567 in cash, net of cash acquired. The Company recorded $56,259 of goodwill, $2,563 of deferred tax assets, $1,251 of receivables, $2,500 of intangible assets, $183 of property and equipment, $22 of other assets and $1,211 of liabilities. The goodwill recorded in connection with the acquisition is not deductible for tax purposes.

On January 10, 2007, the Company's Careers — International segment purchased Arbeidskamerater AS ("AAS"), a Norwegian online career sales company, founded in 2004 as a sales agent for Monster in Norway. The acquisition of AAS has enabled Monster to expand within the growing Norwegian online career market. Consideration for the acquisition was $1,654, net of cash acquired, and the Company recorded $1,777 of goodwill. None of the goodwill recorded in connection with the acquisition is deductible for tax purposes.

The Company is not including pro forma financial information as acquisitions completed during the years 2007 through 2009 were not considered to be significant subsidiaries, either individually or in the aggregate.

4. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in goodwill by reportable segment are as follows:

	Careers-North America	Career-International	Internet Advertising and Fees	Total
January 1, 2008	$346,505	$174,095	$ 94,734	$615,334
Additions and adjustments	56,725	236,483	58,370	351,578
Currency translation	—	(72,353)	(13)	(72,366)
December 31, 2008	$403,230	$338,225	$153,091	$894,546
Additions and adjustments	(1,280)	5,886	(1,508)	3,098
Currency translation	—	28,107	7	28,114
December 31, 2009	$401,950	$372,218	$151,590	$925,758

The Company's intangible assets consisted of the following:

	December 31, 2009		December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period (Years)
Trademarks/Inter net domains	$13,777	$ —	$13,332	$ —	Indefinite lived
Customer relationships	57,573	35,452	54,524	27,900	5 to 30
Acquired Technology	6,975	2,035	6,975	640	3 to 5
Non-compete agreements	4,499	1,684	4,355	575	2 to 6
Other	4,319	4,109	6,156	3,892	4 to 10
Total	$87,143	$43,280	$85,342	$33,007	

The Company recorded amortization expense of $9,416, $6,790, and $5,701 on its intangible assets for the years ended December 31, 2009, 2008 and 2007, respectively. Based on the carrying value of identified intangible assets recorded as of December 31, 2009, and assuming no subsequent impairment of the underlying assets, the estimated annual amortization expense is as follows:

	2010	2011	2012	2013	2014
Estimated amortization expense	$8,217	$7,649	$6,301	$4,534	$3,385

5. PROPERTY AND EQUIPMENT, NET

	December 31,	
	2009	2008
Capitalized software costs	$190,454	$169,497
Furniture and equipment	30,128	30,500
Leasehold improvements	31,803	30,265
Computer and communications equipment	173,720	165,198
	426,105	395,460
Less: accumulated depreciation	282,378	234,178
Property and equipment, net	$143,727	$161,282

At December 31, 2009 and 2008, property and equipment included equipment financed with capital leases with a cost of $19,392 and $19,401, respectively, and accumulated depreciation of $19,331 and $19,116, respectively. Depreciation expense was $59,117, $51,230 and $38,207 for the years ended December 31, 2009, 2008 and 2007, respectively.

6. FAIR VALUE MEASUREMENT

The Company values its assets and liabilities using the methods of fair-value as described in ASC 820 (formerly SFAS 157). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Level 1 is defined as observable inputs such as quoted prices in active markets; Level 2 is defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counter-party credit risk in its assessment of fair value. The Company has certain assets and liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States. These assets include cash equivalents, available-for-sale securities, the UBS AG and affiliates (collectively, "UBS") put option (as discussed in Note 7) and lease exit liabilities. The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$91,246	$ —	$ —	$ 91,246
Bank time deposits	—	37,474	—	37,474
Commercial paper	—	86,537	—	86,537
Government bonds foreign	—	11,795	—	11,795
Tax exempt auction rate securities (See Note 7)	—	—	23,560	23,560
UBS put option (See Note 7)	—	—	138	138
Total Assets	$91,246	$135,806	$23,698	$250,750
Liabilities:				
Lease exit liabilities	$ —	$ —	$25,112	$ 25,112
Total Liabilities	$ —	$ —	$25,112	$ 25,112

The lease exit liabilities relate to vacated facilities associated with previous discontinued operations and realignment activities of the Company. The fair value of the Company's lease exit liabilities within the Level 3 classification is based on a discounted cash flow model over the remaining term of the leased property.

The changes in the fair value of the Level 3 assets are as follows:

	Tax Exempt Auction Rate Bonds
Balance, December 31, 2008	$ 90,347
Redemptions/settlements of auction rate securities (See Note 7)	(62,076)
Reversal of unrealized loss in other comprehensive income	1,603
Realized losses included in interest and other, net	(4,824)
Unrealized loss included in interest and other, net	(1,490)
Balance, December 31, 2009	$ 23,560

	UBS Put Option
Balance, December 31, 2008	$ —
Unrealized gain included in interest and other, net	138
Balance, December 31, 2009	$138

	Lease Exit Liability
Balance, December 31, 2008*	$ —
Transfers into Level 3	25,112
Balance, December 31, 2009	$25,112

* Prior to the effective date of ASC 820.

The carrying value for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt relates to borrowings under its credit facility and term loan (see Note 11), which approximates fair value due to market interest rates

7. INVESTMENTS

Marketable Securities

As of December 31, 2009, the Company held $25,050 (at par and cost value) of investments in auction rate securities. These securities are variable-rate debt instruments whose underlying agreements have contractual maturities of up to 28 years that have been issued by state-related higher-education agencies and are collateralized by student loans guaranteed by the U.S. Department of Education. These auction rate securities were intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, usually every 35 days, allowing investors to either roll over their holdings or gain immediate liquidity by selling such auction rate securities at par. Since mid-February 2008, liquidity issues in the global credit markets have resulted in the failure of auctions representing all of the Company's auction rate securities, as the amount of securities submitted for sale in those auctions exceeded the amount of bids. The funds associated with failed auctions will not be accessible until a successful auction occurs, a buyer is found outside of the auction process, the issuers redeem their bonds or the bonds mature according to contractual terms. As a result of the persistent failed auctions, and the uncertainty of when these investments could be successfully liquidated at par, the Company has classified all of its investments in auction rate bonds as available-for-sale securities, which are recorded as non-current marketable securities (with the exception of the $8,300 par value auction rate securities marketed and sold by UBS as of December 31, 2009, see below) in the consolidated balance sheets as of December 31, 2009 and December 31, 2008. Typically, when auctions are successful, the fair value of auction rate securities approximates par value due to the frequent interest rate resets.

During 2009, the Company redeemed certain of their auction rate securities entirely at par. Additionally, in November 2009, the Company entered into a settlement agreement with RBC Capital Markets Corporation ("RBC") with respect to auction rate securities purchased from RBC. Pursuant to the terms of the settlement agreement, RBC immediately repurchased the subject auction rate securities from the Company at a certain discount to their par value. The Company will receive certain additional monies from RBC if, within a certain time period of the date of the execution of the settlement agreement, any of the auction rate securities still held by RBC are redeemed or refinanced by the issuer for sums higher than the amounts RBC paid the Company to repurchase such auction rate securities. As part of the settlement agreement, the Company dismissed its lawsuit against RBC and released claims related to RBC's sale of the auction rate securities to the Company. Accordingly, the Company recorded a realized loss of $4,824 in the fourth quarter of 2009 relating to the settlement with RBC which was reflected in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009.

While the Company continues to earn interest on its auction rate securities at the maximum contractual rate (which was a blended rate of 0.66% at December 31, 2009) and there has been no payment default with respect to such securities, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, the estimated fair value of these auction rate securities no longer approximates par value. To estimate the fair value of these auction rate securities, the Company uses third party valuation and other available market observables that considered, among other factors, (a) the credit quality of the underlying collateral (typically student loans); (b) the financial strength of the counterparties (typically state related higher education agencies) and the guarantors (including the U.S. Department of Education); (c) an estimate of when the next successful auction date will occur; and (d) the formula applicable to each security which defines the interest rate paid to investors in the event of a failed auction, forward projections of the interest rate benchmarks specified in such formulas, a tax exempt discount margin for the cash flow discount and all applicable embedded options such as the put, call and sinking fund features.

The Company also used available data sources for market observables, which were primarily derived from third party research provided by or available from well-recognized research entities and sources. To the extent market observables were not available as of the valuation date, a statistical model was used to project the variables based on the historical data and in cases where historical data was not available comparable securities or a benchmark index was identified and used for estimation. When comparable securities or a benchmark index were not available, industrial averages were used or standard assumptions based on industry practices were used.

Based on these valuations, we wrote down the auction rate securities with an original par value and cost of $25,050 to an estimated fair value of $23,560 as of December 31, 2009. The write-down of these securities resulted in an unrealized loss of $1,490, reported in interest and other, net in the consolidated statement of operations for the fiscal year ended December 31, 2009 due to the impairment being other-than-temporary. For the year ended December 31, 2008, the Company recorded an unrealized loss relating to all auction rate securities (with the exception of the auction rate securities marketed and sold by UBS, see below), which was reflected in accumulated other comprehensive income. The Company recorded this loss in other comprehensive income in 2008 as the Company then deemed the losses to be a temporary impairment because the Company did not intend to sell the securities and it was not more likely than not that the Company would be required to sell the securities before recovery of the amortized cost basis. As a result of the settlement with RBC, the Company no longer classifies losses on the remaining auction rate securities as temporary and, accordingly, all losses are reflected in the consolidated statement of operations. The instability in the credit markets may affect the Company's ability to liquidate these auction rate securities in the short term. The Company believes that the failed auctions experienced to date are not a result of the deterioration of the underlying credit quality of the securities. The Company will continue to evaluate the fair value of its investments in auction rate securities each reporting period.

Included in the Company's auction rate securities portfolio are approximately $8,300 of auction rate securities which were marketed and sold by UBS. On November 11, 2008, the Company accepted a settlement with UBS pursuant to which UBS issued to the Company Series C-2 Auction Rate Securities Rights (the "ARS Rights"). The ARS Rights provide the Company the right to receive the par value of our UBS-brokered auction rate securities plus accrued but unpaid interest. The settlement provides that the Company may require UBS to purchase its UBS-brokered auction rate securities at par value at any time between June 30, 2010 and July 2, 2012. The ARS Rights are not transferable, tradable or marginable, and will not be listed or quoted on any securities exchange or any electronic communications network. As part of the settlement, UBS agrees to provide loans through June 30, 2010 up to 75% of the market value, as determined by UBS, of the UBS-brokered auction rate securities which the Company will pledge as collateral. The interest rates for such UBS loans will be equivalent to the interest rate we earn on our UBS-brokered auction rate securities. Accordingly, the Company has recorded the unrealized losses of $150 as a charge to interest and other in the consolidated statement of operations for the fiscal year ended December 31, 2009 due to the impairment being other-than-temporary. Since the Company may require UBS to purchase its UBS-brokered auction rate securities at par value at any time beginning on June 30, 2010, the Company has classified the fair value of these UBS-brokered auction rate securities as current in the consolidated balance sheet as of December 31, 2009.

The ARS Rights represent a firm agreement in accordance with ASC 815 (formerly SFAS 133, *Accounting for Derivative and Hedging Activities*). The enforceability of the ARS Rights results in the creation of an asset akin to a put option, which is a free standing asset separate from the UBS-brokered auction rate securities. We valued the put option using a discounted cash flow model with the following key assumptions: (a) contractual interest on the underlying UBS-brokered auction rate securities continues to be received, (b) discount rates ranging from 1.88% to 2.10%, which incorporates a spread for credit, liquidity, downgrade and default risks and (c) the Company selects the optimal exercise between June 30, 2010 and July 2, 2012. This discounted cash flow model valued the put option as of December 31, 2009 at $138, which was recorded as a non-current asset in the consolidated balance sheet as of December 31, 2009 with the corresponding credit to interest and other in the consolidated statement of operations for the fiscal year ended December 31, 2009. The put option does not meet the definition of a derivative instrument under ASC 815 because the terms of the put option do not provide for net settlement, as the Company must tender the auction rate securities to receive the settlement and the auction rate securities are not readily convertible to cash. Therefore, the Company has elected to measure the put option at fair value under ASC 825, *Financial Instruments* (formerly SFAS 159, *The Fair Value Option for Financial Assets and Liabilities*), which permits an entity to elect the fair value option for recognized financial assets, in order to match the changes in the fair value of the auction rate securities. As a result, unrealized gains and losses from changes in fair value will be included in earnings in future periods.

The Company's available-for-sale investments reported as current and non-current marketable securities as of December 31, 2009 are as follows:

	Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
Current				
Bank time deposits	$ 1,109	$ —	$—	$ 1,109
Tax-exempt auction rate bonds	8,300	150	—	8,150
Total	$ 9,409	$ 150	$—	$ 9,259
Non-current				
Tax-exempt auction rate bonds	$16,750	$1,340	$—	$15,410
Total	$16,750	$1,340	$—	$15,410

The Company reviews impairments associated with the above to determine the classification of the impairment as "temporary" or "other-than-temporary" in accordance with ASC 320 (formerly FASB Staff Position Nos. SFAS 115-1 and 124-1, *The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investment and FSP 115-1 and 124-2*). A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of stockholders' equity. Such an unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as other-than-temporary. As of December 31, 2009, the Company believes that all of the impairment of its auction rate securities investments is other-than-temporary. The factors evaluated to differentiate between temporary and other-than-temporary include the security's projected future cash flows, credit ratings actions and assessment of the credit quality of the underlying collateral as well as the Company's intent to sell the security or whether it is more likely than not the Company will be required to sell the security before its anticipated recovery of the amortized costs basis. While the recent auction failures may limit the Company's future ability to liquidate these investments, the Company does not believe the auction failures will materially impact its ability to fund its working capital needs, capital expenditures, stock repurchases, acquisitions or other business requirements.

Equity Investments

The Company accounts for investments with non-controlling interests using the equity method of accounting, recording its owned percentage of the investment's net results of operations in loss in equity interests, net, in the Company's consolidated statement of operations. Such losses reduce the carrying value of the Company's investment and gains increase the carrying value of the Company's investment. Dividends paid by the equity investee reduce the carrying amount of the Company's investment.

In February 2005, the Company acquired a 40% interest in ChinaHR for consideration of $50,000 in cash. In March 2006, the Company increased its ownership interest in ChinaHR to 44.4% by acquiring an additional 4.4% interest from ChinaHR shareholders, for cash consideration of $19,936. ChinaHR is a leading recruitment website in the People's Republic of China and provides online recruiting, campus recruiting and other human resource solutions. As a result of its investment, the Company had the right to occupy three of seven seats on ChinaHR's Board of Directors.

In March 2006, the Company entered into a loan agreement with ChinaHR, whereby the Company had agreed to advance ChinaHR up to an aggregate of $20,000. Interest on the loans were assessed at the average one-month U.S. Dollar LIBOR rate plus 1% and was payable quarterly, in arrears. The credit facility provided that any advances were due and payable in full on the maturity date, which was the earliest of March 2011 or the consummation of an initial public offering of securities by ChinaHR. At December 31, 2007, the total amount outstanding under the credit facility was $20,000. On January 30, 2008, the Company entered into a separate loan agreement with ChinaHR, whereby the Company agreed to advance ChinaHR up to an aggregate of $5,000. Prior to October 8, 2008, the Company advanced an additional $5,000 to ChinaHR bringing the total amount outstanding under the credit facilities to $25,000, which was recorded as a component of other assets on the consolidated balance sheet.

On October 8, 2008, the Company completed its acquisition of the remaining 55.6% ownership interest in ChinaHR not already owned for $174,000 in cash ($166,641, net of cash acquired) and the conversion of the $25,000 credit facility noted above into ChinaHR equity. See Note 3 for additional details on the ChinaHR business combination. Accordingly, as of October 8, 2008, the Company has consolidated ChinaHR's results.

The Company has a 25% equity investment in a company located in Finland related to a business combination completed in 2001. The Company received a dividend of $763 in the second quarter of 2009 for this investment. The carrying value of the investment was $221 as of December 31, 2009 and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates.

In the fourth quarter of 2008, the Company acquired a 50% equity interest in a company located in Australia. The total investment made during the fourth quarter of 2008 was $1,414. During the fiscal year ended December 31, 2009, the Company expended an additional $6,299 for additional working capital requirements relating to the Australian investment. The carrying value of the investment was $323 as of December 31, 2009 and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates. The condensed balance sheet for the Australian investment as of December 31, 2009 and the statement of operations for twelve months ended December 31, 2009 are presented below:

	December 31, 2009
Current assets	$3,423
Non-current assets	—
Total assets	3,423
Current liabilities	3,044
Non-current liabilities	—
Total liabilities	$3,044

	Year Ended December 31, 2009
Revenue	$ 8,925
Loss from continuing operations	(14,427)
Net loss	$(14,322)

Income and loss in equity interests, net are as follows by equity investment:

	Years Ended December 31,		
	2009	2008	2007
ChinaHR (Until acquired October 8, 2008)	$ —	$(8,337)	$(9,627)
Finland	194	928	1,329
Australia	(4,511)	(430)	
Loss in equity interests, net	$(4,317)	$(7,839)	$(8,298)

8. FINANCIAL DERIVATIVE INSTRUMENTS

The Company uses forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans and non-functional currency inter-company accounts receivable.

The fair value gain (loss) position (recorded in interest and other in the consolidated statements of operations) of our derivatives at December 31, 2009 and December 31, 2008 are as follows:

	December 31, 2009		
	Notional Balance	Maturity Date	Prepaid Expenses
Designated as Hedges under ASC 815			
None	—	—	—
Not Designated as Hedges under ASC 815			
Foreign currency exchange forwards	$21,864 consisting of 10 different currency pairs	January — April 2010	$77
Total Derivative Instruments			$77

	December 31, 2008		Accrued
	Notional Balance	Maturity Date	Expenses
Designated as Hedges under ASC 815			
None	—	—	—
Not Designated as Hedges under ASC 815			
Foreign currency exchange forwards	$ 33,200 consisting of 3 different currency pairs	January 2009	$(100)
Total Derivative Instruments			$(100)

During the twelve months ended December 31, 2009, net gains of $39 from realized net gains and changes in the fair value of our forward contracts, were recognized in other income in the consolidated statement of operations.

9. RESTRUCTURING AND OTHER SPECIAL CHARGES

On July 30, 2007, the Company announced a strategic restructuring plan intended to position the Company for sustainable long-term growth in the rapidly evolving global online recruitment and advertising industry. The restructuring plan was originally designed to reduce the Company's workforce by approximately 800 associates. Subsequent to the announcement of this plan, the Company identified approximately 100 associates in the customer service function who will be staying with the Company. Through June 30, 2009, when all the initiatives relating to the 2007 restructuring program were complete, the Company had notified or terminated approximately 700 associates and approximately 140 associates had voluntarily left the Company. These initiatives were introduced to reduce the growth rate of operating expenses and provide funding for investments in new product development and innovation, enhanced technology, global advertising campaigns and selective sales force expansion. Since the inception of the 2007 restructuring program through the completion of the program in the second quarter of 2009, the Company has incurred $49,109 of restructuring expenses. The Company will not incur any new charges in the future relating to this program.

Restructuring and other special charges and related liability balances were as follows:

	Workforce Reduction	Fixed Asset Write-Offs	Consolidation of Office Facilities	Other Costs and Professional Fees	Total
December 31, 2007	$ 6,226	$ —	$ 459	$ 505	$ 7,190
2008 expense	11,079	3,695	1,130	503	16,407
Cash payments	(13,394)		(720)	(907)	(15,021)
Non-cash payments	(1,162)	(3,695)	—	—	(4,857)
December 31, 2008	2,749	—	869	101	3,719
2009 expense	7,731	4,721	2,876	777	16,105
Cash payments	(8,604)		(1,763)	(641)	(11,008)
Non-cash payments		(4,721)			(4,721)
December 31, 2009	$ 1,876	$ —	$ 1,982	$ 237	$ 4,095

10. DISCONTINUED OPERATIONS

During the second quarter of 2008, the Company decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the historical results of Tickle as a component of discontinued operations. The Company's decision was based upon Tickle's product offerings, which no longer fit the Company's long-term strategic growth plans, and Tickle's lack of profitability. Tickle's results for the year ended December 31, 2008 included the write-down of $13,201 of long-lived assets, an income tax benefit of $29,836 and a net loss of $6,331 from its operations. The income tax benefit included $25,981 of current tax benefits for current period operating losses and tax losses incurred upon Tickle's discontinuance and $3,855 of deferred tax benefits for the reversal of deferred tax liabilities on long-term assets. The Company incurred losses net of tax related to Tickle of $2,935 for the year ended December 31, 2007.

The operations of the Company's disposed businesses have been segregated from continuing operations and are reflected as discontinued operations in each period's consolidated statement of operations as follows:

(Dollars in thousands)	Years Ended December 31, 2009	2008	2007
Revenue	$—	$ 6,470	$27,505
Loss before income taxes	—	(6,331)	(6,027)
Income tax benefit	—	(2,501)	(2,331)
Loss from discontinued operations, net of tax	—	(3,830)	(3,696)
Pre-tax loss on Sale or disposal of discontinued operations	—	(13,201)	—
Income tax benefit	—	(27,335)	—
Gain on sale or disposal of business, net of tax	—	14,134	—
Income (loss) from discontinued operations, net of tax	$—	$ 10,304	$(3,696)

The provision for income taxes reported in discontinued operations differs for the year ended December 31, 2008 from the tax benefit computed at the Company's federal statutory income tax rate primarily as a result of the loss on investment.

11. FINANCING AGREEMENT

In December 2007, the Company entered into a senior unsecured revolving credit facility that provided for maximum borrowings of $250,000. On August 31, 2009 (the "Amendment Closing Date"), with the objective of availing itself of the benefits of an improved credit market in an ongoing unstable macroeconomic environment, the Company amended certain terms and increased its borrowing capability under its existing credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement maintains the Company's existing $250,000 revolving credit facility and provides for a new $50,000 term loan facility, providing for a total of $300,000 in credit available to the Company. The revolving credit facility and the term loan facility each mature on December 21, 2012. The term loan is subject to annual amortization of principal with $5,000 payable on each anniversary of the Amendment Closing Date and the remaining $35,000 due at maturity.

The Amended Credit Agreement provides for increases in the interest rates applicable to borrowings and increases in certain fees. Borrowings under the Amended Credit Agreement will bear interest at a rate equal to (i) LIBOR plus a margin ranging from 300 basis points to 400 basis points depending on the Company's ratio of consolidated funded debt to trailing four-quarter consolidated earnings before interest, taxes, depreciation and amortization (the "Consolidated Leverage Ratio") as defined in Amended Credit Agreement or (ii) for Dollar-denominated loans only, and upon the Company's election, the sum of (A) the highest of (1) the credit facility's administrative agent's prime rate, (2) the sum of 0.50% plus the overnight federal funds rate on such day or (3) subject to certain exceptions, the sum of 1.00% plus the 1-month LIBOR rate, plus (B) a margin ranging from 200 basis points to 300 basis points depending on the Company's Consolidated Leverage Ratio. In addition, the Company will be required to pay the following fees: (i) a fee on all outstanding amounts of letters of credit at a rate per annum ranging from 300 basis points to 400 basis points (which rate is based on the Consolidated Leverage Ratio); and (ii) a commitment fee on the unused portion of the revolving credit facility at a rate per annum ranging from 50 basis points to 75 basis points (which rate is based on the Consolidated Leverage Ratio). The Company is no longer required to pay a utilization fee on outstanding loans and letters of credit under any circumstances.

The Amended Credit Agreement also increased the maximum permitted Consolidated Leverage Ratio to: (a) 3.50:1.00 for the period beginning on August 31, 2009 and ending on September 29, 2010; (b) 3.00:1.00 for the period beginning on September 30, 2010 and ending on September 29, 2011; and (c) 2.75:1.00 beginning on September 30, 2011 and any time thereafter. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The Amended Credit Agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its common stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others, lend funds to affiliated companies and contains requirements regarding the maintenance of certain financial statement amounts and ratios, all as defined in the Amended Credit Agreement. As of December 31, 2009, the Company was in full compliance with its covenants.

Also on the Amendment Closing Date, the Company entered into the U.S. Pledge Agreement which along with subsequent separate pledge agreements shall cause the obligations under the Amended Credit Agreement to be secured by a pledge of: (a) all of the equity interests of the Company's domestic subsidiaries (other than certain specified inactive subsidiaries) and (b) 65% of the equity interests of each first-tier material foreign subsidiary of the Company.

At December 31, 2009, the utilized portion of this credit facility was $50,000 in borrowings on the term loan facility, no borrowings on the revolving credit facility and $1,604 for standby letters of credit. The portion of the borrowings on the term loan that is due within one year, which represents $5,000 of the total borrowings, is classified as short-term on the consolidated balance sheet as of December 31, 2009 and the remaining borrowings on the term loan of $45,000 is classified as long-term. As of December 31, 2008, the $50,000 outstanding on the revolving credit facility was classified as short-term on the consolidated balance sheet due to the Company's intention to pay-down this balance within one year. As of December 31, 2009, $248,396 was unused on the Company's revolving credit facility. At December 31, 2009, the one month US Dollar LIBOR rate, the credit facility's administrative agent's prime rate, and the overnight federal funds rate were 0.23%, 3.25% and 0.05%, respectively. As of December 31, 2009, the Company used the one month US Dollar LIBOR rate for the interest rate on these term loan borrowings with an interest rate of 3.24%. In January 2010, the Company received a technical amendment to the permitted investments section of the Amended Credit Agreement to accommodate the particular legal structure of the acquisition of the HotJobs business. (see Note 19).

The Company's ChinaHR subsidiary had entered into two unsecured uncommitted revolving credit facilities guaranteed by the Company that provided for maximum borrowings of $14,802. As of December 31, 2009 and 2008, the utilized portion of these credit facilities was $0 and $4,971, respectively. As of December 31, 2009, both unsecured uncommitted revolving credit facilities were cancelled.

12. SUPPLEMENTAL CASH FLOW AND BALANCE SHEET INFORMATION

	Years Ended December 31,		
	2009	2008	2007
Interest paid	$ 4,030	$ 3,249	$ 2,318
Income tax (refunded) paid, net	$(27,908)	$29,127	$69,599

Non-cash investing and financing activities are as follows:

	Years Ended December 31,		
	2009	2008	2007
Fair value of assets acquired	$ 600	$327,252	$3,767
Less: Liabilities assumed	—	(26,343)	(323)
Liabilities created in connection with business combinations	(300)	(8,073)	(895)
Payments for acquisitions and intangible assets, net of cash acquired	$ 300	$292,836	$2,549

The following are a component of accrued expenses and other current liabilities:

	December 31,	
	2009	2008
Accrued salaries, benefits, commissions, bonuses and payroll taxes	$58,670	$83,785

13. STOCKHOLDERS' EQUITY

Common and Class B Common Stock

The Company had two classes of stock, common stock and Class B common stock, which were identical except that each share of Class B common stock was entitled to ten votes and was convertible, at any time, at the option of the stockholder into one share of common stock. On November 6, 2008, Andrew J. McKelvey, the Company's former Chief Executive Officer, converted all of the issued and outstanding Class B common stock into an equal number of shares of common stock. As a result, there are no shares of Class B common stock outstanding.

Share Repurchase Plan

In November 2005, the Board of Directors authorized the Company to purchase up to $100,000 of shares of its common stock. The November 2005 share repurchase plan was utilized fully during 2007. In September 2007, the Board of Directors authorized the Company to purchase up to an additional $250,000 of shares of its common stock. In October 2007, the Board of Directors authorized the Company to purchase an additional $100,000 of shares of its common stock under the share repurchase plan. In January 2008, the Board of Directors authorized the Company to purchase an additional $100,000 of shares of its common stock under the share repurchase plan. From inception through December 31, 2009, under the authorized repurchase plan, the Company repurchased 13,794,012 shares of its common stock for an aggregate purchase price of $423,577.

All repurchase plan authorizations expired on January 30, 2009 and accordingly, the Company did not have authorization to purchase any shares of its common stock as of December 31, 2009 and did not repurchase any shares of its common stock during 2009. The Company also withheld 483 shares valued at $4,571 during the year ended December 31, 2009 to satisfy withholding obligations upon the vesting of employee stock awards.

Equity Plans

In January 1996, the Company's Board of Directors adopted the 1996 Employee Stock Option Plan and a stock option plan for non-employee directors (the "1996 Plans"). The employee stock option plan provided for the issuance of both incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonqualified stock options. Options granted for non-employee directors did not qualify as incentive stock options within the meaning of Section 422 of the Code.

In June 1999, the Company's stockholders approved the adoption of a long-term incentive plan (the "1999 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards may be granted. Following the adoption of the 1999 Plan, no options are available for future grants under the 1996 Plans. Stock options granted under the 1999 Plan may be incentive stock options and nonqualified stock options within the meaning of the Code.

In June 2008, the Company's stockholders approved the adoption of a long-term incentive plan (the "2008 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards may be granted. Following the adoption of the 2008 Plan, no options are available for future grants under the 1999 Plan. Stock options granted under the 2008 Plan may be incentive stock options and nonqualified stock options within the meaning of the Code.

The total number of shares of the Company's common stock that may be granted under the 1999 Plan is the sum of 30,000,000 and the number of shares that would have been available for new awards under the 1996 Plans if they were still in effect. At December 31, 2009, approximately 2,581 options were exercisable and 6,936 shares were available for future grants.

See Note 2 for activity related to the Company's equity plans.

14. INCOME TAXES

The components of income from continuing operations before income taxes and loss in equity interests are as follows:

	Years Ended December 31,		
	2009	2008	2007
Domestic	$(39,480)	$ 57,694	$159,019
Foreign	24,841	129,544	85,835
(Loss) income from continuing operations before income taxes and loss in equity interests	$(14,639)	$187,238	$244,854

Income taxes relating to the Company's continuing operations are as follows:

	Years Ended December 31,		
	2009	2008	2007
Current income taxes:			
U.S. Federal	$(45,090)	$31,066	$63,360
State and local	(6,747)	4,614	12,334
Foreign	12,765	21,800	16,226
Total current income taxes	(39,072)	57,480	91,920
Deferred income taxes:			
U.S. Federal	22,195	4,025	(8,570)
State and local	133	1,215	(1,817)
Foreign	(21,139)	2,190	4,928
Total deferred income taxes	1,189	7,430	(5,459)
Income taxes	$(37,883)	$64,910	$86,461

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Allowance for doubtful accounts	$ 2,554	$ 4,778
Accrued expenses and other liabilities	12,503	24,319
Accrued business reorganization costs	3,374	3,692
Tax loss carry-forwards	70,032	41,408
Tax credits	23,428	5,397
Non-cash stock based compensation expense	11,399	14,586
Valuation allowance	(27,875)	(29,028)
Deferred tax assets	95,415	65,152
Deferred tax liabilities:		
Branch Operations	(21,647)	0
Property and equipment	(22,558)	(14,378)
Intangibles	(62,366)	(50,393)
Deferred tax liabilities	(106,571)	(64,771)
Net deferred tax (liabilities) assets	$ (11,156)	$ 381

As of December 31, 2009 and 2008, net current deferred tax assets were $8,500 and $14,388 respectively, net current deferred tax liabilities were $803 and $0, respectively, net non-current deferred tax assets were $32,646 and $10,651, respectively and net non-current deferred tax liabilities were $51,499 and $24,658, respectively.

In 2009, the Company incurred a U.S. Federal net operating tax loss which it expects to carry back. At December 31, 2009, the Company has certain U.S. Federal net operating losses that cannot be carried back of approximately $31,400 which expire in stages beginning in 2020. The losses are subject to an annual limitation on utilization. The Company has a capital loss carryover of $6,400 that expires in 2015. The Company has foreign tax credit carryovers of $23,428 that expire in stages beginning in 2018. The Company has net operating loss carry-forwards in various foreign countries around the world of approximately $315,381 of which approximately $227,965 have no expiration date and $87,416 expire in stages in years 2010 through 2024.

Realization of the Company's net deferred tax assets is dependant upon the Company generating sufficient taxable income in future years in the appropriate tax jurisdictions to obtain a benefit from the reversal of deductible temporary differences and from tax loss carry-forwards. In assessing the need for a valuation allowance, the Company has considered all positive and negative evidence including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. The Company has concluded that it is more likely than not that certain deferred tax assets cannot be used in the foreseeable future, principally net operating losses in certain foreign jurisdictions and capital loss carryovers. Accordingly, a valuation allowance has been established for these tax benefits. The income tax provision was increased by $3,251 in 2009 due to valuation allowances.

The Company's income taxes payable for Federal and state income taxes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued upon the exercise and the option price, tax effected. The net tax benefits from employee stock option transactions for the years ended December 31, 2009, 2008 and 2007 were $12, $1,007 and $14,601, respectively.

Income taxes related to the Company's income from continuing operations before loss in equity interests differ from the amount computed using the Federal statutory income tax rate as follows:

	Years Ended December 31,		
	2009	2008	2007
Income taxes at Federal statutory rate	$ (5,124)	$65,533	$85,699
State income taxes, net of Federal income tax effect	(1,949)	3,869	7,911
Tax exempt interest income	(271)	(2,203)	(8,021)
Effect of foreign operations	(1,090)	(5,228)	(3,542)
Change in valuation allowance	3,251	(3,554)	(1,261)
Reversals of accrued income tax	(33,022)	(1,738)	
Interest expense on tax liabilities, net of reversals	(2,165)	3,552	4,115
Other non-deductible expenses	2,487	4,679	1,560
Income taxes	$(37,883)	$64,910	$86,461

In 2009, the Company repatriated approximately $16,000 of cash from its subsidiary in South Korea. The tax effect has been provided for in the 2009 tax provision. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. The Company plans to utilize these undistributed earnings to finance expansion and operating requirements of subsidiaries outside of the United States. Such earnings will continue to be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or a U.S. affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings. The Company estimates its undistributed foreign earnings are approximately $106,175.

On January 1, 2007, the Company adopted certain provisions of ASC 740, "Income Taxes" (previously reported as Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*"), which established a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. Upon adoption on January 1, 2007, the Company increased its existing liabilities for uncertain tax positions by $3,125. This increase was recorded as a cumulative effect adjustment to the Company's opening accumulated deficit.

As of December 31, 2009 and December 31, 2008, the Company has recorded a liability of $87,343 and $119,951, respectively, which includes unrecognized tax benefits of $65,306 and $94,715, respectively, and estimated accrued interest and penalties of $22,037 and $25,236, respectively. In addition for the years ended December 31, 2009 and December 31, 2008, the Company has reduced its recorded deferred tax assets by $38,936 and $35,169, respectively, due to unrecognized tax benefits which would otherwise give rise to a deferred tax asset. Interest and penalties related to underpayment of income taxes are classified as a component of income tax expense in the consolidated statement of operations. Total interest expense on unrecognized tax benefits included in the 2009 and 2008 income tax provision in the statement of operations were $5,780 and $6,110, respectively. 2009 interest expense was recorded net of a reversal of prior years' interest and penalties of $8,979, due to expiration of statutes of limitations. The net of tax effect of interest, penalties and reversals thereof was a benefit of $2,165 and a charge of $3,552 in the fiscal years ended December 31, 2009 and 2008, respectively.

A reconciliation of the total amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits: January 1, 2009	$129,884
Gross increases: tax positions taken in prior periods	7,311
Gross decreases: tax positions taken in prior periods	(8,275)
Gross increases: current period tax positions	14,149
Reductions due to lapse of statute of limitations	(38,827)
Unrecognized tax benefits: December 31, 2009	$104,242

If the unrecognized tax benefits at December 31, 2009 were recognized in full, $104,242 would impact the effective tax rate.

During 2009, the Company recognized $38,827 of previously unrecognized tax benefits due to expiration of statutes of limitations, which on a net of tax basis impacted the effective tax rate by $33,022 ($26,572 of which was recorded in the third quarter of 2009 and $6,450 was recorded in the fourth quarter of 2009) and equity by $3,236. The Company also reversed accrued interest and penalties related to unrecognized tax benefits of $8,979 which on a net of tax basis impacts the effective rate by $5,687. The total benefit reflected in the effective tax rate due to recognition of previously unrecognized tax benefits and reversals of interest and penalties thereon was $38,709.

The Company conducts business globally and as a result, the Company or one or more subsidiaries is subject to U.S. federal income taxes and files income tax returns in various U.S. states and approximately 31 foreign jurisdictions. In the normal course of business, the Company is subject to tax examinations by taxing authorities including major jurisdictions such as France, Germany, Netherlands, United Kingdom, the United States as well as countries in Scandinavia, Eastern Europe and in the Asia/Pacific region. With some exceptions, the Company is generally no longer subject to examinations with respect to returns that have been filed for years prior to 2006. Tax years are generally considered closed from examinations when the statute of limitations expires. The Company estimates that it is reasonably possible that unrecorded tax benefits may be reduced by as much as zero to $10 million in the next twelve months due to expirations of statutes of limitations.

15. COMMITMENTS

Leases

The Company leases its facilities and a portion of its capital equipment under operating leases that expire at various dates. Some of the operating leases provide for increasing rents over the terms of the leases; total rent expense under these leases is recognized ratably over the initial renewal period of each lease. The following table presents future minimum lease commitments under non-cancelable operating leases and minimum rentals to be received under non-cancelable subleases at December 31, 2009:

	Operating Leases	Sublease Income
2010	$ 44,452	$ 8,308
2011	34,101	6,520
2012	28,108	5,811
2013	25,288	5,809
2014	24,782	5,802
Thereafter	65,948	23,152
Total	$222,679	$55,402

Total rent and related expenses under operating leases were $51,907, $45,446, and $34,166 for the years ended December 31, 2009, 2008 and 2007, respectively. Operating lease obligations after 2011 relate primarily to office facilities.

Consulting, Employment and Non-Compete Agreements

The Company has entered into various consulting, employment and non-compete and/or non-solicitation agreements with certain key management personnel and former owners of acquired businesses. Employment agreements with key members of management are generally at will and provide for an unspecified term and for specified notice or the payment of severance in certain circumstances

Employee Benefit Plans

The Company has a 401(k) profit-sharing plan covering all eligible employees. Through March 31, 2009, the Company provided for employer matching contributions equal to 50% of employee contributions, up to a maximum of 6% of their eligible compensation. Matching contributions were paid to participating employees in the form of the Company's common stock or cash. In April 2009, the Company temporarily suspended the matching of employee contributions. Salaries and related expenses contain $2,308, $4,686 and $4,638 of employer matching contributions for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company also has defined contribution employee benefit plans for its employees outside of the United States. The cost of these plans included in salaries and related expenses were $3,193, $2,334 and $1,626 for the years ended December 31, 2009, 2008 and 2007, respectively.

16. RELATED PARTY TRANSACTIONS

The Company previously provided office space and administrative support to the Company's former Lead Independent Director. The value of such services was approximately $40, $40, and $40 in 2009, 2008 and 2007, respectively.

17. SEGMENT AND GEOGRAPHIC DATA

The Company conducts business in three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Corporate operating expenses are not allocated to the Company's reportable segments.

Primarily resulting from the acquisition of ChinaHR, the Company's Chief Operating Decision Maker ("CODM") began reviewing the operating results of ChinaHR and initiated the process of making resource allocation decisions for ChinaHR separately from the Careers — International operating segment (which ChinaHR was formerly a part of). Accordingly, in 2009, the Company has the following four operating segments: Careers — North America, Careers — International, Careers — China and Internet Advertising & Fees. Pursuant to ASC 280, *Segments*, due to the economic similarities of both operating segments, the Company aggregates the Careers — International and Careers — China operating segments into one reportable segment: Careers — International. See Note 1 for a description of the Company's reportable segments.

The following tables present the Company's operations by reportable segment and by geographic region:

	Years Ended December 31,		
	2009	2008	2007
Revenue			
Careers — North America	$407,118	$ 638,118	$ 707,384
Careers — International	365,478	575,182	488,038
Internet Advertising & Fees	132,546	130,327	128,382
Revenue	**$905,142**	**$1,343,627**	**$1,323,804**

	Years Ended December 31,		
	2009	2008	2007
Operating (Loss) Income			
Careers — North America	$ 19,670	$ 175,255	$224,862
Careers — International	(6,283)	84,727	52,113
Internet Advertising & Fees	18,114	11,666	16,611
	31,501	271,648	293,586
Corporate expenses	(40,312)	(101,693)	(74,354)
Operating (loss) income	**$ (8,811)**	**$ 169,955**	**$219,232**

	Years Ended December 31,		
	2009	2008	2007
Depreciation and Amortization			
Careers — North America	$31,318	$24,541	$19,406
Careers — International	29,651	26,551	18,170
Internet Advertising & Fees	7,163	6,299	5,421
	68,132	57,391	42,997
Corporate expenses	401	629	911
Depreciation and amortization	**$68,533**	**$58,020**	**$43,908**

	Years Ended December 31,		
	2009	2008	2007
Restructuring and Other Special Charges			
Careers — North America	$ 3,758	$ 4,895	$ 6,665
Careers — International	10,368	9,313	7,067
Internet Advertising & Fees	616	1,400	2,115
Corporate expenses	1,363	799	750
Restructuring and other special charges	**$16,105**	**$16,407**	**$16,597**

	Years Ended December 31,		
	2009	2008	2007
Revenue by Geographic Region(a)			
United States	$521,697	$ 740,934	$ 812,328
Germany	72,554	136,491	112,284
Other foreign	310,891	466,202	399,192
Revenue	**$905,142**	**$1,343,627**	**$1,323,804**

	December 31,		
	2009	2008	2007
Long-lived Assets by Geographic Region(b)			
United States	$107,004	$117,738	$ 83,216
International	36,723	43,544	40,181
Total long-lived assets	**$143,727**	**$161,282**	**$123,397**

The following table reconciles each reportable segment's assets to total assets reported on the Company's consolidated balance sheets:

	December 31,	
	2009	2008
Total Assets by Segment		
Careers — North America	$ 614,363	$ 657,730
Careers — International	717,574	843,007
Internet Advertising & Fees	184,157	188,507
Corporate	171,303	83,217
Shared assets(c)	139,793	144,129
Total assets	**$1,827,190**	**$1,916,590**

(a) Revenue by geographic region is generally based on the location of the Company's subsidiary.

(b) Total long-lived assets includes property and equipment, net.

(c) Shared assets represent assets that provide economic benefit to all of the Company's operating segments. Shared assets are not allocated to operating segments for internal reporting or decision-making purposes.

18. STOCK OPTION INVESTIGATIONS AND LITIGATION

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

Remaining Litigation Arising from the Company's Historical Stock Option Granting Practices

The Company is currently party to one civil action (captioned as Taylor v. McKelvey, et al., 06 CV 8322 (S.D.N.Y)(AKH) (the "ERISA Class Action")) pending against it (as well as certain former officers and directors of the Company) in connection with the Company's historical stock option granting practices. The ERISA Class Action was filed in the United States District Court for the Southern District of New York in

October 2006 as a putative class action litigation, purportedly brought on behalf of all participants in the Company's 401(k) Plan (the "Plan"). The complaint, as amended in February 2007 and February 2008, alleges that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of the Employee Retirement Income Security Act ("ERISA") by allowing Plan participants to purchase and to hold and maintain Company stock in their Plan accounts without disclosing to those Plan participants the Company's historical stock option grant practices. The plaintiffs and the Company entered into a Memorandum of Understanding on September 14, 2009 and entered into a Class Action Settlement Agreement (the "Settlement Agreement") on November 9, 2009. The Settlement Agreement sets forth the terms pursuant to which the parties intend, subject to Court approval and certification of the proposed class described in the second amended complaint, to settle the ERISA Class Action. The Settlement Agreement provides for a payment of $4,250 million in full settlement of the claims asserted in the ERISA Class Action, a substantial majority of which will be paid by insurance and contribution from another defendant. The effectiveness of the Settlement Agreement is subject to Court approval and certification of the proposed class. On December 3, 2009, the Court granted preliminary approval of the proposed settlement, which included certification of the class members. Notice to the class has been sent and a final hearing on the merits of the proposed settlement is expected to occur in the near future.

Upon the conclusion of the settlement of the ERISA Class Action, all of the actions seeking recoveries from us as an outgrowth of the Company's historical stock option grant practices will have been settled. As a result, in the quarterly period ended September 30, 2009, we reversed a previously recorded accrual of $6.9 million relating to these matters.

19. SUBSEQUENT EVENT

On February 3, 2010, the Company entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Yahoo! Inc. ("Yahoo!"), pursuant to which the Company has agreed to acquire from Yahoo! certain assets exclusive to Yahoo! HotJobs (the "HotJobs Assets") for a purchase price of $225,000 in cash payable at the closing of the transaction. The closing is subject to customary conditions to closing, including the receipt of requisite antitrust approvals. Either party may terminate the Asset Purchase Agreement, subject to certain exceptions, (i) in the event of an uncured breach of the Asset Purchase Agreement by the other party, (ii) if the closing has not occurred by August 25, 2010 (the "Termination Date"), provided that the Termination Date may be extended by up to nine additional months in Yahoo!'s sole discretion in connection with any antitrust related regulatory action or proceeding, (iii) if a legal restraint would prevent the consummation of the closing or (iv) if either party is compelled by a government authority to sell, hold separate or otherwise dispose of all or any portion of the HotJobs Assets or limit the operation of the HotJobs business.

In connection with the transaction, the Company and Yahoo! entered into certain other ancillary agreements to be effective as of the closing of the acquisition, including (i) a license agreement, pursuant to which Yahoo! will grant to the Company a license of certain patents and trade secrets for use by the Company, and the Company will agree to grant back to Yahoo! a license of the technology, trade secrets and patents assigned to the Company under the Asset Purchase Agreement, (ii) a transition services agreement to ensure the Company's ability to operate the HotJobs business for a period of six months following the closing (as such time period may be extended in the Company's discretion by up to three additional months) and (iii) a commercial traffic agreement, pursuant to which Yahoo! has agreed to place hyperlinks on Yahoo!'s homepages in the United States and Canada and certain other Yahoo! properties designed to direct user traffic to Monster.com and Monster.ca.

MONSTER WORLDWIDE, INC.

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
(In thousands, except per share amounts)

2009	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	Full Year
Revenue:					
Careers	$222,849	$190,397	$179,941	$179,409	$772,596
Internet Advertising & Fees	31,554	32,660	34,592	33,740	132,546
Total revenue	254,403	223,057	214,533	213,149	905,142
Salaries and related	122,385	113,484	112,833	115,047	463,749
Office and general	62,113	59,862	59,841	49,472	231,288
Marketing and promotion	73,691	44,953	45,757	45,260	209,661
(Reversal of) Provision for legal settlements, net	—	—	(6,850)	—	(6,850)
Restructuring and other special charges	11,008	5,097	—	—	16,105
Total operating expenses	269,197	223,396	211,581	209,779	913,953
Operating (loss) income	(14,794)	(339)	2,952	3,370	(8,811)
Interest and other, net	1,203	76	(48)	(7,059)	(5,828)
(Loss) income from continuing operations before income taxes and loss in equity interests	(13,591)	(263)	2,904	(3,689)	(14,639)
Income taxes	(4,489)	(83)	(30,891)	(2,420)	(37,883)
Loss in equity interests, net	(1,239)	(1,190)	(1,044)	(844)	(4,317)
(Loss) income from continuing operations	(10,341)	(1,370)	32,751	(2,113)	18,927
Income (loss) from discontinued operations, net of tax	—	—	—	—	—
Net (loss) income	$(10,341)	$ (1,370)	$ 32,751	$ (2,113)	$ 18,927
Basic (loss) earnings per share:(a)					
(Loss) income from continuing operations	$ (0.09)	$ (0.01)	$ 0.27	$ (0.02)	$ 0.16
Income (loss) from discontinued operations, net of tax	—	—	—	—	—
Basic (loss) earnings per share	$ (0.09)	$ (0.01)	$ 0.27	$ (0.02)	$ 0.16
Diluted (loss) earnings per share:(a)					
(Loss) income from continuing operations	$ (0.09)	$ (0.01)	$ 0.27	$ (0.02)	$ 0.16
Income (loss) from discontinued operations, net of tax	—	—	—	—	—
Diluted (loss) earnings per share	$ (0.09)	$ (0.01)	$ 0.27	$ (0.02)	$ 0.16
Weighted average shares outstanding:					
Basic	118,855	119,274	119,473	119,575	119,359
Diluted	118,855	119,274	121,676	119,575	121,170

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, non-vested restricted stock units and non-vested restricted stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

MONSTER WORLDWIDE, INC.

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
(In thousands, except per share amounts)

2008	Quarter First	Second	Third	Fourth	Full Year
Revenue:					
Careers	$336,810	$320,953	$297,606	$257,931	$1,213,300
Internet Advertising & Fees	29,662	33,341	34,583	32,741	130,327
Total revenue	366,472	354,294	332,189	290,672	1,343,627
Salaries and related	140,448	135,879	136,506	130,435	543,268
Office and general	73,899	75,358	71,834	61,608	282,699
Marketing and promotion	111,854	68,976	57,684	52,684	291,198
Provision for legal settlements, net	—	40,100	—	—	40,100
Restructuring and other special charges	6,927	2,732	3,592	3,156	16,407
Total operating expenses	333,128	323,045	269,616	247,883	1,173,672
Operating income	33,344	31,249	62,573	42,789	169,955
Interest and other, net	7,383	3,057	5,283	1,560	17,283
Income from continuing operations before income taxes and loss in equity interests	40,727	34,306	67,856	44,349	187,238
Income taxes	15,143	12,153	22,734	14,880	64,910
Loss in equity interests, net	(1,822)	(3,592)	(2,086)	(339)	(7,839)
Income from continuing operations	23,762	18,561	43,036	29,130	114,489
(Loss) income from discontinued operations, net of tax	(1,171)	12,269	(258)	(536)	10,304
Net income	$ 22,591	$ 30,830	$ 42,778	$ 28,594	$ 124,793
Basic earnings per share:(a)					
Income from continuing operations	$ 0.19	$ 0.15	$ 0.36	$ 0.25	$ 0.95
(Loss) income from discontinued operations, net of tax	(0.01)	0.10	—	—	0.09
Basic earnings per share	$ 0.18	$ 0.26	$ 0.36	$ 0.24	$ 1.04
Diluted earnings per share:(a)					
Income from continuing operations	$ 0.19	$ 0.15	$ 0.36	$ 0.24	$ 0.94
Income (loss) from discontinued operations, net of tax	(0.01)	0.10	—	—	0.09
Diluted earnings per share	$ 0.18	$ 0.25	$ 0.35	$ 0.24	$ 1.03
Weighted average shares outstanding:					
Basic	122,711	120,885	120,057	118,601	120,557
Diluted	123,332	121,541	120,722	119,380	121,167

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, non-vested restricted stock units and non-vested restricted stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Monster Worldwide maintains "disclosure controls and procedures," as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Securities Exchange Act Rules 13a-15(f) or 15d-15(f)). The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on its assessment, the Company believes that as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria. There have been no significant changes in the Company's internal controls or in other factors which could materially affect internal controls subsequent to the date the Company's management carried out its evaluation.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Monster Worldwide, Inc.
New York, New York

We have audited Monster Worldwide, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Monster Worldwide, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Monster Worldwide, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 4, 2010 expressed an unqualified opinion thereon.

/s/ BDO SEIDMAN, LLP

New York, New York
February 4, 2010

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Certain of the information required by this item is incorporated by reference to the information appearing under the headings *"Corporate Governance and Board of Directors Matters," "Proposal 1: Election of Directors"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2009 pursuant to Regulation 14A of the Exchange Act. The information under the heading *"Executive Officers"* in *"Item 1. Business"* of this Annual Report on Form 10-K is also incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics applicable to its directors, officers (including its principal executive officer, principal financial officer, principal accounting officer and controller) and employees. The Code of Business Conduct and Ethics is available on the Investor Relations portion of the Company's website under the *"Corporate Governance"* link. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments or waivers from any provision of the Company's Code of Business Conduct and Ethics applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller by either filing a Form 8-K or posting this information on the Company's website within four business days following the date of amendment or waiver. The Company's website address is *http://about-monster.com.*

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2009 pursuant to Regulation 14A of the Exchange Act.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2009 pursuant to Regulation 14A of the Exchange Act.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2009 pursuant to Regulation 14A of the Exchange Act.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2009 pursuant to Regulation 14A of the Exchange Act.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(A) DOCUMENT LIST

1. *Financial Statements*

The financial statements of the Company filed herewith are set forth in Part II, Item 8 of this Report.

2. *Financial Statement Schedules*

None.

3. *Exhibits Required by Securities and Exchange Commission Regulation S-K*

(a) The following exhibits are filed as part of this report or are incorporated herein by reference. Exhibit Nos. 10.1 through 10.19 are management contracts or compensatory plans or arrangements.

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended.(1)
3.2	Amended and Restated Bylaws.(2)
4.1	Form of Common Stock Certificate.(1)
10.1	Form of Indemnification Agreement.(3)
10.2	1999 Long Term Incentive Plan, as amended as of January 1, 2008.(4)
10.3	Monster Worldwide, Inc. 2008 Equity Incentive Plan, as amended on April 28, 2009.(5)
10.4	Monster Worldwide, Inc. Amended and Restated Executive Incentive Plan.(6)
10.5	Form of Monster Worldwide, Inc. Restricted Stock Award Grant Notice.(7)
10.6	Form of Monster Worldwide, Inc. Restricted Stock Unit Award Grant Notice.(7)
10.7	Form of Monster Worldwide, Inc. Restricted Stock Unit Award Grant Notice for Residents of France.(7)
10.8	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for Residents of the United Kingdom.(7)
10.9	Form of Monster Worldwide, Inc. Restricted Stock Agreement for grants of restricted stock subject to performance vesting.(6)
10.10	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for grants of restricted stock units subject to performance vesting.(6)
10.11	Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for certain employees and executive officers.(8)
10.12	Form of Monster Worldwide, Inc. Stock Option Agreement for certain employees and executive officers.(9)
10.13	Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for initial grants of restricted stock.(10)
10.14	Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for annual grants of restricted stock.(10)
10.15	Employment Agreement, dated April 11, 2007, between Monster Worldwide, Inc. and Salvatore Iannuzzi.(11)
10.16	Employment Agreement, dated June 7, 2007, between Monster Worldwide, Inc. and Timothy T. Yates.(12)
10.17	Employment Letter Agreement, dated March 2, 2007, between Monster Worldwide, Inc. and Darko Dejanovic.
10.18	Employment Agreement, dated as of May 15, 2008, by and between Monster Worldwide, Inc. and James M. Langrock.(13)
10.19	Employment Agreement, dated as of September 7, 2007, by and between Monster Worldwide, Inc. and Lise Poulos.

Exhibit Number	Description
10.20	Indenture of Lease, dated December 13, 1999, between the 622 Building Company LLC and the Company.(14)
10.21	Amended and Restated Credit Agreement, dated August 31, 2009, by and among Monster Worldwide, Inc., certain of Monster Worldwide, Inc.'s subsidiaries that may be designated as borrowers, Bank of America, N.A., in its capacity as administrative agent, swing line lender and l/c issuer and the lenders identified therein.(15)
10.22	First Amendment to Credit Agreement, dated January 28, 2010, by and among Monster Worldwide, Inc. and the lenders party thereto.
10.23	Amended and Restated Subsidiary Guaranty, dated August 31, 2009, by the domestic subsidiaries of Monster Worldwide, Inc. party thereto in favor of Bank of America, N.A., in its capacity as administrative agent.(15)
10.24	U.S. Pledge Agreement, dated August 31, 2009, by Monster Worldwide, Inc. and Monster (California), Inc. in favor of Bank of America, N.A., in its capacity as administrative agent.(15)
10.25	Share Purchase Agreement, dated as of October 8, 2008, among China HR.com Holdings Ltd., Monster Worldwide, Inc., Monster Worldwide Netherlands B.V., Monster Worldwide Limited, the shareholders of China HR.com Holdings Ltd. named therein, and the other individuals named therein.(16)
10.26	Asset Purchase Agreement, dated as of February 3, 2010, by and between Monster Worldwide, Inc. and Yahoo! Inc.(17)
21.1	Subsidiaries of the Company.
23.1	Consent of BDO Seidman, LLP.
31.1	Certification by Salvatore Iannuzzi pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Timothy T. Yates pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Salvatore Iannuzzi pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Timothy T. Yates pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 1, 2007.

(2) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on January 27, 2010.

(3) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-1 (Registration No. 333-12471).

(4) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on May 8, 2008.

(5) Incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 29, 2009.

(6) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on November 4, 2008.

(7) Incorporated by reference to Exhibits to the Company's Quarterly Report on Form 10-Q filed on July 31, 2009.

(8) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on March 31, 2006.

(9) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on December 30, 2004.

(10) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on June 9, 2008.

(11) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on April 16, 2007.

(12) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on June 11, 2007.

(13) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on May 15, 2008.

(14) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-3 (Registration No. 333-93065).

(15) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on September 3, 2009.

(16) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on October 15, 2008.

(17) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on February 3, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONSTER WORLDWIDE, INC.
(REGISTRANT)

By: /s/ SALVATORE IANNUZZI

Salvatore Iannuzzi
Chairman of the Board, President and Chief Executive Officer

Dated: February 4, 2010

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date
/s/ SALVATORE IANNUZZI Salvatore Iannuzzi	Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer)	February 4, 2010
/s/ TIMOTHY T. YATES Timothy T. Yates	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	February 4, 2010
/s/ JAMES M. LANGROCK James M. Langrock	Senior Vice President, Finance and Chief Accounting Officer (principal accounting officer)	February 4, 2010
/s/ ROBERT J. CHRENC Robert J. Chrenc	Director	February 4, 2010
/s/ JOHN GAULDING John Gaulding	Director	February 4, 2010
/s/ EDMUND P. GIAMBASTIANI, JR. Edmund P. Giambastiani, Jr.	Director	February 4, 2010
/s/ ROBERTO TUNIOLI Roberto Tunioli	Director	February 4, 2010

Corporate Information

Board of Directors

Salvatore Iannuzzi
Chairman

Robert J. Chrenc

John Gaulding

Admiral Edmund P. Giambastiani, Jr. (U.S. Navy, Retired)

Cynthia P. McCague

Jeffrey F. Rayport

Roberto Tunioli

Timothy T. Yates

Management Team

Salvatore Iannuzzi
Chairman, President and Chief Executive Officer

Timothy T. Yates
Executive Vice President and Chief Financial Officer

Darko Dejanovic
Executive Vice President, Global Chief Information Officer and Head of Product

Ted Gilvar
Executive Vice President and Global Chief Marketing Officer

James M. Langrock
Senior Vice President, Finance and Chief Accounting Officer

Edward Lo
Executive Vice President, Greater China

Michael C. Miller
Executive Vice President, General Counsel and Secretary

Arthur O'Donnell
Executive Vice President, Global Customer Service

Lise Poulos
Executive Vice President and Chief Administrative Officer

Mark Stoever
Executive Vice President, Corporate Development and Strategic Alliances

CEO and CFO Certifications

Monster Worldwide has included as exhibits to its 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission certifications of its Chief Executive Officer and Chief Financial Officer in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Monster Worldwide's Chief Executive Officer has also submitted to the New York Stock Exchange a certification that he is not aware of any violations by Monster Worldwide of the New York Stock Exchange's corporate governance listing standards, in compliance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Global Headquarters

Monster Worldwide, Inc.
622 Third Avenue, 39th floor
New York, NY 10017
ph: 212-351-7000

Stock Exchange

NYSE: MWW

Transfer Agent

For general inquiries:

Monster Worldwide, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
ph: 1-800-851-9677 (U.S.)
1-201-680-4000 (outside the U.S.)
www.bnymellon.com/shareowner/isd
email: shrrelations@bnymellon.com

To send certificates for transfer and for address changes:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Investor Relations

Robert Jones
Monster Worldwide, Inc.
622 Third Avenue, 39th floor
New York, NY 10017
robert.jones@monsterworldwide.com

Annual Meeting

The 2010 annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, June 8, 2010 at Dechert LLP
1095 Avenue of the Americas, 28th floor
New York, NY 10036

monster worldwide

Global Headquarters
Monster Worldwide, Inc.
622 Third Avenue, 39th floor
New York, NY 10017
ph: 212-351-7000